As submitted confidentially to the Securities and Exchange Commission on May 8, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RC Driven Holdings LLC

to be converted as described herein into a corporation named

Driven Brands Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	7538	47-3595252
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

440 S. Church Street, Suite 700 Charlotte, NC 28202 (704) 377-8855

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jonathan Fitzpatrick President and Chief Executive Officer 440 S. Church Street, Suite 700 Charlotte, NC 28202 (704) 377-8855

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

John C. Kennedy, Esq. Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3300	Tiffany Mason Executive Vice President and Chief Financial Officer 440 S. Church Street, Suite 700 Charlotte, NC 28202 (704) 377-8855	Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1) (2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase. See “Underwriters.”
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

RC Driven Holdings LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the closing of the offering to which this registration statement relates, RC Driven Holdings LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Driven Brands Holdings Inc. Except as disclosed in the accompanying prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of RC Driven Holdings LLC and do not give effect to the Corporate Conversion. Shares of the common stock of Driven Brands Holdings Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

             Shares

Driven Brands Holdings Inc.

Common Stock

This is the initial public offering of Driven Brands Holdings Inc., a Delaware corporation. We are offering                shares of common stock.

We expect the public offering price to be between $        and $        per share. Prior to this offering, no public market exists for the shares. We intend to apply to list our common stock on            under the symbol “DRVN”. Following the completion of this offering and related transactions, our principal stockholder will continue to own a majority of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” under the corporate governance rules for            listed companies and will be exempt from certain corporate governance requirements of such rules. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Principal Stockholders.”

We are also an “emerging growth company” as defined under the U.S. federal securities laws, and as such may elect to comply with reduced public company reporting requirements. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” that are described beginning on page 17 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to            additional shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about                    , 2020

Morgan Stanley	BofA Securities	Goldman Sachs & Co. LLC

Prospectus dated                , 2020

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Through and including                     , 2020 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including ABRA®, CARSTAR®, Driven Brands®, MAACO®, Meineke®, PH Vitres D’Autos®, Spire Supply®, Take 5 Oil Change®, Uniban® and 1-800-Radiator & A/C®. This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

INDUSTRY AND MARKET DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, such as the Auto Care Factbook 2020, Auto Care Association, as well as good faith estimates of our management which are based on such sources and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of RC Driven Holdings LLC and its subsidiaries. Prior to the closing of this offering, RC Driven Holdings LLC intends to convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to Driven Brands Holdings Inc. All holders of units of RC Driven Holdings LLC will become holders of shares of common stock of Driven Brands Holdings Inc. In this prospectus, we refer to all transactions related to our conversion to a corporation as the Corporate Conversion. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” “Driven Brands,” the “Issuer,” “we,” “us” and “our” refer, prior to the Corporate Conversion discussed herein, to RC Driven Holdings LLC and its subsidiaries, and after the Corporate Conversion, Driven Brands Holdings Inc. and its subsidiaries. References to “brands” refer to the brands under which we and our franchisees operate each store location or warehouse, as applicable (referred to as “locations,” “stores,” or “units”). References to the size of our business are based on store count. References to “franchise” or “franchisee” refer to third parties that operate locations under franchise or license agreements, references to “franchised locations” refer to locations operated by franchisees and references to “company-operated locations” refer to locations operated by subsidiaries of the Company. Driven Brands Inc. is an indirect wholly owned subsidiary of the Company and is the manager of all locations under the securitized debt facility described herein. Accordingly, any references to “Company,” “we,” “us,” and “our” in the context of domestic and international franchising activities, domestic and international locations and the leasing, ownership or operations of company-operated locations should be read as a reference to Driven Brands Inc. and its subsidiaries. References to our “Principal Stockholder” refer to Driven Equity LLC, an affiliate of Roark Capital Management, LLC (“Roark”) as described under “Prospectus Summary—Our Principal Stockholder.” References to “average repair order” refer to system-wide sales divided by system-wide transaction count.

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the automotive services industry. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” Except as otherwise specified, the following are key performance indicators used throughout this prospectus:

•	“System-wide sales” represents net sales for all our company-operated stores as well as franchised stores.

•	“Store count” reflects the number of company-operated stores and franchised stores open at the end of the reporting period.

•

“Same store sales” reflect the change in sales year-over-year for the same store base. We define the same store base to include all company-operated and franchised stores open for comparable weeks during the given fiscal period in both the current and prior year.

•

“Adjusted EBITDA” means earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, store opening costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, infrequent or unusual charges.

Adjusted EBITDA is a non-GAAP financial measure, which is discussed in more detail in the section entitled “Use of Non-GAAP Financial Information.” Our fiscal year ends on the last Saturday of each calendar year. Our most recent fiscal years ended on December 28, 2019 and December 29, 2018 and were both 52-week years. Our fiscal quarters are comprised of 13 weeks each, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, and end on the 13th Saturday of each quarter (14th Saturday of the fourth quarter, when applicable).

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement our financial information presented in accordance with the U.S. GAAP, we have presented Adjusted EBITDA, Acquisition Adjusted EBITDA, Adjusted Net Income and Free Cash Flow Conversion, each a non-GAAP financial measure.

Adjusted EBITDA is defined above under “Basis of Presentation.” Acquisition Adjusted EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management’s estimates of a full period of Adjusted EBITDA from any businesses acquired in such period as if such acquisitions had been completed on the first day of such period (“Acquisition EBITDA adjustments”). Acquisition EBITDA adjustments are based on the most recently available historical financial information of acquired businesses at the time of such acquisitions, as adjusted as permitted under our Senior Notes Indenture to (a) eliminate expenses related to the prior owners and certain other non-recurring costs and expenses, if any, as if such businesses had been acquired on the first day of such period and (b) give effect to a full year of performance for any acquisitions completed by such acquired businesses prior to our acquisition. Free Cash Flow Conversion is calculated as Adjusted EBITDA minus total aggregate maintenance capital expenditures divided by such Adjusted EBITDA amount. Adjusted Net Income is calculated by eliminating from net income the adjustments described for Adjusted EBITDA, amortization related to acquired intangible assets and the tax effect of the adjustments. Our recorded intangible assets primarily relate to franchise agreements and trademarks. The amortization related to acquired intangible assets is a non-cash amount which is not affected by operations of any particular period and which typically fluctuates period over period based on the size and timing of the Company’s acquisition activity. Accordingly, we believe excluding the amortization related to acquired intangible assets enhances the Company’s and our investors’ ability to compare our past performance with our current performance and to analyze underlying business trends.

We present these metrics because we believe they are a useful indicator of our operating performance. We believe Adjusted EBITDA and Adjusted Net Income are commonly used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Our management and certain investors use Acquisition Adjusted EBITDA as an estimate of the potential of our ongoing operations to generate Adjusted EBITDA after giving effect to recent acquisitions. Our management and certain investors use Free Cash Flow Conversion to measure our system-wide performance and as a measure to value our business.

Adjusted EBITDA, Acquisition Adjusted EBITDA, Adjusted Net Income and Free Cash Flow Conversion should not be construed as alternatives to net income and net income margin under GAAP as indicators of operating performance or as alternatives to cash flow provided by operating activities under GAAP as measures of liquidity. In addition, Acquisition Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and Free Cash Flow Conversion should not be construed as an alternative to our cash flows under GAAP measures of liquidity. Adjusted EBITDA, Acquisition Adjusted EBITDA, Adjusted Net Income and Free Cash Flow Conversion may not be comparable to similarly titled measures reported by other companies. We have included these measures because we believe they provide management and investors with additional information to measure our performance.

The presentation of Acquisition Adjusted EBITDA should not be construed as an inference that our future results will be consistent with our “as if” estimates. These “as if” estimates of potential operating results were not prepared in accordance with GAAP or the pro forma rules of Regulation S-X promulgated by the SEC. Furthermore, while Acquisition Adjusted EBITDA gives effect to management’s estimate of a full year of Adjusted EBITDA in respect of acquisitions completed in the applicable period, Acquisition Adjusted EBITDA does not give effect to any Adjusted EBITDA in respect of such acquisitions for any period prior to such applicable period. As a result, the Acquisition Adjusted EBITDA across different periods may not necessarily be comparable.

For reconciliations of these measures to the nearest GAAP measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

DRIVEN BRANDS’ OVERVIEW

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of more than 3,100 locations across 49 U.S. states and all 10 Canadian provinces. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change and maintenance. Driven Brands provides high-quality services to a wide range of customers, who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Approximately 84% of our locations are franchised and generated 88% of our system-wide sales in 2019, and our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation, with Free Cash Flow Conversion exceeding 98% in 2019, and predictable, capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of compelling service offerings has delivered twelve consecutive years of positive same store sales growth including throughout the Great Recession, and from 2015 to 2019 we grew our revenue and Adjusted EBITDA at a CAGR of 37% and 24%, respectively.

We have a portfolio of highly recognized brands, including ABRA, CARSTAR, Maaco, Meineke, and Take 5 that compete in the large, growing, recession-resistant and highly-fragmented automotive care industry. Our industry is estimated to be a $306 billion market in the U.S. underpinned by a large, growing car parc of more than 275 million vehicles, and the industry is expected to continue growing given (i) increases in annual miles traveled; (ii) consumers more frequently outsourcing automotive services due to vehicle complexity; (iii) increases in average repair costs and (iv) average age of the car on the road getting older. In 2019, our network serviced 9 million vehicles and generated $2.9 billion in system-wide sales. We serve a diverse mix of customers, with 40% of our 2019 system-wide sales coming from retail customers and 60% coming from commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 1,800 individual franchisees. Our scale, nationwide breadth, and best-in-class shared services provide significant competitive platform advantages, and we believe that we are well positioned to increase our market share through continued organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our franchisees and our company-operated locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a robust data analytics engine of more than 16 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have a franchise new unit pipeline of more than 400 committed locations as of December 28, 2019. Our organic growth is complemented by a consistent and repeatable M&A strategy, having completed 37 acquisitions since 2015. Within our existing service categories alone, we believe we have enormous whitespace, with over 10,000 potential locations across North America. We are only in first gear.

RECENT GROWTH AND PERFORMANCE

We believe our historical success in driving revenue and profit growth is underpinned by our highly-recognized brands, dedicated marketing funds, exceptional in-store execution, franchisee support, and ability to provide a wide range of high-quality services for our retail and commercial customers. Following the acquisition by our Principal Stockholder, an affiliate of Roark, in early 2015, we made significant investments in our shared services and data analytics capabilities, which has enabled us to accelerate our growth, as evidenced by the following achievements from 2015 through 2019:

•	Increased our total store count from 2,306 to 3,106, at a CAGR of 8%

•	Increased system-wide sales from $1.4 billion to $2.9 billion, at a CAGR of 19%

•	Grew same store sales at an average annual rate of %

•	Increased revenue from $168 million to $600 million, at a CAGR of 37%

•	Increased Net Income from $2.7 million* to $7.8 million

•	Increased Adjusted EBITDA from $53 million to $125 million, at a CAGR of 24%

Store Count	System-Wide Sales ($Bn)	Revenue ($MM)	Adjusted EBITDA ($MM)

(1)

2019 revenue includes $66 million of advertising contributions in accordance with our adoption in 2018 of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and therefore the 2015 and 2019 revenue, and resulting CAGR, figures are not comparable. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Our financial performance and business model are highly resilient across economic cycles, as demonstrated by 12 consecutive years of consistent positive same store sales growth, including growth through the Great Recession. In addition, our highly-franchised business model generates consistent, recurring revenue and significant and predictable free cash flow, and we are insulated from the operating cost variability of our franchised locations as the operating costs of franchised locations are borne by the franchisees themselves.

*	Net Income for fiscal 2015 represents pro forma net income calculated to reflect the acquisition of the Company by the Principal Stockholder as of the beginning of the fiscal year.

OUR OPPORTUNITY: THE LARGE, GROWING, RECESSION-RESISTANT AND HIGHLY FRAGMENTED AUTOMOTIVE SERVICES INDUSTRY

The highly-fragmented U.S. automotive care industry is estimated to be a $306 billion market that provides critical needs-based services and replacement components, accessories, and equipment to vehicle owners after initial sale. The core of the industry is a large and growing car parc of over 275 million vehicles in operation (“VIO”), with an average vehicle age of 12 years. Our VIO sweet spot is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the car parc. This expanding pool of older vehicles consistently requires a variety of on-going services to remain operable. As a result, the industry has experienced stable and predictable growth driven by non-discretionary and non-cyclical demand from end customers who need their vehicles every day.

Multiple secular tailwinds are driving predictable industry growth. The addressable market of vehicles in operation is growing steadily along with annual miles traveled and the average vehicle age, all of which increase the needs for vehicle maintenance and repair. Increasing vehicle complexity is driving higher cost of repairs and more consumer reliance on “do-it-for-me” (“DIFM”) service providers with specialized knowledge, tools and equipment. These trends continue to drive an increased need for professional DIFM services, premiumization of certain products such as higher-cost motor oils to sustain performance, and increasing average repair order. Since 2003, the DIFM market channel has consistently captured 75% to 80% of the market relative to “do-it-yourself” (“DIY”). In the past five years (2013-2018), DIFM sales (excluding tires) has grown at a 4.5% CAGR versus 3.1% for DIY.

All of these secular tailwinds play to Driven Brands’ advantage as the largest automotive services platform in North America. We believe that as a large, scaled chain, Driven Brands will continue to gain market share from independent operators due to our ability to invest in the required technology, infrastructure, and equipment to service more complex cars, as well as preferences from insurance carriers and fleet operators to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services.

The automotive services industry is highly fragmented, comprised primarily of regional and locally owned and operated independent shops, and offers a significant consolidation opportunity across our segments.

U.S. Addressable Market for Driven Brands’ Two Largest Segments

Paint, Collision & Glass(1)(2)	Maintenance(1)(2)

Highly fragmented industry with top 5 companies representing ~15% of market share(1)(2)	Highly fragmented industry with top 10 companies representing ~15% of market share(1)(2)

(1)	Percentage of market share is calculated based on aggregate store count.
(2)

Based on management estimates using internal knowledge in addition to information derived from publicly available third-party filings, the National Oil and Lube News and the Auto Care Factbook 2020, Auto Care Association.

OUR COMPETITIVE STRENGTHS AND STRATEGIC DIFFERENTIATION

We believe the following strengths differentiate us from our competitors and enable us to profitably grow our leading market position and drive our continued success.

We Provide an Extensive Suite of Services Retail and Commercial Customers Consistently Need

We believe Driven Brands is the only automotive services platform of scale providing an extensive suite of services to its customers. Our diversified platform is uniquely capable of offering a compelling service proposition to our customers by providing a wide breadth of services for all vehicle types and across multiple service categories including paint, collision, glass, repair, oil change and maintenance. Most automotive services are non-discretionary and are essential to the customer in any economic environment. We serviced 9 million vehicles in 2019, with 40% of our system-wide sales coming from retail customers and 60% from commercial customers including large fleet operators and insurance carriers. For our commercial customers, we offer a compelling value proposition by providing a “one-stop-shop” for their many automotive service needs through our nationwide footprint of more than 3,100 locations offering an extensive range of complementary and needs-based services.

2019 System-wide Sales by Customer	2019 System-wide Sales by Segment

Platform of Highly Recognized and Long-Standing Brands

We are the largest diversified automotive services platform in North America, and our brands have been providing quality services to retail and commercial customers for over 300 years combined. We believe that the longevity and awareness of our brands, tenure of our franchisees, and the quality and value of our offerings resonate deeply with our customers. Maaco and Meineke have been operating since 1972 and are two of the most recognizable brands in the industry. In addition, Take 5 and ABRA have been operating since 1984, and CARSTAR has been in operation since 1989. CARSTAR and ABRA are also highly regarded by our insurance carrier customers featuring Net Promoter Scores of 85 and 87, respectively. Our brands are supported by over two hundred highly qualified Driven Brands field operations team members that provide training and operational expertise to our franchisees and company-operated locations to help them deliver best-in-class customer service and drive strong financial performance. Additionally, our brands are supplemented by our continuous brand investment, with more than $1 billion having been spent on marketing over our 45 year history. Our deep and ongoing investment in training, operations and marketing has enabled our brands to stay highly relevant in the evolving marketplace and has helped position our locations as the “go to” destination for our retail and commercial customers’ automotive service needs.

Powerful Shared Services and Robust Data Analytics Engine

We have proactively built and invested in our shared services and data analytics capabilities, which are an integral component of Driven Brands and provide us with a significant competitive advantage and deep defensive moat against our peers. Our platform of centralized marketing support, consumer insights, procurement, training, new store development, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, and customers. We have used our strength and scale to create procurement programs that provide franchisees with lower pricing on supplies than they could otherwise achieve on their own. Our shared services are enhanced by our robust data analytics engine, which is powered by internally collected data from consumers, their vehicles and services that are provided to us at each transaction and further enriched by our third-party data. This powerful data gathering capability has allowed us to aggregate a growing data repository with over 16 billion unique data elements, which we use throughout our platform for improving our marketing and customer prospecting capabilities, measuring location performance, enhancing store-level operations, and optimizing our real estate site selection. As we grow organically and through acquisition, we believe the power of our shared services and data analytics will grow and will continue to be a key differentiator for our business through strengthening economies of scale, enhanced and accelerated data collection, and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Best of Both Worlds: Largely Franchised Business Model with Attractive Company-operated Unit Economics

We believe our operating model incorporates the best financial attributes of both franchised and company-operated businesses. Driven Brands benefits from asset-light, recurring cash flow streams generated by our 84% franchised unit composition as well as the high-growth and high-margin characteristics of our company-operated units. Across all of our brands, our locations generate attractive and consistent cash-on-cash returns and strong brand loyalty from our customers, which has driven consistent same store sales growth.

Our asset-light franchise business, combined with the geographic and service category diversification of our locations, results in high operating margins and highly stable cash flow generation for Driven Brands that has been consistent throughout economic cycles. Our diverse base of more than 1,800 franchisees has an average tenure with Driven Brands of approximately 15 years, and our franchisees typically work at the locations they operate and are highly engaged with their employees and customers.

Our attractive franchise economics are complemented by our company-operated stores, primarily within the Take 5 brand. The combination of our asset-light, highly-franchised business model with our attractive and high-growth company-operated locations provides Driven Brands with a compelling mix that result in durable operating margins, a highly attractive growth profile and recurring free cash flow generation.

Proven Ability to Drive and Integrate Highly Accretive M&A

M&A is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, diligence, acquire and integrate acquisitions. Since 2015, we have completed and successfully integrated 37 transactions with an average deal size of $24 million. As a part of our M&A strategy, we have grown our existing segments, such as our paint and collision business through the acquisitions of CARSTAR in 2015 and ABRA in 2019, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016, and glass services in 2019. In addition, we have a proven track record of executing tuck-in acquisitions of independently-owned shops that are highly value accretive when integrated into our platform based on our ability to drive performance improvement post-acquisition through upfront cost synergies as well as incremental revenue growth opportunities from Driven’s platform and economies of scale.

Our M&A capabilities are enhanced by information and data provided by our platform. 1-800-Radiator, for instance, is a very powerful identifier of prospective acquisition targets through its broad customer base of approximately 100,000 automotive shops. Once a company has been acquired, we leverage our shared services to enable the acquired business to benefit from our powerful procurement programs, data analytics capabilities, and training services. Every acquisition has been integrated into Driven Brands on plan and has demonstrated improved performance by being a part of our platform rather than operating as an independent company. We also seek to acquire businesses that make the rest of our platform stronger, including capabilities that can be extended to our existing brands, enhance our capture of data or strengthen our commercial customer base. Our track-record of highly-accretive M&A, with acquired companies benefiting from rapid growth and immediate synergies, will continue to be a significant part of the growth story for Driven Brands given the expected consolidation in the highly fragmented automotive services industry.

Deep Bench of Talent Poised to Capitalize on Attractive Growth Opportunity

Driven Brands is led by a best-in-class management team with experience managing many multi-billion dollar franchise and automotive service organizations. Our strategic vision is set by our CEO Jonathan Fitzpatrick, who previously served as the Chief Brand and Operations Officer of Burger King, and since joining Driven Brands in 2012, has led our transformation into an industry leading platform. Our highly experienced management team has previously held senior positions at large franchisors, including Burger King, and other global corporations, including Bank of America, General Electric, Kraft Foods, Lowe’s, Motorola, United Parcel Service, and Valvoline. Our success, growth and platform allow us to continue to attract and retain exceptional talent.

THE STRATEGIES THAT WILL CONTINUE OUR TRACK RECORD OF GROWTH

We expect to drive continued growth and strong financial performance by executing on the following strategies:

Grow Our Brands with New Locations

We have a proven track record of franchise and company-operated unit growth, having grown our store count at a CAGR of 8% since 2015, and we believe our competitive strengths across both our franchised and company-operated locations provide us with a solid financial and operational foundation to continue growing our footprint across North America. Based on an extensive internal analysis, we believe we have enormous whitespace, with over 10,000 potential locations across North America within our existing service categories.

Our franchise growth is driven both by new store openings as well as through conversions of independently-owned shops that do not have the benefits of our scaled platform. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared services capabilities provide highly compelling economic benefits for our franchisees resulting in a strong desire to join and stay within our network. We have a robust and growing pipeline of over 400 committed franchise locations as of December 28, 2019, which provides us with visibility into future franchise unit growth.

Additionally, we continue to expand our company-operated Take 5 footprint, primarily in Texas and Southeast U.S. markets, both through new greenfield openings as well as tuck-in acquisitions and conversions. The success of our company-operated locations is supported by our deep data analytics capabilities that use proprietary algorithms and insights that enable us to identify optimal real estate and make informed site selection decisions. With low start-up costs and strong sales ramp, company-operated locations provide highly attractive returns, and we believe there is ample whitespace in existing and adjacent markets for continued unit growth.

Continue to Drive Same Store Sales Growth

We have demonstrated an ability to drive attractive organic growth with positive same store sales performance for 12 consecutive years. We believe that we are well positioned to continue benefiting from this momentum by executing on the following growth levers:

•

Leverage Data Analytics to Optimize Marketing, Product Offerings and Pricing: Insights from our data analytics engine enhance our marketing and promotional strategy to drive growth in unit-level performance. For instance, our proprietary data algorithms help optimize lead generation and conversion through personalized, targeted, and timely marketing promotions that provide customers with the optimal offer at the right time. In addition, our data provides insights that are enabling us to identify and roll out new product offerings, improve menu design and optimize pricing structure across our brands. Use cases like these are regularly tested, refined and deployed across our network to drive store performance.

•

Facilitate Operational Improvements Through Training: Our network is supported by more than two hundred highly qualified Driven Brands field operations team members that provide training, operational expertise and best-practice sharing to our franchisees and company-operated locations, which drives superior customer service, high customer satisfaction and strong financial performance.

•

Develop Commercial Partnerships: We are proactively growing our commercial partnerships and winning new customers by being a highly convenient and cost effective “one-stop-shop” service provider that caters to the extensive suite of automotive service needs for fleet operators and insurance carriers. These customers want to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. We have a growing team dedicated to expanding partnerships with existing commercial customers as well as attracting new national and local customers.

•

Benefit from Resilient Industry Tailwinds: We believe that the industry in which we operate has significant tailwinds that will help drive growth, including a large and expanding pool of older cars, increasing miles driven, a growing need for DIFM services, and increasing average repair order due to more technology and premiumization in vehicles.

Enhance Margins through Procurement Initiatives and Strengthening Platform Services

In addition to topline growth, Driven Brands has also been able to leverage the strength of the platform to enhance margins for franchisees and company-operated locations through the following levers:

•

Leverage Shared Services and Platform Scale: We expect to continue to benefit from margin improvements associated with our increasing scale and the growing efficiency of our platform. As a result of the investments we have made, our shared services provide substantial operating leverage and are capable of supporting a much larger business than we are today. Driven Brands has also been increasing margins through technology advancements to enhance in-store operations and deploy best-practice training initiatives across the portfolio.

•

Utilize Purchasing Strength from Procurement Programs: Driven Brands currently provides franchisees and company-operated locations with lower pricing on supplies than they could otherwise achieve on their own, thereby augmenting the value proposition to new and existing franchisees as well as the earnings of our company-operated locations. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving lower procurement pricing and more benefits to our overall system.

•

Drive Incremental Profitability through Innovation: In 2017, Driven Brands launched Spire Supply, an in-house distributor of consumable products such as oil filters and wiper blades which currently serves all franchised and company-operated Take 5 stores as well as a large portion of Meineke stores. Spire Supply provides us with incremental EBITDA by reducing spend that would otherwise be paid to third-party vendors, providing Driven Brands and its franchisees with significant cost reductions. There is substantial opportunity to continue to grow Spire Supply through increased adoption across our franchisee network, introduction of new, complementary product lines, and the sale of products to independently-owned shops.

We plan to continue to invest in these capabilities that enhance the power of our platform and believe that these platform benefits will keep providing strong tailwinds to our franchisee profits and also to our company-wide margin going forward.

Pursue Accretive M&A in Existing and New Service Categories

Driven Brands is optimally positioned to continue its long and successful track record of acquisitions, both in our existing service categories as well as into new, complementary ones, and we maintain an actionable pipeline of M&A opportunities. Since 2015, we have completed and successfully integrated 37 acquisitions, and most recently, the Company expanded into glass services in 2019, which has provided us with new organic and acquisition growth opportunities. In addition, the evolving vehicle technology landscape provides numerous opportunities for Driven Brands to leverage its scale and core competencies to continue to expand our market share. As the consolidator of choice, we plan to capitalize on the highly fragmented nature of the automotive services industry by continuing to execute on accretive M&A using our proven acquisition strategy and playbook.

RISK FACTORS

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	changing economic conditions, changing regulations, new interpretations of existing laws and difficulties and delays in obtaining or maintaining required licenses or approvals;

•	our ability to effectively compete with numerous domestic and foreign businesses;

•	our ability to retain franchisees and customers for a long period of time;

•	the impact of advances in automotive technology, including self-driving and electric vehicles and shared mobility, on the demand for our services;

•	the impact of the financial results of our franchisees on our business;

•	our inability to complete future acquisitions and integrate those businesses successfully into our future growth; and

•	our ability to operate within the restrictions set by, and service the obligations under, our substantial indebtedness.

OUR PRINCIPAL STOCKHOLDER

Our Principal Stockholder is a controlled indirect subsidiary of Roark Capital Partners III LP (“Roark Capital Partners”). Roark Capital Partners is an investment fund managed by Roark. Roark is an Atlanta-based private equity firm with over $13 billion in equity capital commitments raised since inception. Roark focuses on consumer and business companies, with a specialization in franchised and multi-unit business models in the restaurant, retail, consumer services and business services sectors.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or “JOBS Act”. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and selected financial data;

•	exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” if we have $1.07 billion or more in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a market capitalization of $700 million or more, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period prior to such date. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

In addition, upon the closing of this offering, we will be a “controlled company” within the meaning of the corporate governance standards because more than 50% of our voting common stock will be owned by our Principal Stockholder. For further information on the implications of this distinction, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Board Committees.”

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name RC Driven Holdings LLC. Prior to the closing of this offering, we intend to convert into a Delaware corporation and change our name to Driven Brands Holdings Inc. In conjunction with the conversion, all of our outstanding equity interests will be converted into              shares of common stock. As part of our conversion into a Delaware corporation, our direct parent, Driven Investor LLC, will receive all of our common stock in exchange for our equity interests and will be subsequently liquidated. Following the liquidation, all of our common stock will be held by our Principal Stockholder and current and former members of our management team and board. The foregoing conversion and related transactions are referred to herein as the “Corporate Conversion.”

The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

In connection with the Corporate Conversion, Driven Brands Holdings Inc. will continue to hold all of the assets of RC Driven Holdings LLC and will assume all of its liabilities and obligations. We are a holding company, and Driven Brands Inc., our wholly-owned indirect subsidiary, will remain the operating company for our business assets.

CORPORATE INFORMATION

We were originally organized as RC Driven Holdings LLC under the laws of the State of Delaware as a limited liability company on March 27, 2015. Prior to the closing of this offering, we will complete transactions pursuant to which we will convert into a corporation under the laws of the state of Delaware and change our name to Driven Brands Holdings Inc. as described above under “—Corporate Conversion”. Our principal executive offices are located at 440 S. Church Street, Suite 700, Charlotte, NC 28202. Our telephone number is (704) 377-8855. Our website is located at www.drivenbrands.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional share	We have granted the underwriters an option for a period of 30 days to purchase up to an additional shares of common stock.

Common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $          million (or approximately          $ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus).

We currently expect to use (i) approximately $          million of the proceeds from this offering to repay or redeem outstanding indebtedness and (ii) approximately $          million of the proceeds from this offering to pay fees and expenses in connection with this offering. Following this offering, there will be $          million aggregate principal amount of securitized debt outstanding. We intend to use any remaining proceeds for general corporate purposes. See “Use of Proceeds.”

Controlled company	Upon completion of this offering, our Principal Stockholder will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company.”

Dividend policy	We do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors. See “Description of Material Indebtedness.”

Listing	We have applied to list our common stock on the under the symbol “DRVN”.

Income Tax Receivable Agreement	We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of the cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the utilization of certain tax benefits. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

Risk Factors	You should read the section titled “Risk Factors” beginning on page 16 and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of December 28, 2019, after giving effect to the Corporate Conversion, and excludes              shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Executive Compensation.”

Except as otherwise indicated, all of the information in this prospectus assumes:

•	an initial public offering price of $ per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus;

•

completion of the Corporate Conversion, as a result of which all outstanding units of RC Driven Holdings LLC will be converted into an aggregate of              shares of common stock of Driven Brands Holdings Inc.; and

•	no exercise of the underwriters’ option to purchase up to additional shares of common stock in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data for the periods indicated. We have derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the fiscal years ended December 28, 2019 and December 29, 2018 and the summary historical consolidated balance sheet data as of December 28, 2019 and December 29, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended
in thousands (except share, per share and unit data)	December 28, 2019	December 29, 2018
Statement of Operations Data
Revenue:
Franchise royalties and fees	$114,872	$108,040
Company-operated store sales	335,137	233,932
Advertising contributions	66,270	72,792
Supply and other revenue	83,994	77,951

Total revenue(1)	600,273	492,715
Operating Expenses:
Company-operated store expenses	218,988	159,244
Advertising expenses	69,779	74,996
Supply and other expenses	57,700	52,653
Selling, general, and administrative expenses	142,249	125,763
Acquisition costs	11,595	—
Store opening costs	5,721	2,045
Depreciation and amortization	24,220	19,846

Operating income	70,021	58,168
Interest expense, net	56,846	41,758
Loss on debt extinguishment	595	6,543

Income before taxes	12,580	9,867
Income tax expense	4,830	2,805

Net income	$7,750	$7,062

Net income attributable to non-controlling interest	$19	$—

Net income attributable to RC Driven Holdings LLC	$7,731	$7,062

Earnings per share:
Basic and diluted(2)	$7,731	$7,062
Weighted average shares outstanding
Basic and diluted	1,000	1,000
Pro forma earnings per share (unaudited)
Basic(2)
Diluted(2)

Statement of Cash Flows Data
Net cash provided by operating activities	$41,370	$38,753
Net cash used in investing activities	(482,423)	(17,799)
Net cash provided by (used in) financing activities	446,530	(9,493)
Net change in cash, cash equivalents and restricted cash included in advertising fund assets	5,359	11,653
Cash dividends per share	$163,000	$52,987

	Year Ended
in thousands (except share, per share and unit data)	December 28, 2019	December 29, 2018

Balance Sheet Data
Cash and cash equivalents	$34,935	$37,530
Working capital	26,497	29,656
Total assets	1,876,240	1,306,919
Total debt(3)	1,314,963	701,231

Other Financial Data and Operational Data(4):
System-wide sales	$2,885,561	$2,576,267
Store count	3,106	2,588
Same store sales growth (%)	5.0%	5.3%
Adjusted EBITDA	$124,966	$96,058
Adjusted Net Income	34,015	32,355
Free Cash Flow Conversion (%)	98.5%	98.3%

(1)

See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the impact of our adoption of Topic 606 and Note 2 to our audited consolidated financial statements regarding the impact of acquisition activity on our consolidated financial statements.

(2)	See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted.
(3)	Total debt equals the current portion of long-term debt ($13 million) and the non-current portion of long-term debt, net of discount and debt issuance costs ($1,302 million).
(4)

See the definitions of key performance indicators under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” For a discussion of how we utilize non-GAAP measures, refer to “Use of Non-GAAP Financial Information.”

The following table provides a reconciliation of net income to Adjusted EBITDA and Acquisition Adjusted EBITDA for the periods presented:

	Year Ended
in thousands	December 28, 2019	December 29, 2018	December 26, 2015 (Pro Forma)(1)
Net income	$7,750	$7,062	$2,725
Income tax expense	4,830	2,805	2,866
Interest expense, net	56,846	41,758	21,082
Depreciation and amortization	24,220	19,846	10,035

EBITDA	$93,646	$71,471	$36,708
Acquisition related costs[a]	12,497	—	3,683
One-time expenses and project costs[b]	6,644	1,694	—
Store opening costs[c]	5,721	2,044	—
Sponsor management fees[d]	2,496	1,960	708
Straight-line rent adjustment[e]	2,172	1,304	—
Equity compensation[f]	1,195	1,195	276
One-time store rationalization[g]	—	9,847	—
Loss on debt extinguishment[h]	595	6,543	11,589

Adjusted EBITDA	$124,966	$96,058	$52,964
Acquisition EBITDA adjustments[i]	29,616

Acquisition Adjusted EBITDA	$154,582

(1)	Amounts for 2015 are reflected on a pro forma basis, assuming the acquisition of the Company by the Principal Stockholder occurred as of the beginning of the fiscal year.

The following table provides a reconciliation of net income to Adjusted Net Income for the periods presented:

	Year Ended
in thousands	December 28, 2019	December 29, 2018
Net income	$7,750	$7,062
Acquisition related costs[a]	12,497	—
One-time expenses and project costs[b]	6,644	1,694
Store opening costs[c]	5,721	2,044
Sponsor management fees[d]	2,496	1,960
Straight-line rent adjustment[e]	2,172	1,304
Equity compensation[f]	1,195	1,195
One-time store rationalization[g]	—	9,847
Loss on debt extinguishment[h]	595	6,543
Amortization related to acquired intangible assets[j]	11,314	10,739

Adjusted Net Income before tax impact of adjustments	$50,384	$42,388

Tax impact of adjustments[k]	(16,369)	(10,033)
Adjusted Net Income	$34,015	$32,355

a.

Consists of acquisition costs as reflected within the consolidated statement of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under US GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

b.	Consists of non-recurring, discrete items as determined by management, including strategic project costs and other non-recurring expenses.
c.

Consists of store opening costs as reflected within the consolidated statement of operations. The Company typically incurs store opening costs when opening new company-operated stores and when converting acquired stores to one of its brands.

d.	Includes management fees paid to Roark.
e.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments.
f.	Represents non-cash equity-based compensation expense.
g.	Represents lease exit costs and other costs associated with store rationalization initiatives.
h.	Represents the write-off of debt issuance costs associated with early termination of debt.
i.

Represents Acquisition EBITDA adjustments for the businesses we acquired in 2019, as permitted under our Senior Notes Indenture. Additionally, not included in this adjustment, Driven Brands realized incremental cost savings and EBITDA uplift from these acquisitions as a result of leveraging our shared services and platform capabilities.

j.	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the consolidated statement of operations.
k.

The tax impact of adjustments was calculated using the effective tax rate for the respective periods. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for further information as to how the effective tax rates were determined for the respective periods.

Free Cash Flow Conversion is reconciled below to Adjusted EBITDA.

	Year Ended
in thousands	December 28, 2019	December 29, 2018
Adjusted EBITDA	$124,966	$96,058
Maintenance capital expenditures(1)	(1,824)	(1,595)

Adjusted EBITDA less maintenance capital expenditures	$123,142	$94,463

Free Cash Flow Conversion	98.5%	98.3%

(1)	Necessary expenditures for continued operations of the business.

The following table provides the store counts for the periods presented:

	Year Ended
	December 28, 2019	December 29, 2018	December 26, 2015
Franchised stores	2,610	2,283	2,235
Company-operated stores	496	305	71

Total	3,106	2,588	2,306

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Any of the following risks could materially adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Competition is intense and may harm our business and results of operations.

The automotive services and parts distribution industries are highly competitive, and we are subject to a wide variety of competitors across the “do it for me” (“DIFM”) and “do-it-yourself” (“DIY”) automotive services industries. Competitors include international, national, regional and local repair and maintenance shops, paint and collision repair shops, automobile dealerships, oil change shops and suppliers of automotive parts, including online retailers, wholesale distributors, hardware stores, and discount and mass market merchandise stores. The large number and variety of market participants creates intense competition with respect to the scale, geographic reach, price, service, quality, brand awareness, customer satisfaction and adherence to various insurance carrier performance indicators.

Certain of our competitors may have greater brand recognition, as well as greater financial, marketing, operating and other resources, which may give them competitive advantages with respect to some or all of these areas of competition. Some of our competitors have engaged and may continue to engage in substantial price discounting in response to economic weakness and uncertainty, which may adversely impact our sales and operating results. As our competitors expand operations and marketing campaigns, we expect competition to intensify. Further, new competitors may emerge at any time. Such increased competition could have a material adverse effect on our business, financial condition and operating results.

Changes in consumer preferences and perceptions, and in economic, market and other conditions could adversely affect our business and results of operations.

Demand for our products and services may be affected by a number of factors, including:

•

The number and age of vehicles in the car parc, as vehicles of a certain age (typically older than three to five years) may no longer be under the original vehicle manufacturers’ warranties and tend to need more maintenance and repair than newer vehicles. A smaller, younger car parc could lessen demand for our services.

•

Rising energy prices, since increases in energy prices may cause customers to defer certain repairs or purchases as they use a higher percentage of their income to pay for gasoline and other energy costs and may drive their vehicles less frequently, resulting in less wear and tear and lower demand for repairs and maintenance.

•

Advances and changes in automotive technology and parts design, including, but not limited to, changes in the materials used for the construction of structural components and body panels, changes in the types of paints and coatings used for automobiles or materials used for tires, changes in engines and drivetrains to hybrid and electric technology, increased prevalence of sensors and back-up cameras, and increased prevalence of self-driving vehicles and shared mobility, may reduce collisions, may result in cars needing repairs and maintenance, such as motor oil changes, less frequently and parts lasting longer, may make customers more likely to use dealership automotive repair services, or may increase the cost to our locations to obtain relevant parts or training for employees.

•

Economic downturns, as declining economic conditions may cause customers to defer vehicle maintenance, repairs, oil changes or other services, obtain credit, or repair and maintain their own vehicles. During periods of good economic conditions, consumers may decide to purchase new vehicles rather than having their older vehicles serviced. In addition, economic weaknesses and uncertainty may cause changes in consumer preferences, and if such economic conditions persist for an extended period of time, this may result in consumers making long-lasting changes to their spending behaviors in the automotive services and parts distribution markets.

•

Weather, as mild weather conditions may lower the failure rates of automotive parts or result in fewer accidents or slower deterioration of paints and coatings, resulting in the need for fewer automotive repairs and less frequent automotive maintenance services.

•

Customers that may be unfamiliar with their vehicle’s mechanical operation and, as a result, may select a service provider they have patronized in the past, or may continue to turn to the dealership where they bought their vehicle for repairs. Increasing complexity in the systems used in vehicles may exacerbate this risk.

•

Restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation, which may cause vehicle owners to rely on dealers to perform maintenance and repairs.

•

Negative publicity associated with any of our services and products, or regarding the automotive services and parts distribution industries generally, whether or not factually accurate, could cause consumers to lose confidence in or could harm the reputation of our brands.

•	Changes in travel patterns, which may cause consumers to rely more heavily on mass transportation.

•

Payments for automobile repairs, which may be dependent on insurance programs, and insurance companies may require repair technicians to hold certain certifications that the personnel at our locations do not hold.

•

Changes in governmental regulations in the automotive sector, including pollution prevention laws, which may affect demand for automotive repair and maintenance services and increase our costs in unknown ways.

•	Automobile manufacturers, which may release repair information only to their own dealerships, making it costly or impossible for our locations to repair certain automobiles.

Other events and factors that could affect our results include:

•	changes in consumer preferences, perceptions, and spending patterns;

•	demographic trends;

•

employment levels and wage rates, and their effects on the disposable income and actual or perceived wealth of potential customers and their consumption habits (which may impact traffic and transaction size);

•	variations in the timing and volume of sales at our locations;

•	changes in frequency of customer visits;

•	traffic patterns and the type, number, and location of competitors;

•	variations in the price, availability and shipping costs of motor oil and automobile supplies, parts, paints and refinish coatings;

•	unexpected slowdowns in business or product development efforts;

•	changes in the cost or availability of labor;

•	the timing of expenditures in anticipation of future sales at our locations;

•	an inability to purchase sufficient levels of advertising or increases in the cost of advertising;

•	increases in federal, state, local and provincial taxes in the United States, Canada and other non-U.S. jurisdictions, including goods and services taxes and other similar taxes;

•	factors associated with operating in foreign locations, including repatriation risks, foreign currency risks, and changes in tax treatment;

•	unreliable or inefficient technology, including point-of-sale and payment systems;

•	weather, natural disasters, pandemics and other catastrophic events and terrorist activities;

•	changes in the number of franchise agreement renewals; and

•	our ability to maintain direct repair program relationships with insurance partners.

Our business is affected by the financial results of our franchisees.

Our business is impacted by the operational and financial success of our franchisees, including the franchisees’ implementation of our strategic plans and their ability to secure adequate financing. Franchisees are independent operators, and their employees are not our employees. We provide training and support to franchisees, but the quality of franchise store operations may be diminished by a number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and revenues could decline.

Additionally, if our franchisees are impacted by weak economic conditions and are unable to secure adequate sources of financing, their financial health may worsen, our revenues may decline and we may need to offer extended payment terms or make other concessions. In limited circumstances, we also may be required to make lease payments without being able to collect sublease payments on domestic locations that we lease from landlords and then sublease to the franchisees. Additionally, refusal on the part of franchisees or any franchisee association to renew or restructure their franchise agreements may result in decreased franchisee payments. Entering into restructured franchise agreements may result in reduced franchisee payment royalty rates in the future. Furthermore, if our franchisees are not able to obtain the financing necessary to complete planned remodel and construction projects, they may be forced to postpone or cancel such projects.

Our business is affected by advances in automotive technology.

The demand for our automotive repair and maintenance services and products may be adversely affected by continuing developments in automotive technology, including self-driving and electric vehicles and shared mobility. Some of the cars produced by automotive manufacturers last longer and require service and maintenance at less frequent intervals. Quality improvement of manufacturers’ original equipment parts has in the past reduced, and may in the future reduce, demand for our services and products, adversely affecting our sales. For example, manufacturers’ use of stainless steel exhaust components has increased the life of those parts, thereby decreasing the demand for exhaust repairs and replacements. Longer and more comprehensive warranty or service programs offered by automobile manufacturers and other third parties also could adversely affect the demand for our products and services. New automobile owners may also choose to have their cars serviced by a dealer during the period that the car is under warranty. In addition, advances in automotive technology, such as accident-avoidance technology, continue to require us to incur additional costs to update diagnostic capabilities and technical training programs or may make providing such training programs more difficult. These advances could increase our costs and reduce our profits and may materially and adversely affect our business and results of operations.

Certain restrictions may prevent us from providing our services and products to customers.

Certain vehicle owners may have contractual relationships with third parties that prevent us from providing our services and products. Restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation may cause vehicle owners to rely on dealers to perform maintenance and repairs. In addition, insurance companies may require repair technicians to hold certain certifications that our locations’ personnel do not hold. Any such restrictions could adversely impact our revenues, results of operations, business, and financial conditions.

Changes in labor costs, other operating costs, interest rates and inflation could adversely affect our results of operations.

Increases in employee wages, benefits, and insurance and other operating costs such as commodity costs, legal claims, insurance costs and costs of borrowing could adversely affect operations and administrative expenses at our locations. Operating costs are susceptible to increases as a result of factors beyond our control, such as weather conditions, natural disasters, disease outbreaks, global demand, product recalls, inflation, tariffs and government regulations. Increases in gasoline prices could result in the imposition of fuel surcharges by distributors used by franchisees, which would increase the cost of operations. Any increase in such costs for our locations could reduce our and our franchisees’ sales and profit margins if we choose not, or are unable, to pass the increased costs to our customers. In addition, increases in interest rates may impact land and construction costs and the cost and availability of borrowed funds and thereby adversely affect our and our franchisees’ ability to finance the development of additional locations and maintenance of existing locations. Inflation can also cause increased commodity, labor and benefits costs which could reduce the profitability of our locations. Any of the foregoing increases could adversely affect our and our franchisees’ business and results of operations.

Our locations may experience difficulty hiring and retaining qualified personnel, resulting in higher labor costs.

The operation of our locations requires both entry-level and skilled employees, and trained and experienced automotive field personnel may be in high demand and short supply at competitive compensation levels in some areas, which may result in increases in labor costs. From time to time, we and our franchisees may experience difficulty hiring and maintaining such qualified personnel. In addition, the formation of unions may increase the operating expenses of our locations. Any such future difficulties could result in a decline in the sales and operating results of our locations, which could in turn materially and adversely affect our revenues, results of operations, business, and financial condition.

Insurance coverage may not be adequate, and increased self-insurance and other insurance costs could adversely affect our results of operations.

We and our franchisees maintain insurance, and these insurance policies may not be adequate to protect us from liabilities that we incur in our business. Certain extraordinary hazards, for example, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits, and policy payments made to us or franchisees may not be made on a timely basis. Any such loss or delay in payment could lead to a decline in the sales and operating results of our locations, which could in turn have a material and adverse effect on our revenues, results of operations, business, and financial condition.

In addition, in the future, insurance premiums may increase and we and our franchisees may not be able to obtain similar levels of insurance on reasonable terms, or at all. Although we seek to manage our claims to prevent increases, such increases can occur unexpectedly and without regard to our efforts to limit them. If such increases occur, our locations may be unable to pass them along to the consumer through product or service price increases, resulting in decreased profitability, which could have a material adverse effect on our business and results of operations.

In the event that liability to third parties arises, to the extent losses experienced by such third parties are either not covered by the franchisee’s or our insurance or exceed the policy limits of the franchisee’s or our insurance, such parties could seek to recover their losses from us, whether or not they are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us. Additionally, a substantial unsatisfied judgment could result in the bankruptcy of one or more of our operating entities, which could have a material adverse effect on our results of operations, business, and financial condition.

Higher health care costs could adversely affect our results of operations.

Franchisees may offer access to health care benefits to certain of their employees and we may offer access to health care benefits to certain of our employees at company-operated locations. Changes in legislation, including government-mandated health care benefits under the Patient Protection and Affordable Care Act (“Health Care Reform Act”) and applicable Canadian health care benefits legislation, may cause us and our franchisees to provide health insurance to employees on terms that differ significantly from those of existing programs, and may increase the cost of health care benefits. Additionally, some states, localities and provinces have passed state, local and provincial laws mandating the provision of certain levels of health benefits by some employers. We and our franchisees may also be subject to increased health care costs as a result of environmental hazards or litigation requiring the payment of additional health care costs. Increased health care costs could have a material adverse effect on our and our franchisees’ profit margins, which in turn could materially and adversely affect our business and results of operations.

Changes in supply costs could adversely affect our results of operations.

The operation of our locations requires large quantities of automotive supplies. Our success depends in part on our ability to anticipate and react to changes in supply costs, and we are susceptible to increases in primary and secondary supply costs as a result of factors beyond our control. These factors include general economic conditions, significant variations in supply and demand, seasonal fluctuations, pandemics, weather conditions, fluctuations in the value of the U.S. or Canadian currencies, commodity market speculation and government regulations. Higher supply costs could reduce our profits, which in turn may materially and adversely affect our business and results of operations. This volatility could also cause us and our franchisees to consider changes to our product delivery strategy and result in adverse adjustments to pricing of our services.

Decreases in our product sourcing revenue could adversely affect our results of operations.

We supply to franchisees of the 1-800-Radiator brand certain products required to operate applicable locations. We supply to other franchisees and to company-operated locations certain products required to operate applicable locations. We may also supply to third parties certain products. Although 1-800-Radiator franchisees may be required by their franchise agreements to purchase products from the 1-800-Radiator electronic network, they may not be required to do so in the future. Other franchisees may, but are not required to, purchase products from us, and may in the future decide not to do so. While it is our expectation that we will benefit from product sourcing income and pricing arrangements similar to those currently received, there can be no assurance that such income and arrangements will continue, be renewed or replaced. Our failure to maintain our current product sourcing income could have a material adverse effect on our sales and profit margins, which in turn could materially and adversely affect our business and results of operations. We benefit from negotiated discounts with large branded oil suppliers based on our scale and ability to meet volume requirements. Our failure to negotiate beneficial terms in the future or failure to meet volume requirements could have a material adverse effect on our sales and profit margins. A portion of our distribution income is based on the growth and expansion of Take 5 locations as well as beneficial pricing negotiated with suppliers and ability to manage unit labor and shipping costs. Decreases in the volume of our purchases by or increases in price of products, labor or shipping could have a material adverse effect on our sales and profit margins.

We depend on key suppliers, including international suppliers, to deliver high-quality products at prices similar to historical levels.

We recommend key suppliers (including our subsidiaries) to our franchisees, and our success is dependent on, among other things, our continuing ability to offer our services and products at prices similar to historical levels. Our suppliers may be adversely impacted by economic weakness and uncertainty, such as increased commodity prices, increased fuel costs, tight credit markets and various other factors. In such an environment, our suppliers may seek to change the terms on which they do business with us in order to lessen the impact of any current and future economic challenges on their businesses or may cease or suspend operations. If we are forced to renegotiate the terms upon which we conduct business with our suppliers or find alternative suppliers to provide key products or services, it could adversely impact the profit margins at our locations, which in turn could materially and adversely affect our business and results of operations.

Economic weakness and uncertainty has previously forced some suppliers to seek financing in order to stabilize their businesses, and others have been forced to restructure or have ceased operations completely. In addition, some of our key suppliers have significant operations outside of the United States, which could expose us to events in the countries of those suppliers’ operations, including government intervention, and foreign currency fluctuation. If a key supplier or a large number of other suppliers suspend or cease operations, we and our franchisees may have difficulty keeping our respective locations fully supplied. If we and our franchisees were forced to suspend one or more services offered to customers, that could have a significant adverse impact on our sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Automobile parts and motor oil supply chain shortages and interruptions could adversely affect our business.

We and our franchisees are dependent upon frequent deliveries of automobile parts, motor oil and supplies that meet our quality specifications. Shortages or interruptions in the supply of automobile products or motor oil caused by unanticipated demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor actions, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of disease, including coronavirus and pandemics, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could lower our revenues, increase operating costs, damage brand reputation and otherwise harm our business and the businesses of our franchisees. Such shortages or interruptions could reduce our sales and profit margins which in turn may materially and adversely affect our business and results of operations.

Our business depends on the willingness of suppliers, distributors and service providers to supply our locations with goods and services pursuant to customary credit arrangements which may be available in the future on less favorable terms or not at all.

As is common in the automotive services and parts distribution industries, our locations purchase goods from suppliers, distributors and service providers pursuant to customary credit arrangements. Changes in our capital structure and our franchisees’ capital structures, or other factors outside our control, may cause our suppliers, distributors and service providers to change their customary credit arrangements. Any event affecting trade credit from suppliers, distributors and service providers (including any inability of such suppliers, distributors and service providers to obtain trade credit or factor their receivables on favorable terms or at all) or our and our franchisees’ available liquidity, could reduce the resources available to support our locations, which in turn could affect our and our franchisees’ ability to execute business plans, develop or enhance products or services, take advantage of business opportunities or respond to competitive pressures.

Our operations and financial performance may be affected by the recent coronavirus outbreak.

The COVID-19, or coronavirus, outbreak has the potential to cause a disruption in our supply chain and may adversely impact economic conditions in the U.S., Canada and elsewhere. Currently, some suppliers of certain materials used in our products and in providing automotive repair and maintenance services are located in China. Most of these materials may be obtained by more than one supplier, including suppliers outside of China. However, due to port closures and other restrictions resulting from the coronavirus outbreak in China, these suppliers, located both inside and outside of China, may have limited supply of the materials we require, including glass and collision parts for our Paint, Collision and Glass segment, resulting in an increase in price. These and other disruptions, as well as poor economic conditions generally, may lead to a decline in the sales and operating results of our locations. In addition, a significant outbreak of coronavirus in the United States, Canada and elsewhere could result in a widespread health crisis that adversely affects the economies and financial markets of many countries, and could result in a reduction in the demand for our services and products, longer payment cycles, slower adoption of new technologies and/or increased price competition, as well as a reduction of workforce at our locations. A decline in the sales and operating results of our locations could in turn materially and adversely affect our ability to pursue our growth strategy. Each of these results would reduce our future sales and profit margins, which in turn could materially and adversely affect our business and results of operations. The extent to which the coronavirus impacts us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of coronavirus and the actions to contain coronavirus or treat its impact, among others.

Our failure to build and maintain relationships with insurance partners could adversely affect our business.

A significant portion of the profits generated by certain of our brands, such as CARSTAR, are derived from insurance companies. Many insurance companies have implemented performance-based agreements (“PBAs”) with collision repair operators who have been recognized as consistent high quality, performance-based repairers in the industry. We have PBAs with a variety of insurance providers, typically with one-year durations with automatic renewal provisions. If enough of our franchisees fail to perform services to an insurance provider in accordance with the service levels in the applicable PBA, the insurance provider may terminate or elect to not renew the PBA. Our ability to continue to grow our business with respect to certain brands, as well as to maintain existing business volume and pricing, is related to our ability to maintain these PBAs. In addition, our ability to open additional locations may depend on our ability to maintain and grow PBAs, and the loss of any existing material PBAs could have a material adverse effect on the operations and business prospects of one or more of our brands. PBAs are governed by agreements that are usually cancellable upon short notice. These relationships can change quickly, both in terms of pricing and volumes, depending upon collision repair shop performance, cycle time, cost of repair, customer satisfaction, competition, insurance company management, program changes and general economic activity. There can be no assurance that PBAs will not change in the future, which in turn could materially and adversely affect our business and results of operations.

Substantially all of our revenue-generating assets are pledged as security under the terms of the securitized financing facility.

Our securitized debt facility is secured by substantially all of the domestic and foreign revenue-generating assets of the Company and its subsidiaries, including all franchise agreements, material company-operated locations, material product distribution contracts and material intellectual property. Under certain circumstances, we may be terminated as manager of the assets of our subsidiaries or such assets may be foreclosed upon following an event of default pursuant to the terms of the Senior Notes Indenture. See “Risk factors—Risks Related to the Securitized Financing Facility.”

If we are unable to successfully enter new markets and select appropriate sites for our locations, and if our franchisees are unable to construct new locations, complete remodels of our locations, or convert non-Driven Brands locations into our locations, our growth strategy may not succeed.

Our growth strategy includes entering into franchise agreements with franchisees who will open additional locations in markets where there are relatively few or no existing locations. There can be no assurance that we will be able to successfully expand or acquire critical market presence for our brands in new geographical markets either in the United States, Canada or other international markets. Consumer characteristics and competition in new markets may differ substantially from those in the markets where we currently operate. Additionally, we may be unable to identify qualified franchisees or appropriate locations, develop brand recognition, successfully market our products or attract new customers in such markets. Further, we may refranchise company-operated locations to franchisees in the future. The success of these transactions is dependent upon the availability of sellers and buyers, the availability of financing, and our ability to negotiate transactions on terms deemed acceptable. In addition, the operations of locations that we acquire may not be integrated successfully, and the intended benefits of such transactions may not be realized.

We and our franchisees face many other challenges in opening additional locations, including:

•	Availability of financing on acceptable terms;

•	securing required domestic or foreign governmental permits and approvals;

•	availability of franchise territories not prohibited by the territorial exclusivity provisions of existing franchisees;

•	diversion of management’s attention to the integration of acquired location operations;

•	exposure to liabilities arising out of sellers’ prior operations of acquired locations; and

•	incurrence or assumption of debt to finance acquisitions or improvements and/or the assumption of long-term, non-cancelable leases.

Should we and our franchisees not succeed in opening additional locations or improving existing locations, there may be adverse impacts to our growth strategy and to our ability to generate additional profits, which in turn could materially and adversely affect our business and results of operations.

A component of our business strategy includes the construction of additional locations and the renovation and build-out of existing locations, and a significant portion of the growth in our sales and profit margins will depend on growth in comparable sales for our locations. We face competition from other operators, retail chains, companies and developers for desirable site locations, which may adversely affect the cost, implementation and timing of our expansion plans. If we experience delays in the construction or remodeling processes, we may be unable to complete such activities at the planned cost, which could adversely affect our business and results of operations. Additionally, we cannot guarantee that such remodeling will increase the revenues generated by these locations or that any such increases will be sustainable. Likewise, we cannot be sure that the sites we select for additional locations will result in locations which meet sales expectations. Our failure to add a significant number of additional locations or grow comparable sales for our locations could materially and adversely affect our business and results of operations.

In particular, because the majority of the development of additional locations is likely to be funded by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. We do not generally provide our franchisees with direct financing and therefore their ability to access borrowed funds generally depends on their independent relationships with various financial institutions. In addition, labor and material costs expended will vary by geographical location and are subject to general price increases. The timing of these improvements can affect the performance of a location, particularly if the improvements require the relevant location to be closed. If our franchisees (or prospective franchisees) are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of additional locations. In addition, our growth strategy may take longer to implement and may not be as successful as expected. Both of these factors could reduce our competitiveness and future sales and profit margins, which in turn could materially and adversely affect our business and results of operations.

Certain acquisitions could adversely affect our financial results.

We may pursue strategic acquisitions as part of our business strategy. There is no assurance that we will be able to find suitable acquisition candidates or be able to complete acquisitions on favorable terms, if at all. We may also discover liabilities or deficiencies associated with any companies acquired that were not identified in advance, which may result in unanticipated costs. The effectiveness of our due diligence review and ability to evaluate the results of such due diligence may depend upon the accuracy and completeness of statements and disclosures made or actions taken by the target companies or their representatives. As a result, we may not be able to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges. In addition, we may not be able to successfully integrate an acquired business, and may incur significant costs to integrate and support acquired companies. Any of these factors could adversely affect our financial results.

Our business may be adversely impacted by additional leverage in connection with acquisitions.

We may pursue strategic acquisitions as part of our business strategy. If we are able to identify acquisition candidates, such acquisitions may be financed with a substantial amount of additional indebtedness. Although the use of leverage presents opportunities to increase our profitability, it has the effect of potentially increasing losses as well. If income and appreciation from acquisitions acquired through debt are less than the cost of the debt, the total return will decrease. Accordingly, any event which adversely affects the value of an acquisition will be magnified to the extent we are leveraged and we could experience losses substantially greater than if we did not use leverage.

Increased indebtedness could also make it more difficult for us to satisfy our obligations with respect to any other debt agreements, increase our vulnerability to general adverse economic and industry conditions and require that a greater portion of our cash flow be used to pay indebtedness, which would reduce the availability of cash available for other purposes, and limit our flexibility in planning for, or reacting to, changes in our business and in the automotive services and parts distribution industries, which could place us at a disadvantage to competitors that have less debt. In addition, additional indebtedness may require us to agree to financial and other covenants that may limit our ability to make investments, pay dividends or engage in other transactions beneficial to our business, and the leverage may cause potential lenders to be less willing to lend funds or refinance existing indebtedness in the future. Additional leverage and the risks associated with additional leverage could also cause the trading price of our common stock to decrease. Our failure to comply with our covenants under such indebtedness could result in an event of default that, if not cured or waived, could result in an acceleration of repayment of other existing indebtedness.

Leveraged losses could adversely affect our ability to manage and support our locations and our brands, which in turn could materially and adversely affect our business and results of operations.

We may not be able to achieve management’s estimate of the Acquisition Adjusted EBITDA of the acquired businesses outlined under “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

We have prepared Acquisition EBITDA adjustments for businesses that we acquired in 2019 that are reflected in our Acquisition Adjusted EBITDA and set forth under “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.” These Acquisition EBITDA adjustments have not been prepared in accordance with the GAAP or any other accounting or securities regulations relating to the presentation of pro forma financial information. In particular, these adjustments do not account for seasonality and are not a guarantee that such results will actually be realized. Our failure to achieve the expected revenue and Adjusted EBITDA contributions from these acquired businesses could have a material adverse effect on our financial condition and results of operations.

Our Acquisition Adjusted EBITDA is based on certain estimates and assumptions and should not be regarded as a representation by us or any other person that we will achieve such operating results. Prospective investors should not place undue reliance on our Acquisition Adjusted EBITDA and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Our Acquisition Adjusted EBITDA set forth under “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” represents our estimate of our anticipated annual operating results, including, without limitation, our estimates of the contribution of acquired businesses if such acquisitions had occurred on the first day of the applicable period. Our Acquisition Adjusted EBITDA is based on certain estimates and assumptions, some or all of which may not materialize. Unanticipated events may occur that could have a material adverse effect on the actual results achieved by us during the periods to which these estimates relate. Presentation of Acquisition Adjusted EBITDA excludes certain expense items and such presentation is not intended to be a substitute for historical GAAP measures of operating performance or liquidity. See “Use of Non-GAAP Financial Information” and “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for a discussion of the limitations of non-GAAP measures and the Acquisition Adjusted EBITDA calculation included in this prospectus.

Our Acquisition Adjusted EBITDA is subject to material risks, uncertainties and contingencies. We do not intend to update or otherwise revise our Acquisition Adjusted EBITDA to reflect circumstances existing or arising after the date of this prospectus, or to reflect the occurrence of unanticipated events. Our Acquisition Adjusted EBITDA should not be relied upon for any purpose following the consummation of this offering. The inclusion of Acquisition Adjusted EBITDA should not be regarded as a representation by us or any other person that we will achieve such operating results or revenues.

Our business is subject to a certain level of seasonality.

Seasonal changes may impact the demand for our automotive repair and maintenance services and products. Customers may purchase fewer undercar services during the winter months, when miles driven tend to be lower. Demand for collision repair and services may be lower outside of winter months, when collisions are typically less common due to improved driving conditions. In addition, customers may defer or forego vehicle maintenance such as oil changes at any time during periods of inclement weather. In our locations that sell or rotate tires, sales may decrease during the period from January through April and in September. Profitability of franchisees is also typically lower during months in which revenue composition is more heavily weighted toward tires, which is a lower margin category. In addition, profitability in certain areas of North America may be lower in the winter months when certain costs, such as utilities and snow plowing, are typically higher. Unusual fluctuations in demand for automotive repair and maintenance services and products could reduce our sales and profit margins, which in turn may materially and adversely affect our business and results of operations.

Our business may be adversely impacted by the geographic concentration of our locations.

Although the franchise agreements provide franchisees with exclusive areas and territory exclusivity, these territories may be relatively small, and overall there is a geographic concentration of our locations in certain states, regions and provinces. As a result, economic conditions in particular areas may have a disproportionate impact on our business. As of December 28, 2019, there were locations in 49 states in the United States and ten provinces in Canada. In the United States, our locations were most concentrated in Texas, California, Florida, Illinois and Ohio and in Canada, our locations were most concentrated in Ontario and Quebec. No single state or province accounted for more than 9% of system sales and the top three states represented less than 23% of system sales for the year ended December 28, 2019. Adverse economic conditions in states, regions or provinces that contain a high concentration of our locations could have a material adverse impact on our sales and profit margins in the future, which in turn could materially and adversely affect our business and results of operations.

The number of our brands exposes us to a greater variety of risks.

The diversity of our brands may expose us to a wider range of risks than a single-branded business. In addition, the impact of certain risks may differ across our service categories, and certain risks may impact one or more of our brands disproportionately. Risks affecting one or more of our brands, and in particular CARSTAR, Maaco, Meineke, Take 5, 1-800-Radiator, could materially and adversely affect our business and results of operations.

Our Canadian operations are subject to various risks and uncertainties, and there is no assurance that they will be successful.

A portion of our current and future operations relates to locations in Canada. The financial conditions of our Canadian franchisees may also be adversely impacted by political, economic or other changes in the Canadian market. As a result, the franchisee payments we receive from our Canadian franchisees may be affected by recessionary or expansive trends in the Canadian market, increasing labor costs, changes in applicable tax laws, changes in inflation rates, changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds, application of tariffs to supplies and goods, expropriation of private enterprises, political and economic instability and other external factors. In addition, we and our current or future franchisees face many risks and uncertainties in opening additional locations in Canada, including differing cultures and consumer preferences, diverse government regulations and tax systems, securing acceptable suppliers, difficulty in collecting franchisee payments and longer payment cycles, uncertainty with respect to intellectual property protections, contract enforcement and legal remedies, uncertain or differing interpretations of rights and obligations in connection with international franchise agreements, development agreements and agreements related thereto (collectively, “franchise documents”), the selection and availability of suitable locations for our locations, currency regulation, changing labor conditions and difficulties in staffing and training at international franchised locations and other external factors.

Adverse economic conditions or a global debt crisis could adversely affect our business.

Our financial condition and results of operations are impacted by global markets and economic conditions over which neither we nor our franchisees have control. An economic downturn may result in a reduction in the demand for our services and products, longer payment cycles, slower adoption of new technologies and/or increased price competition. In addition, certain European countries experienced deterioration of their sovereign debt during the recent global economic crisis and were impacted by slowing growth rates or recessionary conditions, market volatility and/or political unrest. Although Europe has experienced market stabilization and improvements, there is no assurance that such stabilization or improvements will be sustainable. Any deterioration of economic conditions in Europe, the United States, or Canada could have a material adverse impact on financial markets and economic conditions in the United States and throughout the world.

Economic downturns, as declining economic conditions may cause customers to defer vehicle maintenance, repairs, oil changes or other services, obtain credit, or repair and maintain their own vehicles. As a result, poor economic conditions may lead to a decline in the sales and operating results of our locations, which could in turn materially and adversely affect the ability of franchisees to pay franchise royalties or amounts owed to us, or have a material adverse impact on our ability to pursue our growth strategy. Each of these results would reduce our profits, which may materially and adversely affect our business and results of operations.

Our success depends on the effectiveness of our marketing and advertising programs.

Brand marketing and advertising significantly affect sales at our locations. Our marketing and advertising programs may not be successful, which may prevent us from attracting new customers and retaining existing customers. Also, because many of the franchisees are contractually obligated to pay advertising fees based on a percentage of their gross revenues and because we will deduct a portion of the gross revenues of the company-

operated locations to fund their marketing and advertising fees, our advertising budget depends on sales volumes at these locations. While we and certain of our franchisees have sometimes voluntarily provided additional funds for advertising in the past, we are not legally obligated to make such voluntary contributions or loan money to pay for advertising. If sales decline, we will have fewer funds available for marketing and advertising, which could materially and adversely affect our revenues, business and results of operations.

As part of our marketing efforts, we rely on print, television and radio advertisements, as well as search engine marketing, web advertisements, social media platforms and other digital marketing to attract and retain customers. These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee or customer engagement. Customers are increasingly using internet sites and social media to inform their purchasing decisions and to compare prices, product assortment, and feedback from other customers about quality, responsiveness and customer service before purchasing our services and products. If we are unable to continue to develop successful marketing and advertising strategies, especially for online and social media platforms, or if our competitors develop more effective strategies, we could lose customers and sales could decline. In addition, a variety of risks are associated with the use of social media and digital marketing, including the improper disclosure of proprietary information, negative comments about or negative incidents regarding us, exposure of personally identifiable information, fraud or out-of-date information. The inappropriate use of social media and digital marketing vehicles by us, our franchisees, customers, employees or others could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. Many social media platforms immediately publish the content, videos and/or photographs created or uploaded by their subscribers and participants, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of negative information related to our brands could harm our business, prospects, financial condition, and results of operations, regardless of the information’s accuracy. The harm may be immediate without affording us an opportunity for redress or correction. The occurrence of any such developments could have an adverse effect on our business results and on our profits.

Our failure or our franchisees’ failure to comply with health, employment and other federal, state, local and provincial laws, rules and regulations may lead to losses and harm our brands.

We and our franchisees are subject to various federal, state, local, provincial and foreign laws and are subject to a variety of litigation risks, including, but not limited to, customer claims, product liability claims, personal-injury claims, environmental claims, employee allegations of improper termination, harassment and discrimination, wage and hour claims and claims related to violations of the Americans with Disabilities Act of 1990 (“ADA”), the Family and Medical Leave Act (“FMLA”) and similar state, local and provincial laws, the Foreign Corrupt Practices Act and similar anti-bribery and corruption laws and regulations, religious freedom, the Fair Labor Standards Act (“FLSA”), applicable Canadian employment standards legislation, the Dodd-Frank Act, the Patient Protection and Affordable Care Act (the “Health Care Reform Act”), the Electronic Funds Transfer Act, the Payment Card Industry Data Security Standards, franchise laws, ERISA and intellectual property claims. The successful development and operation of our locations depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations. Franchise and company-operated location operations are also subject to licensing and regulation by state, local and provincial departments relating to safety standards, federal, state and provincial labor and immigration law (including applicable equal pay and minimum wage requirements, overtime pay practices, reimbursement for necessary business expense practices, classification of employees, working and safety conditions and work authorization requirements), federal, state, local and provincial laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the ADA, the Health Care Reform Act and applicable Canadian human rights and accessibility legislation, and subsequent amendments.

The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of states and rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with our franchisees.

Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, which could reduce profits, which in turn could materially and adversely affect our business and results of operations.

In addition to the risk of adverse legislation or regulations being enacted in the future, we cannot predict how existing or future laws or regulations will be administered or interpreted. Further, we cannot predict the amount of future expenditures that may be required in order to comply with any such laws or regulations.

We are subject to the FLSA, applicable Canadian employment standards laws and similar state laws, which govern such matters as time keeping and payroll requirements, minimum wage, overtime, employee and worker classifications and other working conditions, along with the ADA, FMLA and the Immigration Reform and Control Act of 1986, various family leave, sick leave or other paid time off mandates and a variety of other laws enacted, or rules, regulations and decisions promulgated or rendered, by federal, state, local and provincial governmental authorities that govern these and other employment matters, including labor scheduling, meal and rest periods, working conditions and safety standards. We have experienced and expect further increases in payroll expenses as a result of federal, state and provincial mandated increases in the minimum wage. In addition, our vendors may be affected by higher minimum wage standards, which may increase the price of goods and services they supply to our brands.

Noncompliance by us or our franchisees with any of the foregoing laws and regulations could lead to various claims and reduced profits as set forth in more detail below under “—Complaints or litigation may adversely affect our business and reputation.” Companies that operate franchise systems may be subject to claims arising out of violations of these laws and regulations at their franchised locations, including, without limitation, for allegedly being a joint employer with a franchisee. In August 2015, the National Labor Relations Board (the “NLRB”) adopted a new and broader standard for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees under the National Labor Relations Act. Under that standard, there was an increased risk that franchisors could be held liable or responsible for unfair labor practices and other violations at franchised locations under the National Labor Relations Act and subject them to other liabilities, and require them to conduct collective bargaining negotiations regarding employees of totally separate, independent employers, most notably the franchisees, thereby increasing operating expenses as a result of required modifications to the franchisor’s business practices, increased litigation, governmental investigations or proceedings, administrative enforcement actions, fines and civil liability. However, on February 25, 2020 the NLRB adopted a rule that reinstated the standard that existed prior to August 2015 thereby reducing the risk that franchisors might be held liable as a joint employer under the National Labor Relations Act as well for other violations and claims referenced above. Further, on January 12, 2020, the U.S. Department of Labor (the “DOL”) announced a final rule to revise and update the definition of joint employer under the FLSA. Under the final rule, the test for assessing whether a party can be deemed a joint employer would be based upon whether that party (i) hires or fires the employee; (ii) supervises and controls the employee’s work schedule or conditions of employment to a substantial degree; (iii) determines the employee’s rate and method of payment; and (iv) maintains the employee’s employment records. The final rule also clarifies when additional factors may be relevant in determining whether a person is a joint employer, and identifies certain other factors that do not make joint employer status more or less likely under the FLSA, including the relationships that exist under the typical franchise business model. The final rule is effective as of March 16, 2020, and is likely to reduce a franchisor’s risk of liability that existed under the joint employer standard in effect under the FLSA prior to that date. The new rules promulgated by the NLRB and the DOL do not affect potential liability as a joint employer under other federal or state laws that are interpreted to require application of the standards existing prior to the adoption of the new rules in 2020 or other similar standards. Canadian concepts of joint-employment, co-employment and related employer status create similar risks in the Canadian context.

Additionally, depending upon the outcome of certain legal proceedings currently pending before a federal court in California involving the application of the wage and hour laws of California in another franchise system, franchisors may be subject to claims that their franchisees should be treated as employees and not as independent contractors under the wage and hour laws of that state and, potentially, certain other states with similar wage and hour laws. Further, the California legislature recently enacted a statute known as Assembly Bill 5 (“AB-5”), which in its current form would require “gig economy” workers to be reclassified as employees instead of independent contractors. However, depending upon the application of AB-5, franchisors in certain industries could be deemed to be covered by the statute, in which event their franchisees would be deemed to be employees of the franchisors. If such misclassification claims are successful against a franchisor, the franchisor could be liable to its franchisees (and potentially their employees) based upon the rights and remedies available to employees under such laws and, thereafter, have to treat its franchisees (and their employees) as the franchisor’s employees under these laws.

We expect increases in payroll expenses as a result of federal, state and provincial mandated increases in the minimum wage, and although such increases are not expected to be material, there can be no assurance that there will not be material increases in the future. Enactment and enforcement of various federal, state, local and provincial laws, rules and regulations on immigration and labor organizations may adversely impact the availability and costs of labor in a particular area or across the United States and/or Canada. Other labor shortages or increased team member turnover could also increase labor costs. In addition, vendors may be affected by higher minimum wage standards or availability of labor, which may increase the price of goods and services they supply to us. Evolving labor and employment laws, rules and regulations could also result in increased exposure on our part for labor and employment related liabilities that have historically been borne by franchisees.

Our franchisees may, and in certain cases are required to, offer access to health care benefits to certain of their employees. Changes in legislation, including government-mandated health care benefits under the Health Care Reform Act, may cause franchisees to provide health insurance to employees on terms that differ significantly from those of existing programs, and may increase the cost of health care benefits. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Our franchisees may also be subject to increased health care costs as a result of exposures to environmental hazards or litigation requiring the payment of additional health care costs. We continue to review the Health Care Reform Act and regulations issued related thereto (as well as potential amendments to or repeal of the Health Care Reform Act) to evaluate the potential impact of this law and any amendment or repeal on our business and the business of our franchisees, and to accommodate various parts of the law. Although we cannot currently determine with certainty what impact the Health Care Reform Act (or any amendment or repeal) will have on us and our franchisees, we expect that costs will increase over the long term, as well as for franchisees and/or third-party suppliers and service providers. There are no assurances that a combination of cost management and price increases can accommodate all of the costs associated with compliance. Increased health care costs could have a material adverse effect on the revenues generated by our locations in a manner that materially and adversely affects our business and results of operations.

These various laws and regulations could lead and have led to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our franchisees, employees or agents could damage our reputation and lead to litigation claims, enforcement actions and regulatory actions and investigations, including, but not limited to, those arising from personal injury, loss or damage to personal property or business interruption losses, which could result in significant awards or settlements to plaintiffs and civil or criminal penalties, including substantial monetary fines. Such events could lead to an adverse impact on our financial condition, even if the monetary damage is mitigated by insurance coverage.

Our locations and franchisees are subject to certain environmental laws and regulations.

Certain activities of our locations involve the handling, storage, transportation, import/export, recycling, or disposing of various new and used products and generate solid and hazardous wastes. These business activities are subject to stringent federal, regional, state, local and provincial laws, by-laws and regulations governing the storage and disposal of these products and wastes, the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations upon our locations’ operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on where or how to store and handle new products and how to manage or dispose of used products and wastes, the incurrence of capital expenditures to limit or prevent releases of such material, the imposition of substantial liabilities for pollution resulting from our locations’ operations, and costs associated with workers’ compensation and similar health claims from employees.

Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial and corrective action obligations, and the issuance of injunctions limiting or preventing operation of our locations. Any adverse environmental impact on our locations, including, without limitation, the imposition of a penalty or injunction, or increased claims from employees, could materially and adversely affect our business and results of operations.

Environmental laws also impose liability for damages from and the costs of investigating and cleaning up sites of spills, disposals or other releases of hazardous materials. Such liability may be imposed, jointly and severally, on the current or former owners or operators of properties or parties that sent wastes to third-party disposal facilities, in each case without regard to fault or whether such persons knew of or caused the release. Although we are not presently aware of any such material liability related to our current or former locations or business operations, such liability could arise in the future and could materially and adversely affect our business and results of operations.

Complaints or litigation may adversely affect our business and reputation.

We may be subject to claims, including class action lawsuits, filed by customers, franchisees, employees, suppliers, landlords, governmental authorities and others in the ordinary course of business, including as a result of violations of the laws set forth above under “—Our failure or our franchises’ failure to comply with health, employment, and other federal, state, and local laws, rules and regulations may lead to losses and harm our brands.” and “—Our locations and franchisees are subject to certain environmental laws and regulations.” Significant claims may be expensive to defend and may divert time and resources away from our operations, causing adverse impacts to our operating results. In addition, adverse publicity related to litigation could negatively impact the reputation of our brands, even if such litigation is not valid, or a substantial judgment against us could negatively impact the reputation of our brands, resulting in further adverse impacts to results of operations. Franchisees are subject to similar litigation risks.

In the ordinary course of business, we will be, from time to time, the subject of complaints or litigation from franchisees, which could relate to alleged breaches of contract or wrongful termination under the franchise documents. These claims may also reduce the ability of franchisees to enter into new franchise agreements with us. In addition, litigation against a franchisee or its affiliates or against a company-operated location by third parties, whether in the ordinary course of business or otherwise, may include claims against us by virtue of our relationship with the franchisee or company-operated location, including, without limitation, for allegedly being a joint employer with a franchisee. Litigation may lead to a decline in the sales and operating results of our locations and divert our management resources regardless of whether the allegations in such litigation are valid or whether we are liable.

Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and operating results could be harmed.

Certain governmental authorities and private litigants have recently asserted claims against franchisors for provisions in their franchise agreements which restrict franchisees from soliciting and/or hiring the employees of other franchisees or the applicable franchisor. Claims against franchisors for such “no-poaching” clauses include allegations that these clauses violate state and federal antitrust and unfair practices laws by restricting the free movement of employees of franchisees or franchisors (including both corporate employees and the employees of company-operated locations), thereby depressing the wages of those employees. All of our brands operating in the United States have had no poaching clauses in their franchise agreements. In 2018, the Attorney General of the State of Washington issued civil investigative demands to a number of franchisors seeking information concerning no-poaching clauses in their franchise agreements. Beginning in January 2019, several brands, including ABRA, CARSTAR, Maaco, Meineke, Take 5 and 1-800-Radiator & A/C, received civil investigative demands requesting information concerning their use of no-poaching clauses. To resolve objections to these clauses raised by the Washington Attorney General, these brands entered into an Assurance of Discontinuance with the state agreeing to no longer include such provision in any U.S. franchise agreement or renewal franchise agreement signed after the date of the Assurance of Discontinuance, to not enforce any such provisions in any of their existing franchise agreements and to notify their franchisees of these changes. In the case of Washington-based franchisees, these brands agreed to seek amendments to their franchise agreements removing the no-poaching clauses. No fines or other monetary penalties were assessed against the brands. Prior to receipt of the civil investigative demands, our then existing brands operating in the United States decided to delete the no-poaching clauses in their franchise agreements. All of our brands have notified franchisees that they do not intend to enforce the no-poaching clauses in their existing franchise agreements. Our brands operating outside of the United States also have decided to delete the no-poaching clauses, if any, contained in their franchise agreements, to the extent they are entering into new franchise agreements. Our brands may be subject to claims arising out of their prior inclusion of no-poaching clauses in their franchise agreements that may have restricted the employment opportunities of employees of our brands. Any adverse results in any cases or proceedings that may be brought against our brands by any governmental authorities or private litigants may materially and adversely affect our business and results of operations.

We may have product liability exposure that adversely affects our results of operations.

Our locations and franchisees may receive or produce defective products, which may adversely impact the relevant brand’s goodwill. There can be no assurance that the insurance held by franchisees will be adequate to cover the associated risks of the sale of defective products, or that, as a franchise and its associated potential liabilities grows, a franchisee will be able to secure an increase in its insurance coverage. Accordingly, in cases in which a franchisee experiences increased insurance premiums or must pay claims out of pocket, the franchisee may not have the funds necessary to pay franchisee payments owed to us. In the event that product liability arises, to the extent such liability is either not covered by our or the franchisees’ insurance or exceeds the policy limits of our or the franchisees’ insurance, the aggrieved parties could seek to recover their losses from us, whether or not we are legally or contractually entitled to do so, which could increase litigation costs or result in liability for us.

We are subject to payment-related risks.

For our sales to our customers, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could harm our brand, reputation, business and results of operations.

Catastrophic events may disrupt our business in a manner that adversely affects our business.

Unforeseen events, including war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargos, public health issues (including widespread/pandemic illness or disease outbreaks such as coronavirus), and natural disasters such as hurricanes, earthquakes, or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations, disrupt the operations of franchisees, distributors, suppliers or customers, or result in political or economic instability. These events could reduce demand for our products or make it difficult or impossible to receive products from our distributors or suppliers, which could have a material adverse effect on our business and results of operations.

We and our franchisees lease or sublease the land and buildings where a number of our locations are situated, which could expose us to possible liabilities and losses.

We and our franchisees lease the land and buildings where a number of our locations are located. The terms of the leases and subleases vary in length, with primary terms (i.e., before consideration of option periods) expiring on various dates. In addition, franchisees’ obligations or the company-operated location’s obligations to pay rent are generally non-cancelable, even if the location operated at the leased or subleased location is closed. In the case of subleased locations, in the event the applicable franchisee fails to make required payments to a company-operated location, a company-operated location may not be able to recover those amounts. As leases expire, the franchisees or the company-operated locations may be unable to negotiate renewals on commercially acceptable terms or at all, which could cause the franchisees or the company-operated locations to close locations in desirable locations or otherwise negatively affect profits, which in turn could negatively affect our business and results of operations.

Our current locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all, which could adversely affect our business.

The success of any of our locations depends in substantial part on its location. There can be no assurance that our current locations will continue to be attractive as demographic patterns and trade areas change. For example, neighborhood or economic conditions where our locations are located could decline in the future, thus resulting in potentially reduced sales. In addition, rising real estate prices in some areas may restrict our ability or our franchisees’ ability to purchase or lease new desirable locations. If desirable locations cannot be obtained at reasonable prices, our ability to execute our growth strategies could be adversely affected, and we may be affected by declines in sales as a result of the deterioration of certain locations, each of which could materially and adversely affect our business and results of operations.

Our financial performance could be materially adversely affected if we fail to retain, or effectively respond to a loss of, key executives.

The success of our business depends on the contributions of key executives and senior management, including our President and Chief Executive Officer, Jonathan Fitzpatrick, and our Executive Vice President and Chief Financial Officer, Tiffany Mason. The departure of key executives or senior management could have a material adverse effect on our business and long-term strategic plan. We have a succession plan that includes short-term and long-term planning elements intended to allow us to successfully continue operations should any of our key executives or senior management become unavailable to serve in their respective roles. However, there is a risk that we may not be able to implement the succession plan successfully or in a timely manner or that the succession plan will not result in the same financial performance we currently achieve under the guidance of our existing executive team. Any lack of management continuity could adversely affect our ability to successfully manage our business and execute our growth strategy, as well as result in operational and administrative inefficiencies and added costs, and may make recruiting for future management positions more difficult.

Risks Related to Intellectual Property

We depend on our intellectual property to protect our brands; Litigation to enforce or defend our intellectual property rights may be costly.

Our intellectual property is material to the conduct of our business. Our success depends on our and our franchisees’ continued ability to use our intellectual property and on the adequate protection and enforcement of such intellectual property. We rely on a combination of trademarks, service marks, copyrights trade secrets and similar intellectual property rights to protect our brands. The success of our business strategy depends, in part, on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded services and products in both existing and new markets. There can be no assurance that the steps we take to protect and maintain our rights in our intellectual property will be adequate, or that third parties will not infringe, misappropriate or violate our intellectual property. If any of our efforts to protect our intellectual property is not adequate, or if any third party infringes, misappropriates or violates our intellectual property, the value of our brands may be harmed. As a result, if we are unable to successfully protect, maintain, or enforce our rights in our intellectual property, there could be a material adverse effect on our business and results of operations. Such a material adverse effect could result from, among other things, consumer confusion, dilution of the distinctiveness of our brands, or increased competition from unauthorized users of our brands, each of which may result in decreased revenues and a corresponding decline in profits. In addition, to the extent that we do, from time to time, institute litigation to enforce our intellectual property rights, such litigation could result in substantial costs and diversion of resources and could negatively affect profits, regardless of whether we are able to successfully enforce such rights.

We may fail to establish trademark rights in the United States, Canada or other foreign jurisdictions.

Our success depends on our and our franchisees’ continued ability to use our trademarks in order to capitalize on our name-recognition, increase awareness of our brands and further develop our brands in U.S., Canadian and other international markets. We have registered certain trademarks and have other trademark applications pending in the United States and Canada. Not all of the trademarks that we use have been registered in all of the countries in which we do business or may do business in the future, and some trademarks may never be registered in all of these countries. Rights in trademarks are generally national in character, and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for trademarks that are the same or similar to our brands in countries where we have not registered our brands as trademarks. Accordingly, we may not be able to adequately protect our brands everywhere in the world and use of our brands may result in liability for trademark infringement, trademark dilution or unfair competition. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States. All of the steps we have taken to protect our intellectual property in the United States, Canada and in foreign countries may not be adequate.

If franchisees and other licensees do not observe the required quality and trademark usage standards, our brands may suffer reputational damage, which could in turn adversely affect our business.

We license certain intellectual property to franchisees, advertisers and other third parties. The franchise agreements and other license agreements require that each franchisee or other licensee use our trademarks in accordance with established or approved quality control guidelines and, in addition to supply agreements, subject the franchisees, other licensees and suppliers that provide products to our brands, as applicable, to specified product quality standards and other requirements in order to protect the reputation of our brands and to optimize the performance of our locations. We contractually require that our franchisees and licensees maintain the quality of our brand, however, there can be no assurance that the permitted licensees, including franchisees, advertisers and other third parties, will follow such standards and guidelines, and accordingly their acts or omissions may negatively impact the value of our intellectual property or the reputation of our brands. Noncompliance by these entities with the terms and conditions of the applicable governing franchise or other agreement that pertains to servicing and repairs, health and safety standards, quality control, product consistency, timeliness or proper marketing or other business practices, may adversely impact the goodwill of our brands. For example, franchisees and other licensees may use our trademarks improperly in communications, resulting in the weakening of the distinctiveness of our brands. Although we monitor and restrict franchisee activities through our franchise agreements, franchisees or third parties may refer to or make statements about our brands that do not make proper use of trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brands or place our brands in a context that may tarnish their reputation. Franchisees or company-operated locations may also produce or receive through the supply chain defective products, which may adversely impact the goodwill of our brands. There can be no assurance that the franchisees or other licensees will not take actions that could have a material adverse effect on our intellectual property.

We may become subject to third-party infringement claims or challenges to IP validity.

We may in the future become the subject of claims asserted by third parties for infringement, misappropriation or other violation of their intellectual property rights in areas where we or our franchisees operate or where we intend to conduct operations, including in foreign jurisdictions. Such claims, whether or not they have merit, could be time-consuming, cause delays in introducing new products or services, harm our image, our brands, our competitive position or our ability to expand our operations into other jurisdictions and lead to significant costs related to defense or settlement. As a result, any such claim could harm our business and cause a decline in our results of operations and financial condition, which in turn may materially and adversely affect our business and results of operations.

If such claims were decided against us, then we could be required to pay damages, cease offering infringing products or services on short notice, develop or adopt non-infringing products or services, rebrand our products, services or even our businesses, and we could be required to make costly modifications to advertising and promotional materials or acquire a license to the intellectual property that is the subject of the asserted claim, which license may not be available on acceptable terms or at all. The attendant expenses that we bear could require the expenditure of additional capital, and there would be expenses associated with the defense of any infringement, misappropriation, or other third-party claims, and there could be attendant negative publicity, even if ultimately decided in our favor. In addition, third parties may assert that our intellectual property is invalid or unenforceable. If our rights in any of our intellectual property were invalidated or deemed unenforceable, then third parties could be permitted to engage in competing uses of such intellectual property which, in turn, could lead to a decline in location revenues and sales, and thereby negatively affect our business and results of operations.

We do not own certain software that is used in operating our business, and our proprietary platforms and tools incorporate open source software.

We utilize both commercially available third-party software and proprietary software to run point-of-sale, diagnostics, pricing, inventory and various other key functions. Any delay, costs, and possible business interruptions associated with obtaining, renewing or extending software licenses or integrating a large number of substitute software programs contemporaneously could adversely impact the operation of our locations, thereby reducing profits and materially and adversely impacting our business and results of operations.

In addition, we use open source software in connection with our proprietary software and expect to continue to use open source software in the future. Some open source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. We cannot assure you that we have not incorporated open source software into our proprietary software in a manner that may subject our proprietary software to an open source license that requires disclosure, to customers or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

We are heavily dependent on computer systems and information technology and any material failure, interruption or security breach of our computer systems or technology could impair our ability to efficiently operate our business.

We are dependent upon our computer systems, including certain of our own proprietary software, and other information technology to properly conduct our business, including, but not limited to, point-of-sale processing in our locations, management of our supply chain, collection of cash, payment of obligations and various other processes and procedures. See “We do not own certain software that is used in operating our business, and our proprietary platforms and tools incorporate open source software” herein. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these information technology systems. The failure of these systems to operate effectively, an interruption, problems with maintenance, upgrading or transitioning to replacement systems, fraudulent manipulation of sales reporting from our locations or a breach in security of any of these systems could result in loss of sales and franchise royalty payments, cause delays in customer service, result in the loss of data, create exposure to litigation, reduce efficiency, cause delays in operations or otherwise harm our business. Significant capital investments might be required to remediate any problems. Any security breach involving our point-of-sale or other systems could result in a loss of consumer confidence and potential costs associated with fraud or breaches of data security laws. Also, despite our considerable efforts to secure our computer systems and information technology, security breaches, such as unauthorized access and computer viruses, may occur, resulting in system disruptions, shutdowns or unauthorized disclosure of confidential information. A security breach of our computer systems or information technology could require us to notify customers, employees or other groups, result in adverse publicity, loss of sales and profits, and could result in penalties or other costs that could adversely affect the operation of our business and results of operations.

The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships, all of which could lead to loss and harm our business.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include an unauthorized party gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about customers, franchisees, our company, vendors or employees. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The company has been subject to attempted cyber-attacks in the past and may continue to be subject to such attacks in the future. A successful cyber-attack or other cyber incident experienced by us or our service providers could cause an interruption of our operations, could damage our relationship with franchisees, and could result in the exposure of private or confidential data, potentially resulting in litigation. In addition to maintaining insurance coverage to address cyber incidents, we have also implemented processes, procedures and controls to help mitigate these risks. However, these measures, as well as our increased awareness of a risk of a cyber incident, do not guarantee that our reputation and financial results will not be adversely affected by any incident or event that occurs.

Because our franchisees and company-operated locations accept electronic forms of payment from our customers, our business requires the collection and retention of customer data, including credit and debit card numbers and other personally-identifiable information in various information systems that we and our franchisees maintain in conjunction with third parties with whom we contract to provide credit card processing services. We also maintain important internal company data, such as personally-identifiable information about our employees and franchisees and information relating to our operations. Our use of personally-identifiable information is regulated by foreign, federal, state and provincial laws, as well as by certain third-party agreements. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain in compliance with those laws and regulations. If our security and information systems are compromised or if our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties resulting from violation of federal, state and provincial laws and payment card industry regulations. A cyber incident could also require us to notify law enforcement agencies, customers, employees or other groups, result in fines or require us to incur expenditures in connection with remediation, require us to pay increased fees to third parties, result in adverse publicity, loss of sales and profits, or require us to incur other costs, any of which could adversely affect the operation of our business and results of our operations.

Changing regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and harm our brands in a manner that adversely affects our business.

The United States, Canada and other jurisdictions in which we operate are increasingly adopting or revising privacy, information security and data protection laws and regulations (“Privacy and Data Protection Laws”) that could have a significant impact on our current and planned privacy, data protection and information security related practices, including our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. In the United States, this includes increased privacy related enforcement activity at both the federal level and the state level, including the implementation of the California Consumer Protection Act (the “CCPA”), which came into effect in January 2020, and other state laws. In the European Union, this includes the implementation of the General Data Protection Regulation (the “GDPR”), which came into effect in May 2018. In Canada, this includes the federal Personal Information Protection and Electronic Documents Act and similar laws in several Canadian provinces. We may need to take measures to comply with new requirements contained in the GDPR, the CCPA, and other Privacy and Data Protection Laws, and to address customer concerns related to their rights under any such Data Protection Laws. We also may need to continue to make adjustments to our compliance efforts as more clarification and guidance on the requirements of the GDPR, the CCPA and other Data Protection Laws becomes available. Our ongoing efforts to ensure compliance with the GDPR, the CCPA and other current or future Data Protection Laws affecting customer or employee data to which we are subject could result in additional costs, and our failure to comply with such laws could result in potentially significant regulatory investigations or government actions, litigation, penalties or remediation and other costs, as well as adverse publicity, loss of sales and profits and an increase in fees payable to third parties. All of these implications could adversely affect our revenues, results of operations, business and financial condition.

Risks Relating to the Franchisees

As of December 28, 2019, approximately 84% of our locations are owned and operated by franchisees and, as a result, we are highly dependent upon our franchisees.

While the franchise agreements are designed to maintain brand consistency, the high percentage of our locations owned by franchisees may expose us to risks not otherwise encountered if we had owned and controlled the locations. In particular, we are exposed to the risk of defaults or late payments by franchisees of franchisee payments. Other risks include limitations on enforcement of franchise obligations due to bankruptcy or insolvency proceedings; unwillingness of franchisees to support marketing programs and strategic initiatives; inability to participate in business strategy changes due to financial constraints; inability to meet rent obligations on subleases; failure to operate the locations in accordance with required standards; failure to report sales information accurately; efforts by one or more large franchisees or an organized franchise association to cause poor franchise relations; and failure to comply with quality and safety requirements that result in potential losses even when we are not legally liable for a franchisee’s actions or failure to act. Although we believe that our current relationships with franchisees are generally good, there can be no assurance that we will maintain strong franchise relationships. Our dependence on franchisees could adversely affect our business and financial condition, our reputation, and our brands.

Franchisees are operating entities exposed to risk.

Franchisees, as operating entities, may be natural persons or legal entities. Under certain of the franchise documents, franchisee entities are not required to be limited-purpose entities, making them potentially subject to business, credit, financial and other risks, which may be unrelated to the operations of our locations. These unrelated risks could materially and adversely affect a franchisee and its ability to make its franchisee payments in full or on a timely basis. A decrease in franchisee payments could have a material adverse effect on our business and results of operations.

Franchisee changes in control may cause complications.

The franchise documents prohibit “changes in control” of a franchisee without the consent of its “franchisor.” In the event we provide such consent, there is no assurance that a successor franchisee would be able to perform the former franchisee’s obligations under such franchise documents or successfully operate its franchise. In the event of the death or disability of a franchisee or the principal of a franchisee entity, the personal representative of the franchisee or principal of a franchisee entity may not find an acceptable transferee. In the event that an acceptable successor franchisee is not located, the franchisee would be in default under its franchise documents and, among other things, the franchisee’s right to operate its franchise could be terminated. If a successor franchisee is not found, or a successor franchisee that is approved is not as successful in operating the location as the former franchisee or franchisee principal, the sales of the location would be impacted and could adversely impact our business and results of operations.

Franchise documents are subject to termination and non-renewal.

The franchise documents are subject to termination by the franchisor under the franchise documents in the event of a default generally after expiration of applicable cure periods. Under certain circumstances, including unauthorized transfer or assignment of the franchise, breach of the confidentiality provisions or health and safety violations, a franchise document may be terminated by the franchisor under the franchise document upon notice without an opportunity to cure. Generally, the default provisions under the franchise documents are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our intellectual property.

In addition, certain of the franchise documents have terms that will expire in 2020. In such cases, the franchisees may renew the franchise document and receive a “successor” franchise document for an additional term. Such option, however, is contingent on the franchisee’s execution of the then-current form of franchise document (which may include increased franchise royalty rates, advertising fees and other costs or requirements), the satisfaction of certain conditions (including modernization of the location and related operations) and the payment of a renewal fee. If a franchisee is unable or unwilling to satisfy any of the foregoing conditions, such franchisee’s expiring franchise document and the related franchisee payments will terminate upon expiration of the term of the franchise document unless we decide to restructure the franchise documents in order to induce such franchisee to renew the franchise document. Certain of the franchise documents also have month-to-month terms, and are therefore subject to termination at the end of any given month.

Terminations or restructurings of franchise documents could reduce franchise payments, which in turn may materially and adversely affect our business and results of operations.

We may not be able to retain franchisees or maintain the quality of existing franchisees.

Each franchised location is heavily reliant on its franchisee, many of whom are individuals who have numerous years of experience addressing a broad range of concerns and issues relevant to its business. We attempt to retain such franchisees by providing them with competitive franchising opportunities. However, we cannot guarantee the retention of any, including the top-performing, franchisees in the future, or that we will maintain the ability to attract, retain, and motivate sufficient numbers of franchisees of the same caliber, and the failure to do so could materially and adversely affect our business and results of operations. In the event a franchisee leaves our franchise and a successor franchisee is not found, or a successor franchisee that is approved is not as successful in operating the location as the former franchisee or franchisee principal, the sales of the location may be impacted.

The quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees’ failure or inability to hire or retain qualified managers, mechanics, and other personnel or franchisees experiencing financial difficulty, including those franchisees that become over-leveraged. Training of managers, mechanics, and other personnel may be inadequate, especially due to advances and changes in automotive technology. These and other such negative factors could reduce the franchisees’ revenues, could impact payments under the franchise documents and could have a material adverse effect on our business and results of operations.

Our location development plans under development agreements may not be implemented effectively by franchisees.

We rely heavily on franchisees to develop our locations. Development involves substantial risks, including the following:

•	the availability of suitable locations and terms for potential development sites;

•	the ability of franchisees to fulfill their commitments to build new locations in the numbers and the time frames specified in their development agreements;

•	the availability of financing, at acceptable rates and terms, to both franchisees and third-party landlords, for locations development;

•	delays in obtaining construction permits and in completion of construction;

•	developed properties not achieving desired revenue or cash flow levels once opened;

•	competition for suitable development sites;

•	changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the ADA); and

•	general economic and business conditions.

There is no assurance that franchisees’ development and construction of locations will be completed, or that any such development will be completed in a timely manner. There is no assurance that present or future development plans will perform in accordance with expectations.

The opening and success of our locations depend on various factors, including the demand for our locations and the selection of appropriate franchisee candidates, the availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, costs of construction, permit issuance and regulatory compliance, the ability to meet construction schedules, the availability of financing and other capabilities of franchisees. There is no assurance that franchisees planning the opening of locations will have the ability or sufficient access to financial resources necessary to open and operate the locations required by their agreements. It cannot be assured that franchisees will successfully participate in our strategic initiatives or operate locations in a manner consistent with our concepts and standards.

If our franchisees do not participate in and comply with their franchise agreements or our business model and policies, our business could be harmed.

Our franchisees are an integral part of our business. Franchisees will be subject to specified product quality standards and other requirements pursuant to the related franchise agreements in order to protect our brands and to optimize their performance. However, franchisees may provide substandard services or receive through the supply chain or produce defective products, which may adversely impact the goodwill of our brands. Franchisees may also breach the standards set forth in their respective franchise documents. We may be unable to successfully implement our business model, company policies, or brand development strategies if our franchisees do not actively participate in such implementation. The failure of our franchisees to focus on the fundamentals of each business’ operations, such as quality and service (even if such failures do not rise to the level of breaching the franchise documents), could materially and adversely affect our business and results of operations. It may be more difficult to monitor our international franchisees’ implementation of our brand strategies due to our lack of personnel in the markets served by such franchisees. One of our strategies is to increase the ratio of franchised locations to company-operated locations, which could further reduce our influence over the operations of our total locations base.

Franchisees could take actions that could harm our brands and adversely affect our business.

Franchisees are contractually obligated to operate their stores in accordance with the standards set forth in the franchise agreements. We also provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their locations. As a result, the ultimate success and quality of any franchised location rests with the franchisee. If franchisees do not successfully operate stores in a manner consistent with required standards, franchise royalty payments to franchisor will be adversely affected and our image and reputation could be harmed, which in turn could hurt our revenues, results of operations, business and financial condition.

In addition, we may be unable to successfully implement the strategies that we believe are necessary for further growth if franchisees do not participate in that implementation. Our revenues, results of operations, business and financial condition could be adversely affected if a significant number of franchisees do not participate in brand strategies, which in turn may harm our financial condition.

Risks Related to the Securitized Financing Facility

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. We have issued five series of term notes, $1,278 million of which were outstanding as of December 28, 2019, and one series of variable funding notes, $59 million of which were outstanding as of December 28, 2019, pursuant to the Amended and Restated Base Indenture, dated as of April 24, 2018, by and between Driven Brands Funding, LLC, as Master Issuer, and Citibank, N.A., as trustee and securities intermediary (as further amended, modified, supplemented, the “Senior Notes Indenture”).

Subject to the limits contained in the agreements governing our securitized debt facility, we may be able to incur substantial additional debt from time to time to finance capital expenditures, investments, acquisitions, or for other purposes. If we do incur substantial additional debt, the risks related to our high level of debt could intensify. Specifically, our high level of indebtedness could have important consequences, including:

•	limiting our ability to obtain additional financing to fund capital expenditures, investments, acquisitions or other general corporate requirements;

•

requiring a substantial portion of our cash flow to be dedicated to payments to service our indebtedness instead of other purposes, thereby reducing the amount of cash flow available for capital expenditures, investments, acquisitions and other general corporate purposes;

•	increasing our vulnerability to and the potential impact of adverse changes in general economic, industry and competitive conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

•	increasing our costs of borrowing.

In addition, the financial and other covenants we agreed to in the securitized debt facility may limit our ability to incur additional indebtedness, make investments, and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us under our variable funding notes in amounts sufficient to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our securitized debt facility has restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

Unless and until we repay all outstanding borrowings under our securitized debt facility, we will remain subject to the restrictive terms of these borrowings. The securitized debt facility, under which certain of our wholly-owned subsidiaries have issued and guaranteed fixed rate notes and variable funding notes, contains a number of covenants, with the most significant financial covenant being a debt service coverage calculation. These covenants limit the ability of certain of our subsidiaries to, among other things:

•	sell assets;

•	engage in mergers, acquisitions, and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume, or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens; and

•	enter into transactions with affiliates.

The securitized debt facility also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we may not satisfy such a test. A breach of these covenants could result in a rapid amortization event, as described in the next paragraph, or default under the securitized debt facility. If amounts owed under the securitized debt facility are accelerated because of a default and we are unable to pay such amounts, the investors may have the right to assume control of substantially all of the securitized assets.

If we are unable to refinance or repay amounts under the securitized debt facility prior to the expiration of the applicable term or upon rapid amortization occurring as a result of our failure to maintain specified financial ratios, our cash flow would be directed to the repayment of the securitized debt and, other than management fees sufficient to cover minimal selling, general and administrative expenses, would not be available for operating our business.

No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

The indenture governing the securitized debt facility may restrict the cash flow from the entities subject to the securitization to our other subsidiaries and the Issuer and, upon the occurrence of certain events, cash flow would be further restricted.

The Senior Notes Indenture governing the securitized debt facility requires that cash from the entities subject to the securitization be allocated in accordance with a specified priority of payments. In the ordinary course, this means that funds available to us are paid at the end of the priority of payments, after expenses and debt service for the securitized debt. In addition, in the event that a rapid amortization event occurs under the indenture governing the securitized debt (including, without limitation, upon an event of default under the indenture, failure to maintain specified financial ratios or the failure to repay the securitized debt at the end of the applicable term), the funds available to us would be reduced or eliminated, which would in turn reduce our ability to operate or grow our business.

Developments with respect to the London Interbank Offered Rate (“LIBOR”) may affect our borrowings under our securitized debt facility.

Regulators and law enforcement agencies in the U.K. and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (“BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR quotes after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021.

Our securitized debt facility provides that interest may be based on LIBOR and for the use of an alternate rate to LIBOR in the event LIBOR is phased-out; however, uncertainty remains as to any such replacement rate and any such replacement rate may be higher or lower than LIBOR may have been. The establishment of alternative reference rates or implementation of any other potential changes may lead to an increase in our borrowing costs.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	overall conditions in our industry and the markets in which we operate;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	security breaches impacting us or other similar companies;

•	expiration of contractual lock-up agreements with our executive officers, directors and stockholders;

•	material weakness in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The ability of our subsidiaries to pay cash dividends and/or make loans or advances to us will be dependent upon their respective abilities to achieve sufficient cash flows after satisfying their respective cash requirements, including the securitized financing facility and other debt agreements, to enable the payment of such dividends or the making of such loans or advances. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We could be an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (iii) the last day of our fiscal year following the fifth anniversary of the date of this offering, and (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may decline or become more volatile and it may be difficult for us to raise additional capital if and when we need it.

We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, and                 , our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, these rules and regulations require us to incur legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We will be required to pay our existing owners for certain tax benefits, which amounts are expected to be material.

We will enter into an income tax receivable agreement with our existing stockholders that will provide for the payment by us to our existing stockholders of 85% of the amount of cash savings, if any, in U.S. and

Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the realization of certain tax benefits associated with tax attributes existing at the time of the offering. These tax benefits, which we refer to as the Pre-IPO and IPO-Related Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries’ assets (other than current assets) as of the time of the consummation of this offering, (ii) the utilization of our and our subsidiaries’ net operating losses, non-capital losses and tax credits, if any, attributable to periods prior to this offering, (iii) deductions in respect of transaction expenses attributable to certain acquisitions made by us prior to this offering, (iv) deductions in respect of debt issuance costs associated with certain of our and our subsidiaries’ financing arrangements, and (v) deductions in respect of our and our subsidiaries’ offering-related expenses.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO and IPO-Related Tax Benefits as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

We expect that the payments we make under the income tax receivable agreement will be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO and IPO-Related Tax Benefits, we expect that future payments under the income tax receivable agreement will aggregate to between $         million and $         million. Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount of the liability under the income tax receivable agreement. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our                  fiscal year.

The income tax receivable agreement provides that upon certain changes of control our (or our successor’s) payments under the income tax receivable agreement for each taxable year after any such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Furthermore, if we breach any of our material obligations under the income tax receivable agreement, then all of our payment and other obligations under it will be accelerated and will become due and payable, applying the assumptions described above. As a result, we could be required to make payments under the income tax receivable agreement that are greater than the specified percentage of actual cash savings we and our subsidiaries ultimately realize in respect of the Pre-IPO and IPO-Related Tax Benefits. In these situations, our obligations under the income tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the income tax receivable agreement in excess of our and our subsidiaries’ actual cash tax savings.

For additional information related to the income tax receivable agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, and we could be subject to potential delisting, regulatory investigations, civil or criminal sanctions and litigation.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with management’s assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Additionally, ineffective internal control over financial reporting could subject us to potential delisting from the                , regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

We are continuing to improve our internal control over financial reporting.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act, which at the latest would be the end of the fiscal year following the fifth anniversary of this offering. At such time, our internal control over financial reporting may be insufficiently documented, designed or operating, which may cause our independent registered public accounting firm to issue a report that is adverse.

Our Principal Stockholder will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon the completion of this offering, affiliates of our Principal Stockholder will own approximately    % of the outstanding shares of our common stock (or    % if the underwriters exercise their option to purchase additional shares in full). As long as affiliates of our Principal Stockholder own or control a majority of our outstanding voting power, our Principal Stockholder and its affiliates will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, ownership of our shares by affiliates of our Principal Stockholder may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. For example, the concentration of ownership held by our Principal Stockholder could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. In addition, our Principal Stockholder is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Many of the companies in which our Principal Stockholder invests are franchisors and may compete with us for access to suitable locations, experienced management and qualified and well-capitalized franchisees. Our Principal Stockholder may acquire or seek to acquire assets complementary to our business that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of our Principal Stockholder may not coincide with the interests of our other stockholders. So long as our Principal Stockholder continues to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, our Principal Stockholder will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

We are a “controlled company” within the meaning of the              rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, our Principal Stockholder will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the              corporate governance standards. Under the             rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the             . After we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

Our organizational documents and Delaware law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

•

providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholder;

•

empowering only the board to fill any vacancy on our board of directors (other than in respect of our Principal Stockholder’s directors (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholder;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholder;

•

to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholder; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between our Principal Stockholder and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as our Principal Stockholder beneficially owns a majority of the voting power of our outstanding common stock, our Principal Stockholder will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our Principal Stockholder and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. The exclusive forum provision provides that it will not apply to claims arising under the Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of our Principal Stockholder, any affiliates of our Principal Stockholder, or any of their respective officers, directors, agents, stockholders, members or partners, will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of our Principal Stockholder will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to our Principal Stockholder, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to our Principal Stockholder. For instance, a director of our company who also serves as a director, officer, or employee of our Principal Stockholder or any of its portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of                      members,              of whom will be our Principal Stockholder’s directors. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by our Principal Stockholder to itself or its affiliated funds, the portfolio companies owned by such funds or any affiliates of our Principal Stockholder instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Conflicts of Interest.”

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma as adjusted net tangible book value (deficit) per share as of December 28, 2019 and an initial public offering price of $             per share, we expect that purchasers of our common stock in this offering will experience an immediate and substantial dilution of $             per share, or $             per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value (deficit) per share and the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of this offering, we will have              shares of common stock authorized but unissued. Our certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, we will have approximately             options outstanding, which are exercisable into approximately              shares of common stock. We have reserved approximately             shares for future grant under our Omnibus Equity Plan. See “Executive Compensation—Equity Compensation Plans—2020 Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Equity Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After the completion of this offering and the use of proceeds therefrom, we will have              shares of common stock. The number of outstanding shares of common stock includes              shares beneficially owned by our Principal Stockholder and certain of our employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, each of our officers and directors, affiliates of our Principal Stockholder and all of our other existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock. See “Underwriters.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. The underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, our Principal Stockholder has certain rights to require us to register the sale of common stock held by our Principal Stockholder, including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

There has been no prior public market for our common stock and there can be no assurances that a viable public market for our common stock will develop or be sustained.

Prior to this offering, no public market for our shares of common stock existed and an active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters, which may not be indicative of prices that will prevail in the trading market. The price of our common stock in any such market may be higher or lower than the price that you pay in this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriters,” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our securitized financing facility contains, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on certain of our subsidiaries’ ability to pay dividends and make other restricted payments. As a result, any return to stockholders will be limited to any appreciation in the value of our common stock, which is not certain. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company issues adverse or misleading research or reports regarding us, our business model, our stock performance or our market, or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and include, among other things, statements relating to:

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•

our ability to compete with other businesses in the automotive services and parts distribution industries, including other international, national, regional and local repair and maintenance shops, paint and collision repair shops, oil change shops, automobile dealerships, and suppliers of automotive parts;

•

advances and changes in automotive technology, including, but not limited to, changes in the materials used for the construction of structural components and body panels, changes in the types of paints and coatings used for automobiles or materials used for tires, changes in engines and drivetrains to hybrid and electric technology, increased prevalence of sensors and back-up cameras, and increased prevalence of self-driving vehicles and shared mobility;

•	changes in consumer preferences, perceptions and spending patterns;

•	changes in the costs of automobile supplies, parts, paints, coatings and motor oil;

•	changes in labor costs, including health care-related costs;

•	our ability to attract and retain qualified personnel;

•	changes in interest rates, commodity prices, energy costs and other expenses;

•	the ability of our key suppliers, including international suppliers, to continue to deliver high-quality products to us at prices similar to historical levels;

•	disruptions in the supply of specific products or to the business operations of key or recommended suppliers;

•	the willingness of our vendors and service providers to supply goods and services pursuant to customary credit arrangements;

•	our ability to maintain direct repair program relationships with insurance partners;

•	changes in general economic conditions and the geographic concentration of our locations, which may affect our business;

•	the operational and financial success of franchisees and company-operated locations;

•	the willingness of franchisees to participate in and comply with our business model and policies;

•	our ability to successfully enter new markets and complete construction, including renovations, conversions, and build-outs of existing and additional locations;

•

risks associated with implementing our growth strategy, including our ability to open additional domestic and international franchises and company-operated locations and to continue to identify, acquire, and refranchise automotive services and parts distribution businesses, and the willingness of franchisees to continue to invest in and open new our franchises;

•	the potential adverse impact of strategic acquisitions;

•	additional leverage incurred in connection with acquisitions;

•	potential inability to achieve Acquisition EBITDA adjustments included in Acquisition Adjusted EBITDA;

•	our Acquisition Adjusted EBITDA is based on certain estimates and assumptions and is not a representation by us that we will achieve such operating results;

•	the effect of the media’s reports and social media on our reputation;

•	the effectiveness of our marketing and advertising programs;

•	the seasonality of our operations;

•	increased insurance and self-insurance costs;

•	our ability to comply with existing and future health, employment, environmental and other government regulations;

•	our ability to adequately protect our intellectual property;

•	the adverse effect of litigation in the ordinary course of business;

•	a significant failure, interruption or security breach of our computer systems or information technology;

•	catastrophic events, including war, terrorism and other international conflicts, public health issues or natural causes;

•	the effect of restrictive covenants in the Senior Notes Indenture and other documents related to indebtedness on our business; and

•	other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We expect to receive approximately $         million of net proceeds (based upon the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price stays the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that the net proceeds to us will be approximately $         million (based upon the assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use (i) an amount equal to approximately $         million of the proceeds from this offering to prepay $         million aggregate principal amount of the senior notes described below and (ii) approximately $         million of the proceeds from this offering to pay fees and expenses in connection with this offering, which include legal and accounting fees, SEC and FINRA registration fees, printing expenses, and other similar fees and expenses. The senior notes to be prepaid with the proceeds of this offering consist of $        aggregate principal amount of             . The interest rate, maturity date and other terms of the senior notes to be prepaid are set forth in the section of this prospectus titled “Description of Material Indebtedness.” Following this offering, there will be $         million aggregate principal amount of senior notes outstanding. We intend to use any remaining proceeds for general corporate purposes. While we currently have no specific plan for the use of the remaining net proceeds of this offering, we may use a significant portion of these proceeds to implement our growth strategies and generate funds for working capital. We do not have current plans to enter into any specific merger or acquisition. Our management team will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of any remaining net proceeds will depend upon market conditions, among other factors.

DIVIDEND POLICY

We currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our securitized financing facility and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” and “Description of Material Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 28, 2019 on:

•	an actual basis;

•	a pro forma basis to give effect to the Corporate Conversion; and

•

a pro forma as adjusted basis to give further effect to (i) the issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions payable by us, (ii) the application of the net proceeds of this offering as described under “Use of Proceeds” and (iii) the impact of the liability pursuant to the income tax receivable agreement as described under “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and related notes thereto.

	As of December 28, 2019
in thousands (except per share data)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$34,935	$	$
Total debt	$1,314,963	$	$

Members’ and stockholders’ equity:
Members’ equity	$284,788	$

Common stock—$0.01, par value;                      shares authorized,                      shares issued and outstanding (actual);                      shares authorized,                      shares issued and outstanding (pro forma);             shares authorized,             shares issued and outstanding (pro forma as adjusted)

Preferred stock—$0.01, par value; shares authorized, shares issued and outstanding (actual); shares authorized, shares issued and outstanding (pro forma); shares authorized, shares issued and outstanding (pro forma as adjusted)	—
Additional paid-in capital	—
Accumulated earnings	3,626

Total members’ and stockholders’ equity	$288,414	$

Total capitalization	$1,603,377	$	$

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as of December 28, 2019. Pro forma net tangible book value per share represents the book value of our tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding after giving effect to the Corporate Conversion.

Our historical net tangible book value (deficit) as of December 28, 2019 was $                    . Our historical net tangible book value (deficit) represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding as of December 28, 2019.

On a pro forma basis, after giving effect to the Corporate Conversion, our pro forma net tangible book value (deficit) per share as of December 28, 2019 was $         million, or $         per share, based on             shares of our common stock outstanding after the Corporate Conversion. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 28, 2019 would have been approximately $         million, or approximately $         per share.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 28, 2019
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering
Dilution in net tangible book deficit per share to new investors participating in this offering	$

Dilution is determined by subtracting pro forma as adjusted net tangible book deficit per share after this offering from the initial public offering price per share of common stock.

The following table summarizes, as of December 28, 2019, after giving effect to the Corporate Conversion, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $         per share, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%
Total		100%		$	100%		$

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $        , $         and $         per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be     %, and the percentage of shares of common stock held by new investors would be     %.

The foregoing tables and calculations are based on              shares of our common stock outstanding as of December 28, 2019, after giving effect to the Corporate Conversion, and excludes              shares of common stock reserved for issuance under the Omnibus Incentive Plan, and except as otherwise indicated:

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering; and

•	does not reflect an additional shares of our common stock reserved for future grants under the Omnibus Incentive Plan. See “Executive Compensation.”

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected historical consolidated financial and other data as of and for the periods indicated. We have derived the selected historical consolidated statements of operations data and consolidated statements of cash flows data for the fiscal years ended December 28, 2019 and December 29, 2018 and the selected historical consolidated balance sheet data as of December 28, 2019 and December 29, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

The selected historical financial data presented below does not purport to project our financial position or results of operations for any future date or period and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended
in thousands (except per share data)	December 28, 2019	December 29, 2018
Statement of Operations Data
Revenue:
Franchise royalties and fees	$114,872	$108,040
Company-operated store sales	335,137	233,932
Advertising contributions	66,270	72,792
Supply and other revenue	83,994	77,951

Total revenue(1)	600,273	492,715
Operating Expenses:
Company-operated store expenses	218,988	159,244
Advertising expenses	69,779	74,996
Supply and other expenses	57,700	52,653
Selling, general, and administrative expenses	142,249	125,763
Acquisition costs	11,595	—
Store opening costs	5,721	2,045
Depreciation and amortization	24,220	19,846

Operating income	70,021	58,168
Interest expense, net	56,846	41,758
Loss on debt extinguishment	595	6,543

Income before taxes	12,580	9,867
Income tax expense	4,830	2,805

Net income	$7,750	$7,062

Net income attributable to non-controlling interest	$19	$—

Net income attributable to RC Driven Holdings LLC	$7,731	$7,062

Earnings per share:
Basic and diluted(2)	$7,731	$7,062
Weighted average shares outstanding
Basic and diluted	1,000	1,000
Pro forma earnings per share (unaudited)
Basic(2)
Diluted(2)

	Year Ended
in thousands (except per share data)	December 28, 2019	December 29, 2018

Statement of Cash Flows Data
Net cash provided by operating activities	$41,370	$38,753
Net cash used in investing activities	(482,423)	(17,799)
Net cash provided by (used in) financing activities	446,530	(9,493)
Net change in cash, cash equivalents and cash included in advertising fund assets, restricted	5,359	11,653
Cash dividends per share	163,000	52,987

Balance Sheet Data
Cash and cash equivalents	$34,935	$37,530
Working capital	26,497	29,656
Total assets	1,876,240	1,306,919
Total debt(3)	1,314,963	701,231

(1)

See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the impact of our adoption of Topic 606 and Note 2 to our audited consolidated financial statements regarding the impact of acquisition activity on our consolidated financial statements.

(2)

See Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of earnings per share, basic and diluted and pro forma earnings per share.

(3)	Total debt equals the current portion of long-term debt ($13 million) and the non-current portion of long-term debt, net of discount and debt issuance costs ($1,302 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis for RC Driven Holdings LLC and Subsidiaries (“RC Holdings”, “the Company”, “we”, “us” or “our”) should be read in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements included elsewhere in this prospectus. We operate on a 52/53-week fiscal year, which ends on the last Saturday in December. Fiscal 2019, which ended December 28, 2019, consisted of 52 weeks and Fiscal 2018, which ended December 29, 2018, consisted of 52 weeks.

Overview of Operations

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of more than 3,100 locations across 49 U.S. states and all 10 Canadian provinces. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change and maintenance. Driven Brands provides high-quality services to a wide range of customers, who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Approximately 84% of our locations are franchised and generated 88% of our system-wide sales in 2019, and our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation, with Free Cash Flow Conversion exceeding 98% in 2019, and predictable, capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of compelling service offerings has delivered twelve consecutive years of positive same store sales growth including throughout the Great Recession, and from 2015 to 2019 we grew our revenue and Adjusted EBITDA at a CAGR of 37% and 24%, respectively.

We have a portfolio of highly recognized brands, including ABRA, CARSTAR, Maaco, Meineke, and Take 5 that compete in the large, growing, recession-resistant and highly-fragmented automotive care industry. Our industry is estimated to be a $306 billion market in the U.S. underpinned by a large, growing car parc of more than 275 million vehicles, and the industry is expected to continue growing given (i) increases in annual miles traveled; (ii) consumers more frequently outsourcing automotive services due to vehicle complexity; (iii) increases in average repair costs and (iv) average age of the car on the road getting older. In 2019, our network serviced 9 million vehicles and generated $2.9 billion in system-wide sales. We serve a diverse mix of customers, with 40% of our 2019 system-wide sales coming from retail customers and 60% coming from commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 1,800 individual franchisees. Our scale, nationwide breadth, and best-in-class shared services provide significant competitive platform advantages, and we believe that we are well positioned to increase our market share through continued organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our franchisees and our company-operated locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a robust data analytics engine of more than 16 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have a franchise new unit pipeline of more than 400 committed locations as of December 28, 2019. Our organic growth is complemented by a consistent and repeatable M&A strategy, having completed 37 acquisitions since 2015. Within our existing service categories alone, we believe we have enormous whitespace, with over 10,000 potential locations across North America. We are only in first gear.

Our Growth Strategies

We plan to continue to grow our business by executing on the following strategies:

•

Grow Our Brands with New Locations: We have a proven track record of franchised and company-operated unit growth, and there is ample whitespace in existing and adjacent markets in North America for continued unit growth through new franchised store openings, new company-operated store openings and tuck-in acquisitions.

•

Continue to Drive Same Store Sales Growth: We believe that we are well-positioned to continue our same store sales growth by leveraging data analytics to optimize marketing, product offerings, and pricing, driving operational improvements and developing commercial partnerships.

•

Enhance Margins through Procurement Initiatives and Strengthening Platform Services: We plan to leverage the power of our platform to improve cost efficiencies, strengthen our procurement programs, and drive incremental profitability through innovation.

•

Pursue Accretive M&A in Existing and New Service Categories: We plan to continue to take advantage of our unique ability to leverage accretive M&A, and we believe we have significant runway to execute upon our proven acquisition strategy within the highly fragmented automotive services industry.

Significant Factors Impacting Financial Results

During 2019, we completed 12 acquisitions, which were a core driver of growth in our key performance indicators described below and of our financial results. System-wide sales, store count, same store sales and Adjusted EBITDA increased in 2019 as compared to 2018, driven by a combination of organic growth and these acquisitions. See Note 2 to our audited consolidated financial statements included elsewhere within this prospectus for additional information regarding the impact of acquisition activity on our consolidated financial statements.

The financial results provided herein reflect the fact that, to this date, we have been a private company and as such have not incurred costs typically found in publicly traded companies. We expect that those costs will increase our selling, general and administrative expenses, similar to other companies who complete an initial public offering.

In addition, we expect to recognize certain non-recurring costs as part of our transition to a publicly traded company consisting of professional fees, which will be reflected in our selling, general and administrative expenses until the completion of this offering. Such costs will be in addition to the estimated underwriting discounts, commissions and offering expenses.

Key Performance Indicators

Key measures that we use in assessing our business and evaluating our segments include the following:

System-wide sales. System-wide sales represents net sales for all our company-operated stores as well as franchised stores. This measure allows management to better assess the total size and health of each segment, our overall store performance and the strength of our market position relative to competitors. System-wide sales vary from our total revenue because system-wide sales include store-level sales of our franchised locations, which are not reported in our consolidated statements of operations. Our system-wide sales growth is driven by store count growth and same store sales growth.

Store count. Store count reflects the number of company-operated stores and franchised stores open at the end of the reporting period. Management reviews the number of new stores, the number of closed stores, and the number of acquisitions and divestitures of stores to assess net unit growth and drivers of trends in system-wide sales, franchise royalties and fees revenue and company-operated store sales.

Same store sales. Same store sales reflect the change in sales year-over-year for the same store base. We define the same store base to include all company-operated and franchised stores open for comparable weeks during the given fiscal period in both the current and prior year. This measure highlights the performance of existing stores, while excluding the impact of new store openings and closures as well as acquisitions and divestitures.

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, store opening costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, infrequent or unusual charges. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted EBITDA to net income refer to “Summary Historical Consolidated Financial and Other Data” and for a further discussion of how we utilize this non-GAAP measure refer to “Use of Non-GAAP Financial Information”.

The following table sets forth our key performance indicators by segment for 2019 and 2018 (in thousands, for system-wide sales and Adjusted EBITDA):

	2019	2018
System-wide Sales
Paint, Collision & Glass	$1,667,586	$1,476,042
Maintenance	924,067	819,142
Platform Services	293,908	281,082

Total	$2,885,561	$2,576,267
Store Count
Paint, Collision & Glass	1,545	1,186
Maintenance	1,362	1,205
Platform Services	199	197

Total	3,106	2,588
Same Store Sales
Paint, Collision & Glass	3.4%	5.1%
Maintenance	7.0%	6.0%
Platform Services	7.3%	4.2%

Total	5.0%	5.3%
Adjusted EBITDA	$124,966	$96,058

Results of Operations for 2019 Compared to 2018

To facilitate review of our results of operations, the following tables set forth our financial results for the periods indicated. All information is derived from the consolidated statements of operations:

Revenue

	2019	2018	Change 2019 vs 2018
Revenue:
Franchise royalties and fees	$114,872	$108,040	$6,832	6%
Company-operated store sales	335,137	233,932	101,205	43%
Advertising contributions	66,270	72,792	(6,522)	(9%)
Supply and other revenue	83,994	77,951	6,043	8%

Total revenue	$600,273	$492,715	$107,558	22%

Total revenue increased 22% in 2019 as compared to 2018 driven by both organic and acquisition growth. Driven Brands grew organically through franchised and company-operated store openings and same store sales growth and through the completion of 12 acquisitions in 2019, which accounted for 17% of such year-over-year growth in total revenue.

Franchise royalties and fees revenue increased 6% in 2019 as compared to 2018. The year-over-year increase is primarily attributable to an increase in same store sales across all segments and an increase in franchised units, predominantly in the Paint, Collision & Glass segment. In addition, the impact of acquisitions on franchise royalties and fees revenue accounted for 2% of such year-over-year growth.

Company-operated store sales increased 43% in 2019 as compared to 2018. The impact of acquisitions on company-operated store sales accounted for 31% of such year-over-year growth. Increase in same store sales and new company-operated store growth, primarily within the Maintenance segment, drove the remaining increase.

Advertising contributions decreased 9% in 2019 as compared to 2018, driven by a change in the mix of franchisee contribution commitments year-over-year.

Supply and other revenue increased 8% in 2019 as compared to 2018. The impact of acquisitions on supply and other revenue accounted for 7% of such year-over-year growth.

Operating Expenses

	2019	2018	Change 2019 vs 2018
Operating expenses:
Company-operated store expenses	$218,988	$159,244	$59,744	38%
Advertising expenses	69,779	74,996	(5,217)	(7%)
Supply and other expenses	57,700	52,653	5,047	10%
Selling, general, and administrative expenses	142,249	125,763	16,486	13%
Acquisition costs	11,595	—	11,595	100%
Store opening costs	5,721	2,045	3,677	180%
Depreciation and amortization	24,220	19,846	4,374	22%

Total operating expenses	$530,252	$434,547	$95,705	22%

Company-Operated Store Expenses

Company-operated store expenses increased 38% in 2019 as compared to 2018. The impact of acquisitions on company-operated store expenses accounted for 32% of such increase year-over-year, while the remaining increase was driven by organic growth of company-operated stores from same store sales growth and net unit growth of company-operated stores mainly in the Maintenance segment.

Advertising Expenses

Advertising expenses decreased 7% in 2019 as compared to 2018, primarily driven by a reduction in the contributions to the advertising funds. Further, in 2019 the payout of advertising funds was larger than contributions to the advertising funds.

Supply and Other Expenses

Supply and other expenses increased 10% in 2019 as compared to 2018. The impact of acquisitions on supply and other expenses accounted for 9% of such increase.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 13% in 2019 as compared to 2018. The impact of acquisitions on selling, general and administrative expenses accounted for 12% of such increase year-over-year.

Acquisition Costs

We incurred acquisition costs in 2019 related to the 12 acquisitions we completed. We did not incur any acquisition costs in 2018.

Store Opening Costs

Store opening costs increased 180% in 2019 as compared to 2018 primarily driven by an increase in rebranding expenses related to brand conversion activity within the Maintenance segment. We converted 140 acquired stores to the Take 5 brand in 2019, which represented a year-over-year increase of 97 units or 225%. The Company typically incurs store opening costs when opening new company-operated stores and when converting acquired stores to one of its brands.

Depreciation and Amortization

Depreciation and amortization expense increased 22% in 2019 as compared to 2018 primarily as a result of our store growth, both through an increase in company-operated stores as well as through acquisitions in the Maintenance and Paint, Collision & Glass segments. The impact of acquisitions on depreciation and amortization accounted for 9% of such increase year-over-year.

Interest Expense, Net

			Change 2019 vs 2018
	2019	2018
Interest expense, net	$56,846	$41,758	$15,088	36%

Interest expense, net increased 36% in 2019 as compared to 2018 as a result of incremental Senior Notes issued during 2019.

Loss on Debt Extinguishment

			Change 2019 vs 2018
	2019	2018
Loss on debt extinguishment	$595	$6,543	$(5,948)	(91%)

Loss on debt extinguishment decreased by 91% in 2019 as compared to 2018, due to repayment of a prior debt facility, which was terminated in 2018 as part of the issuance of the 2018-1 Senior Notes (defined below). In 2018, approximately $5 million of debt issuance costs were written off to loss on debt extinguishment and approximately $2 million in breakage and legal fees were paid as part of terminating the prior debt facility. See Note 6 to our audited consolidated financial statements included elsewhere within this prospectus for additional information regarding our long-term debt activity.

Income Tax Expense

			Change 2019 vs 2018
	2019	2018
Income tax expense (benefit)	$4,830	$2,805	$2,025	72%

Income tax expense increased 72% in 2019 as compared to 2018. The effective income tax rate for 2019 was 38.4% compared to 28.4% for 2018. The effective tax rate increased in 2019 compared to 2018 primarily as a result of the effect of a non-deductible advertising fund loss, non-deductible transaction costs, and adjustments to current and deferred tax balances.

Segment Results of Operations for 2019 Compared to 2018

Paint, Collision & Glass

(in thousands)	2019	2018	Change 2019 vs 2018
Franchise royalties and fees	$57,520	$54,668	$2,852	5%
Company-operated store sales	13,259	2,245	11,014	491%
Supply and other revenue	62,060	62,798	(738)	(1)%

Total revenue	132,839	$119,711	$13,128	11%

Adjusted EBITDA	$60,444	$55,246	$5,198	9%

Paint, Collision & Glass revenue increased 11% in 2019 as compared to 2018 driven by same store sales growth of 3.4% and an increase of 359 stores (323 franchised stores and 36 company-operated stores) from a combination of organic growth and acquisitions. During 2019, we expanded into the glass services market through our acquisition of Uniban and further expanded our collision services footprint through our acquisition of ABRA. The impact of acquisitions on the Paint, Collision & Glass segment accounted for 13% of such increase in revenue year-over-year, partially offset by a decrease in supply sales year-over-year.

Paint, Collision & Glass Adjusted EBITDA increased 9% in 2019 as compared to 2018, primarily driven by same store sales growth, increased store counts, and the acquisitions of Uniban and ABRA, partially offset by an increase in company-operated store expenses.

Maintenance

(in thousands)	2019	2018	Change 2019 vs 2018
Franchise royalties and fees	$31,548	$30,645	$903	3%
Company-operated store sales	311,201	220,344	90,857	41%
Supply and other revenue	13,433	11,675	1,758	15%

Total revenue	$356,182	$262,664	93,518	36%

Adjusted EBITDA	$81,732	$61,440	$20,292	33%

Maintenance revenue increased 36% in 2019 as compared to 2018 driven by same store sales growth of 7.0% and an increase in store count of 157 (2 franchised stores and 155 company-operated stores) from a combination of organic growth and acquisitions. During 2019, we completed eight tuck-in acquisitions to expand our maintenance footprint. The impact of acquisitions on the Maintenance segment accounted for 21% of such increase in revenue year-over-year.

Maintenance Adjusted EBITDA increased 33% in 2019 as compared to 2018 driven by same store sales growth, increased store count, and acquisitions, partially offset by an associated increase in company-operated store expenses.

Platform Services

(in thousands)	2019	2018	Change 2019 vs 2018
Franchise royalties and fees	$25,804	$22,727	$3,077	14%
Company-operated store sales	27,002	22,289	4,713	21%
Supply and other revenue	8,501	3,478	5,023	144%

Total revenue	$61,307	$48,494	12,813	26%

Adjusted EBITDA	$26,413	$20,220	$6,193	31%

Platform Services revenue increased 26% in 2019 as compared to 2018 primarily driven by same store sales growth at 1-800-Radiator and our acquisitions of ATI and PH Vitres D’Autos. The acquisitions of ATI and PH Vitres D’Autos further enhance our ability to provide benefits to our brands through training and distribution services. The impact of acquisitions on the Platform Services segment accounted for 24% of such increase in revenue year-over-year.

Platform Services Adjusted EBITDA increased 31% in 2019 as compared to 2018 driven by continued organic growth and the completion of the ATI and PH Vitres D’Autos acquisitions, partially offset by an increase in supply and other expenses.

Financial Condition, Liquidity and Capital Resources

Sources of Liquidity and Capital Resources

Cash flow from operations, supplemented with our long-term borrowings, have been sufficient to fund our operations while allowing us to make strategic investments to grow our business. We believe that our current sources of liquidity and capital resources, along with the proceeds of this offering, will be adequate to fund our operations, acquisitions, company-operated store development, other general corporate needs and the additional expenses we expect to incur as a public company for at least the next twelve months. We expect to continue to have access to the capital markets at acceptable terms, however this could be adversely affected by many factors, including a downgrade of our credit rating or a deterioration of certain financial ratios.

Driven Brands Funding, LLC (the “Master Issuer”), a wholly owned subsidiary of the Company, is subject to certain quantitative covenants related to debt service coverage and leverage ratios. As of December 28, 2019, the Master Issuer was in compliance with all covenants under its agreements.

The following table illustrates the main components of our cash flows:

(in thousands)	2019	2018
Net cash provided by operating activities	$41,372	$38,753
Net cash used in investing activities	(482,423)	(17,799)
Net cash provided by (used in) financing activities	446,530	(9,493)
Effect of exchange rate changes on cash	$(120)	$192

Net change in cash, cash equivalents and restricted cash included in advertising fund assets	$5,359	$11,653

Operating Activities

Net cash provided by operating activities was $41 million for 2019 compared to $39 million for 2018, primarily resulting from higher operating profit and the positive impact year-over-year of movements in advertising fund activity, partially offset by higher interest expense from incremental debt issuances and higher inventory in the Maintenance segment.

Investing Activities

Net cash used in investing activities was $482 million for 2019 compared to $18 million for 2018, primarily resulting from the Company’s increased acquisition activity in 2019. The impact of acquisitions on net cash used in investing activities contributed $454 million to such change year-over-year.

Additionally, in 2019, we invested $28 million in capital expenditures, compared to $22 million in 2018. Capital expenditures in 2019 primarily related to building new company-operated stores, remodeling existing or acquired company-operated stores, maintaining our existing store base, and executing on technology initiatives. Maintenance capital expenditures comprised $2 million of the $28 million in total capital expenditures in 2019 and $2 million of the $22 million in total capital expenditures in 2018.

Financing Activities

Net cash provided by financing activities was $447 million for 2019 compared to net cash used in financing activities of $9 million for 2018, primarily resulting from the Company’s issuance of long-term debt during 2019.

Long-term Debt

Our long-term debt obligations consist of the following:

	2019	2018
Series 2015-1 Senior Notes, Class A-2	$392,575	$396,675
Series 2016-1 Senior Notes, Class A-2	43,425	43,875
Series 2018-1 Senior Notes, Class A-2	270,188	272,938
Series 2019-1 Senior Notes, Class A-2	297,000	—
Series 2019-2 Senior Notes, Class A-2	274,312	—
Series 2019-3 Variable Funding Senior Notes, Class A-1	59,499	—

	1,336,999	713,488
Less: debt issuance cost	(22,036)	(12,257)
Less: current portion of long-term debt	(13,050)	(7,300)

Total debt, net	$1,301,913	$693,931

Amounts under our Series 2015-1 5.216% Fixed Rate Senior Secured Notes, Class A-2 (“2015-1 Senior Notes”); Series 2016-1 6.125% Fixed Rate Senior Secured Notes, Class A-2 (“2016-1 Senior Notes”); Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2 (“2018-1 Senior Notes”); Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2 (“2019-1 Senior Notes”); Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2 (“2019-2 Senior Notes”); and Series 2019-3 Variable Funding Senior Notes, Class A-1 (“2019-3 VFN”) are each defined further below. For further information about our long-term debt obligations, see Note 6 to our audited consolidated financial statements included elsewhere within this prospectus.

2015-1 Senior Notes

On July 31, 2015, the Master Issuer issued $410 million 2015-1 Senior Notes. The 2015-1 Senior Notes have a final legal maturity date of July 20, 2045; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2015-1 Senior Notes are secured by substantially all assets of the Master Issuer and guaranteed by Driven Funding Holdco, LLC and various subsidiaries of the Master Issuer (collectively, the “Securitization Entities”). The Company capitalized $9 million of debt issuance costs related to the 2015-1 Senior Notes.

2016-1 Senior Notes

On May 20, 2016, the Master Issuer issued $45 million 2016-1 Senior Notes. The 2016-1 Senior Notes have a final legal maturity date of July 20, 2046; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2016-1 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $2 million of debt issuance costs related to the 2016-1 Senior Notes.

2018-1 Senior Notes

On April 24, 2018, the Master Issuer issued $275 million 2018-1 Senior Notes. The 2018-1 Senior Notes have a final legal maturity date of April 20, 2048; however, they have an anticipated repayment date of April 20, 2025, with accrued interest paid quarterly. The 2018-1 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $7 million of debt issuance costs related to the 2018-1 Senior Notes.

2019-1 Senior Notes

On March 19, 2019, the Master Issuer issued $300 million 2019-1 Senior Notes. $90 million of the proceeds of the issuance of the 2019-1 Senior Notes on the issuance day were used to fund a deposit into the 2019-1 Pre-Funding Account. The 2019-1 Pre-Funding Account could be drawn based on growth of the Company and to fund eligible acquisitions if certain covenant criteria were met. As of December 28, 2019, all proceeds from the 2019-1 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-1 Senior Notes have a final legal maturity date of April 20, 2049; however, they have an anticipated repayment date of April 20, 2026, with accrued interest paid quarterly. The 2019-1 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $6 million of debt issuance costs related to the 2019-1 Senior Notes.

2019-2 Senior Notes

On September 17, 2019, the Master Issuer issued $275 million 2019-2 Senior Notes. $75 million of the proceeds of the issuance of the 2019-2 Senior Notes on the issuance day were used to fund a deposit into the 2019-2 Pre-Funding Account. The 2019-2 Pre-Funding Account could be drawn based on the growth of the Company and to fund eligible acquisitions if certain criteria were met. As of December 28, 2019, all proceeds from the 2019-2 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-2 Senior Notes have a final legal maturity date of October 20, 2049; however, they have an anticipated repayment date of October 20, 2026, with accrued interest paid quarterly. The 2019-2 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $6 million of debt issuance costs related to the 2019-2 Senior Notes.

2019-3 Variable Funding Note

On December 11, 2019, the Master Issuer issued 2019-3 VFN pursuant to a revolving commitment in an amount up to $115 million. The 2019-3 VFN has a final legal maturity date of January 20, 2050. The commitment under the 2019-3 VFN expires on July 20, 2022 and is subject to three one-year extensions at the election of the manager of the Master Issuer, Driven Brands, Inc. The 2019-3 VFN is secured by substantially all assets of the Master Issuer and is guaranteed by the Securitization Entities. The Master Issuer may elect for interest under the 2019-3 VFN to equal either the Base Rate plus an applicable margin or the London Interbank Offering Rate (LIBOR) plus an applicable margin . The Company opted for the interest rate to be based initially on the LIBOR rate. As of December 28, 2019 the rate on the 2019-3 VFN was 3.968%, including the applicable margin. The Master Issuer has obtained an Interest Reserve Letter of Credit under the 2019-3 VFN in favor of Citibank, the indenture trustee, in the amount of $16 million to reserve against any shortfalls in interest on the Master Issuer’s long-term debt or commitment fees payable for the benefit of long-term debt holders. The Company capitalized $1 million of debt issuance costs related to the 2019-3 VFN. Total available and unused borrowings were $40 million as of December 28, 2019.

Income Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize certain tax benefits which are related to periods prior to the initial public offering, which we therefore attribute to our existing stockholders. We expect that these tax benefits (i.e., the Pre-IPO and IPO-Related Tax Benefits) will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future. We will enter into an income tax receivable agreement and thereby distribute to our existing stockholders the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the utilization of the Pre-IPO and IPO-Related Tax Benefits. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the utilization of the Pre-IPO and IPO-Related Tax Benefits. The term of the income tax receivable agreement will commence upon consummation of this offering and will continue until the Pre-IPO and IPO-Related Tax Benefits have been utilized, accelerated or expired.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The securitized debt facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest at a rate of LIBOR plus 1.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement for any other reason, such payments will generally accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

Contractual Obligations and Commercial Commitments

A summary of our commitments and contingencies is as follows:

(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations, including interest[1]	$1,599,191	$78,163	$570,218	$101,177	$849,633
Operating Leases[2]	435,412	43,480	81,004	74,161	236,767
Sublease Rentals[3]	32,738	8,140	11,695	6,130	6,773

Total	$2,067,341	$129,783	$662,917	$181,468	$1,093,173

(1)

Represents expected Senior Notes debt principal repayments for the next five fiscal years and thereafter assuming repayment at maturity. Includes interest expense and servicing fees, commitment fees, and administrative fees related to long-term debt obligations. Assumes a weighted-average borrowing rate of 4.712%.

(2)	The Company and its subsidiaries have non-cancelable operating lease agreements for the rental of office space, company-operated shops, and office equipment.
(3)	The Company’s subsidiaries enter into certain lease agreements with owners of real property in order to sublet the leased premises to its franchisees.

The payments that we may be required to make under the income tax receivable agreement to our existing stockholders may be significant and are not reflected in the contractual obligations table set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, or liquidity and capital resources.

Critical Accounting Policies and Estimates

The preparation of the financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, our management evaluates its estimates, including those related to allowance for doubtful accounts, income taxes, insurance reserves, valuation of intangible assets including goodwill, revenue recognition, and equity-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Changes in our accounting policies and estimates could materially impact our results of operations and financial condition for any particular period. We believe that our most critical accounting policies and estimates are:

Allowance for Doubtful Accounts

We closely monitor our accounts and notes receivables balances, and we make ongoing estimates relating to the collectability of our receivables and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. These estimates are based on, among other factors, historical collection experience and review of our receivables aging by category of revenue and/or customer type. Additionally, we may also provide allowances for uncollectible receivables based on judgments made about the creditworthiness of significant customers derived from ongoing credit evaluations.

While write-offs of bad debts have historically been within our expectations and the provisions established, management cannot guarantee that future write-offs will not exceed historical rates. Specifically, if the financial condition of our franchisees were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes

We estimate certain components of our provision for income taxes. Our estimates and judgments include, among other items, the calculations used to determine the deferred tax asset and liability balances, effective tax rates for state and local income taxes, uncertain tax positions, amounts deductible for tax purposes, and related reserves. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available. Further, our assessment of uncertain tax positions requires judgments relating to the amounts, timing and likelihood of resolution.

We account for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities of subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

In assessing the realizability of deferred tax assets, we consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We follow the applicable authoritative guidance with respect to the accounting for uncertainty in income taxes recognized in our consolidated financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. We record any interest and penalties associated as additional income tax expense in the consolidated statements of operations.

Insurance Reserves

We are partially self-insured for employee medical coverage. We record a liability for the ultimate settlement of claims incurred as of the balance sheet date based upon estimates provided by the third-party that administers the claims on our behalf. We also review historical payment trends and knowledge of specific claims in determining the reasonableness of the reserve. Adjustments to the reserve are made when the facts and circumstances of the underlying claims change. If the actual settlements of the medical claims are greater than the estimated amount, additional expense will be recognized.

Valuation of Intangible Assets Including Goodwill

Intangible assets represent trademarks, franchise agreements, license agreements, membership agreements, customer relationships, developed technology, favorable lease assets, and unfavorable lease liabilities. Intangible assets with an indefinite useful life are not amortized. Amortizable intangible assets are tested for impairment if events occur that suggest the assets might be impaired. We believe no impairment existed in 2019 and 2018.

We test goodwill and indefinite lived intangible assets for impairment annually as of the first day of our fiscal fourth quarter. Furthermore, goodwill and indefinite lived intangible assets are required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more-likely-than-not an impairment loss has occurred. We compare the fair value of the Company to its carrying value. If the fair value of the Company is less than the carrying value, a goodwill impairment loss is recorded as the amount by which the carrying amount exceeds fair value, not to exceed the total amount of goodwill. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, we may record impairment charges in the future. Based on our most recent analysis, we believe no impairment existed in 2019 and 2018.

Revenue Recognition

Franchise royalties and fees: Franchisees are required to pay an upfront license fee prior to the opening of a location. The initial license payment received is recognized ratably over the life of the franchise agreement. Franchisees will also pay continuing franchise royalty fees, at least monthly, based on a percentage of the store level retail sales or a flat amount, depending on the brand. The franchise royalty income is recognized as the underlying sales occur. In addition to the initial fees and franchise royalties, the Company also recognizes revenue associated with development fees charged to franchisees. Development fees relate to the right of a franchisee to open additional locations in an agreed upon territory.

Company-operated store sales: Company-operated store sales is recognized, net of sales discounts, upon delivery of services and the service-related product.

Advertising: Franchised and company-operated stores are generally required to contribute advertising dollars according to the terms of their respective contract (typically based on a percentage of sales) that are used for, among other activities, advertising the brand on a national and local basis, as determined by the brand’s franchisor. This advertising fee revenue is recognized as the underlying sales occur. Revenues and expenses related to these advertising collections and expenditures are reported on a gross basis in our consolidated statements of operations.

Supply and other: Supply and other revenue includes revenue related to product sales, vendor incentive revenue, insurance licensing fees, store leases, software maintenance fees and automotive training services revenue. Supply and other revenue is recognized once title of goods is transferred to franchisees, as the sales of the related products occur, or ratably. Insurance licensing fee revenue is generated when the Company is acting as an agent on behalf of its franchisees and is recognized once title of goods is transferred to franchisees. The insurance license revenue is presented net of any related expense with any residual revenue reflecting the management fee the Company charges for the program. Vendor incentive revenue is recognized as sales of the related product occur. Store lease revenue is recognized ratably over the underlying property lease term. Software maintenance fee revenue is recognized monthly in connection with providing and servicing software. Automotive training services provided to third party shop owner/operators in accordance with agreed upon contract terms. These contracts may be for one-time shop visits or agreements to receive access to education and training programs for three to four years. For one-time shop visits, revenue is recognized at the time the service is rendered. For the three and four year education and training contracts, revenue is recognized ratably over the contract term.

Assets Recognized from the Costs to Obtain a Contract with a Customer: We applied a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. We record contract assets for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the consolidated statements of operations ratably over the life of the associated franchise agreement.

Contract Balances: We generally record a contract liability when cash is provided for a contract with a customer before we have performed our obligations of the contract. This includes cash payments for initial franchise fees as well as upfront payments on store owner consulting and education contracts. Franchise fees and shop owner consulting contract payments are recognized over the life of the agreement, which range from five to twenty and three to four year terms, respectively.

Equity-based Compensation

On April 17, 2015, Driven Investor LLC (“Parent”) entered into a limited liability company agreement (the “Equity Plan”). The Equity Plan, among other things, established the ownership of certain membership units in the Parent and defined the distribution rights and allocations of profits and losses associated with those membership units. We recognize expense related to the fair value of equity-based compensation over the service period (generally the vesting period) in the consolidated financial statements based on the estimated fair value of the award on the grant date.

The grant date fair value of all incentive units is estimated using the Black-Scholes option pricing model. The pricing model requires assumptions, which include the expected life of the profits interests, the risk-free interest rate, the expected dividend yield and expected volatility of our units over the expected life, which significantly impacts the assumed fair value. We account for forfeitures as they occur.

The expected term of the incentive units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company, as the Company does not have sufficient historical transactions of its own units on which to base expected volatility.

We engage third-party valuation experts to assist in the valuation of our incentive units. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying our valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Application of New Accounting Standards

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of recently issued accounting standards.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks which exist as part of our ongoing business operations. In addition to inflationary pressures, we are exposed to changes in interest rates, price volatility for certain commodities, and changes in currency exchange rates. We do not currently enter into derivative financial instruments to manage our market risk. As a policy, we do not engage in speculative transactions, nor do we hold or issue financial instruments for trading purposes.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our investing activities used to fund business operations. Primary exposures include movements in LIBOR. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. We have attempted to minimize this risk by issuing primarily fixed rate debt instruments. As such, our debt obligations totaled approximately $1,337 million as of December 28, 2019 with a weighted average borrowing rate of 4.712%, of which $59 million (the outstanding balance on the 2019-3 VFN) or approximately 4.4%, was subject to variable interest rates.

The Financial Conduct Authority in the United Kingdom intends to phase out LIBOR by the end of 2021. Our 2019-3 VFN is our only debt obligation with an interest rate benchmarked to LIBOR. We have negotiated terms in consideration of this discontinuation and do not expect that the discontinuation of the LIBOR rate, including any legal or regulatory changes made in response to its future phase out, will have a material impact on our liquidity or results of operations. Refer to “Risk Factors” section within this Registration Statement for a discussion of risks related to the expected discontinuation of LIBOR.

Commodity Risk

We purchase certain products in the normal course of business, including motor oil, paint, and consumables, the costs of which are affected by global commodity prices.

Generally, our contracts with suppliers are not fixed, meaning we could be exposed to supplier-imposed price increases. However, we attempt to mitigate this risk through contract renegotiations or by passing along price increases to our end customers.

Foreign Exchange Risk

We are exposed to market risk due to changes in currency exchange rate fluctuations for revenues generated by our operations outside of the United States, which can adversely impact our net income and cash flows. Our only foreign currency exposure is the Canadian dollar. However, we believe this risk is insignificant due to the portion of net income contributed by Canadian operations as compared to our U.S. operations.

Impact of Inflation

Inflation did not have a significant overall effect on our annual results of operations during 2019 or 2018. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

BUSINESS

Driven Brands’ Overview

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of more than 3,100 locations across 49 U.S. states and all 10 Canadian provinces. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change and maintenance. Driven Brands provides high-quality services to a wide range of customers, who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Approximately 84% of our locations are franchised and generated 88% of our system-wide sales in 2019, and our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation, with Free Cash Flow Conversion exceeding 98% in 2019, and predictable, capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of compelling service offerings has delivered twelve consecutive years of positive same store sales growth including throughout the Great Recession, and from 2015 to 2019 we grew our revenue and Adjusted EBITDA at a CAGR of 37% and 24%, respectively.

We have a portfolio of highly recognized brands, including ABRA, CARSTAR, Maaco, Meineke, and Take 5 that compete in the large, growing, recession-resistant and highly-fragmented automotive care industry. Our industry is estimated to be a $306 billion market in the U.S. underpinned by a large, growing car parc of more than 275 million vehicles, and the industry is expected to continue growing given (i) increases in annual miles traveled; (ii) consumers more frequently outsourcing automotive services due to vehicle complexity; (iii) increases in average repair costs and (iv) average age of the car on the road getting older. In 2019, our network serviced 9 million vehicles and generated $2.9 billion in system-wide sales. We serve a diverse mix of customers, with 40% of our 2019 system-wide sales coming from retail customers and 60% coming from commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 1,800 individual franchisees. Our scale, nationwide breadth, and best-in-class shared services provide significant competitive platform advantages, and we believe that we are well positioned to increase our market share through continued organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our franchisees and our company-operated locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a robust data analytics engine of more than 16 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have a franchise new unit pipeline of more than 400 committed locations as of December 28, 2019. Our organic growth is complemented by a consistent and repeatable M&A strategy, having completed 37 acquisitions since 2015. Within our existing service categories alone, we believe we have enormous whitespace, with over 10,000 potential locations across North America. We are only in first gear.

Recent Growth and Performance

We believe our historical success in driving revenue and profit growth is underpinned by our highly-recognized brands, dedicated marketing funds, exceptional in-store execution, franchisee support, and ability to provide a wide range of high-quality services for our retail and commercial customers. Following the acquisition by our Principal Stockholder, an affiliate of Roark, in early 2015, we made significant investments in our shared services and data analytics capabilities, which has enabled us to accelerate our growth, as evidenced by the following achievements from 2015 through 2019:

•	Increased our total store count from 2,306 to 3,106, at a CAGR of 8%

•	Increased system-wide sales from $1.4 billion to $2.9 billion, at a CAGR of 19%

•	Grew same store sales at an average annual rate of %

•	Increased revenue from $168 million to $600 million, at a CAGR of 37%

•	Increased Net Income from $2.7 million* to $7.8 million

•	Increased Adjusted EBITDA from $53 million to $125 million, at a CAGR of 24%

Store Count	System-Wide Sales ($Bn)	Revenue ($MM)	Adjusted EBITDA ($MM)

(1)

2019 revenue includes $66 million of advertising contributions in accordance with our adoption in 2018 of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and therefore the 2015 and 2019 revenue, and resulting CAGR, figures are not comparable. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Our financial performance and business model are highly resilient across economic cycles, as demonstrated by 12 consecutive years of consistent positive same store sales growth, including growth through the Great Recession. In addition, our highly-franchised business model generates consistent, recurring revenue and significant and predictable free cash flow, and we are insulated from the operating cost variability of our franchised locations as the operating costs of franchised locations are borne by the franchisees themselves.

Our Opportunity: The Large, Growing, Recession-Resistant Highly Fragmented Auto Services Industry

The highly-fragmented U.S. automotive care industry is estimated to be a $306 billion market that provides critical needs-based services and replacement components, accessories, and equipment to vehicle owners after initial sale. The core of the industry is a large and growing car parc of over 275 million vehicles in operation (“VIO”), with an average vehicle age of 12 years. Our VIO sweet spot is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the car parc. This expanding pool of older vehicles consistently requires a variety of on-going services to remain operable. As a result, the industry has experienced stable and predictable growth driven by non-discretionary and non-cyclical demand from end customers who need their vehicles every day.

Multiple secular tailwinds are driving predictable industry growth. The addressable market of vehicles in operation is growing steadily along with annual miles traveled and the average vehicle age, all of which increase the needs for vehicle maintenance and repair. Increasing vehicle complexity is driving higher cost of repairs and

*	Net Income for fiscal 2015 represents pro forma net income calculated to reflect the acquisition of the Company by the Principal Stockholder as of the beginning of the fiscal year.

more consumer reliance on “do-it-for-me” (“DIFM”) service providers with specialized knowledge, tools and equipment. These trends continue to drive an increased need for professional DIFM services, premiumization of certain products such as higher-cost motor oils to sustain performance, and increasing average repair order. Since 2003, the DIFM market channel has consistently captured 75% to 80% of the market relative to “do-it-yourself” (“DIY”). In the past five years (2013-2018), DIFM sales (excluding tires) has grown at a 4.5% CAGR versus 3.1% for DIY.

All of these secular tailwinds play to Driven Brands’ advantage as the largest automotive services platform in North America. We believe that as a large, scaled chain, Driven Brands will continue to gain market share from independent operators due to our ability to invest in the required technology, infrastructure, and equipment to service more complex cars, as well as preferences from insurance carriers and fleet operators to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services.

The automotive services industry is highly fragmented, comprised primarily of regional and locally owned and operated independent shops, and offers a significant consolidation opportunity across our segments.

U.S. Addressable Market for Driven Brands Two Largest Segments

Paint, Collision & Glass(1)(2)	Maintenance(1)(2)

Highly fragmented industry with top 5 companies representing ~15% of market share(1)(2)	Highly fragmented industry with top 10 companies representing ~15% of market share(1)(2)

(1)	Percentage of market share is calculated based on aggregate store count.
(2)

Based on management estimates using internal knowledge in addition to information derived from publicly available third-party filings, the National Oil and Lube News and the Auto Care Factbook 2020, Auto Care Association.

Automotive Service Industry Tailwinds

Large and Growing Pool of Older Vehicles: Our addressable market of U.S. VIO is significant at over 275 million vehicles and is expected to grow to more than 300 million by 2024. As VIO has steadily increased, the average vehicle age has also climbed driven by improved vehicle quality and consumer willingness to invest in vehicle repair and maintenance. Our VIO sweet spot is the population of vehicles 6 years or older that are outside of the manufacturers’ warranty period and represent the majority of the car parc. Strong growth in new vehicle sales since 2013 provide visibility to future growth of vehicles that are six years or older. These trends contribute to a rise in the use of vehicle maintenance and repair services as vehicles generally require more frequent repairs with age, which supports increased volumes through our retail platform.

Increasing Miles Driven: Miles driven is a key indicator of broader car parc usage and general vehicle maintenance needs, with over 3 trillion miles driven by U.S. consumers in 2018. Each vehicle manufacturer publishes a recommended maintenance schedule based on specific vehicle characteristics, and most schedules are a function of miles driven. Higher vehicle utilization not only increases the frequency of maintenance, but also increases longer term wear and tear which ultimately results in a higher repair occurrence and helps drive volume through our service locations.

Increasing Vehicle Complexity and Average Repair Order: Vehicle design has become increasingly complex in recent years as automotive manufacturers seek to use technology, including safety features and engine advancements, as a point of differentiation. One such technology is Advanced Driver Assistance Systems (“ADAS”) that uses multiple sensing modalities and electronics to automate safety features. The increased prevalence of ADAS is driven by automakers’ and consumers’ demand for increased road safety. The high levels of complexity associated with ADAS requires professional DIFM repair and maintenance services, and typically requires calibration procedures to ensure performance. Calibration of ADAS sensors requires specialized knowledge and equipment that large, well-capitalized chains are best equipped to provide. The proliferation of vehicle technology has increased the average repairable vehicle appraisal amount to approximately $3,000 in 2018 from approximately $2,400 in 2009, a 25% increase over the period. Additionally, vehicle manufacturers are utilizing advanced engine technology in new vehicles. These modern engines increasingly require higher-cost synthetic motor oils to sustain performance, driving industry-wide premiumization for oil change services. Increasing vehicle complexity combined with the premiumization of products utilized is driving a trend towards increased customer spend per visit and rising vehicle repair costs.

Non-Discretionary, Needs-Based Nature of Services: Automobile services are non-discretionary and less correlated to economic cycles than broader consumer spending, as demonstrated by the industry’s consistent historical growth. Unlike consumer purchases that can be deferred, vehicle repair and regular maintenance services are critical for safe vehicle operation. For the majority of U.S. consumers, a vehicle is the primary mode of transportation and vehicle downtime can have a costly impact. This is particularly relevant for fleet vehicles that heavily rely on high utilization to generate economic returns, and any downtime increases a fleets’ total cost of ownership. Our platform provides essential repair and maintenance services to retail and commercial customers that keep vehicles operating safely on the road.

Our Competitive Strengths and Strategic Differentiation

We believe the following strengths differentiate us from our competitors and enable us to profitably grow our leading market position and drive our continued success.

We Provide an Extensive Suite of Services Retail and Commercial Customers Consistently Need

We believe Driven Brands is the only automotive services platform of scale providing an extensive suite of services to its customers. Our diversified platform is uniquely capable of offering a compelling service proposition to our customers by providing a wide breadth of services for all vehicle types and across multiple service categories including paint, collision, glass, repair, oil change and maintenance. Most automotive services are non-discretionary and are essential to the customer in any economic environment. We serviced 9 million vehicles in 2019, with 40% of our system-wide sales coming from retail customers and 60% from commercial customers including large fleet operators and insurance carriers. For our commercial customers, we offer a compelling value proposition by providing a “one-stop-shop” for their many automotive service needs through our nationwide footprint of more than 3,100 locations offering an extensive range of complementary and needs-based services.

2019 System-wide Sales by Customer	2019 System-wide Sales by Segment

Platform of Highly Recognized and Long-Standing Brands

We are the largest diversified automotive services platform in North America, and our brands have been providing quality services to retail and commercial customers for over 300 years combined. We believe that the longevity and awareness of our brands, tenure of our franchisees, and the quality and value of our offerings resonate deeply with our customers. Maaco and Meineke have been operating since 1972 and are two of the most recognizable brands in the industry. In addition, Take 5 and ABRA have been operating since 1984, and CARSTAR has been in operation since 1989. CARSTAR and ABRA are also highly regarded by our insurance carrier customers featuring Net Promoter Scores of 85 and 87, respectively. Our brands are supported by over two hundred highly qualified Driven Brands field operations team members that provide training and operational expertise to our franchisees and company-operated locations to help them deliver best-in-class customer service and drive strong financial performance. Additionally, our brands are supplemented by our continuous brand investment, with more than $1 billion having been spent on marketing over our 45 year history. Our deep and ongoing investment in training, operations and marketing has enabled our brands to stay highly relevant in the evolving marketplace and has helped position our locations as the “go to” destination for our retail and commercial customers’ automotive service needs.

Powerful Shared Services and Robust Data Analytics Engine

We have proactively built and invested in our shared services and data analytics capabilities, which are an integral component of Driven Brands and provide us with a significant competitive advantage and deep defensive moat against our peers. Our platform of centralized marketing support, consumer insights, procurement, training, new store development, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, and customers. We have used our strength and scale to create procurement programs that provide franchisees with lower pricing on supplies than they could otherwise achieve on their own. Our shared services are enhanced by our robust data analytics engine, which is powered by internally collected data from consumers, their vehicles and services that are provided to us at each transaction and further enriched by our third-party data. This powerful data gathering capability has allowed us to aggregate a growing data repository with over 16 billion unique data elements, which we use throughout our platform for improving our marketing and customer prospecting capabilities, measuring location performance, enhancing store-level operations, and optimizing our real estate site selection. As we grow organically and through acquisition, we believe the power of our shared services and data analytics will grow and will continue to be a key differentiator for our business through strengthening economies of scale, enhanced and accelerated data collection, and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Best of Both Worlds: Largely Franchised Business Model with Attractive Company-operated Unit Economics

We believe our operating model incorporates the best financial attributes of both franchised and company-operated businesses. Driven Brands benefits from asset-light, recurring cash flow streams generated by our 84% franchised unit composition as well as the high-growth and high-margin characteristics of our company-operated units. Across all of our brands, our locations generate attractive and consistent cash-on-cash returns and strong brand loyalty from our customers, which has driven consistent same store sales growth.

Our asset-light franchise business, combined with the geographic and service category diversification of our locations, results in high operating margins and highly stable cash flow generation for Driven Brands that has been consistent throughout economic cycles. Our diverse base of more than 1,800 franchisees has an average tenure with Driven Brands of approximately 15 years, and our franchisees typically work at the locations they operate and are highly engaged with their employees and customers.

Our attractive franchise economics are complemented by our company-operated stores, primarily within the Take 5 brand. The combination of our asset-light, highly-franchised business model with our attractive and high-growth company-operated locations provides Driven Brands with a compelling mix that result in durable operating margins, a highly attractive growth profile and recurring free cash flow generation.

Proven Ability to Drive and Integrate Highly Accretive M&A

M&A is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, diligence, acquire and integrate acquisitions. Since 2015, we have completed and successfully integrated 37 transactions with an average deal size of $24 million. As a part of our M&A strategy, we have grown our existing segments, such as our paint and collision business through the acquisitions of CARSTAR in 2015 and ABRA in 2019, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016, and glass services in 2019. In addition, we have a proven track record of executing tuck-in acquisitions of independently-owned shops that are highly value accretive when integrated into our platform based on our ability to drive performance improvement post-acquisition through upfront cost synergies as well as incremental revenue growth opportunities from Driven’s platform and economies of scale.

Our M&A capabilities are enhanced by information and data provided by our platform. 1-800-Radiator, for instance, is a very powerful identifier of prospective acquisition targets through its broad customer base of approximately 100,000 automotive shops. Once a company has been acquired, we leverage our shared services to enable the acquired business to benefit from our powerful procurement programs, data analytics capabilities, and training services. Every acquisition has been integrated into Driven Brands on plan and has demonstrated improved performance by being a part of our platform rather than operating as an independent company. We also seek to acquire businesses that make the rest of our platform stronger, including capabilities that can be extended to our existing brands, enhance our capture of data or strengthen our commercial customer base. Our track-record of highly-accretive M&A, with acquired companies benefiting from rapid growth and immediate synergies, will continue to be a significant part of the growth story for Driven Brands given the expected consolidation in the highly fragmented automotive services industry.

Deep Bench of Talent Poised to Capitalize on Attractive Growth Opportunity

Driven Brands is led by a best-in-class management team with experience managing many multi-billion dollar franchise and automotive service organizations. Our strategic vision is set by our CEO Jonathan Fitzpatrick, who previously served as the Chief Brand and Operations Officer of Burger King, and since joining Driven Brands in 2012, has led our transformation into an industry leading platform. Our highly experienced management team has previously held senior positions at large franchisors, including Burger King, and other global corporations, including Bank of America, General Electric, Kraft Foods, Lowe’s, Motorola, United Parcel Service, and Valvoline. Our success, growth and platform allow us to continue to attract and retain exceptional talent.

The Strategies that Will Continue Our Track Record of Growth

We expect to drive continued growth and strong financial performance by executing on the following strategies:

Grow Our Brands with New Locations

We have a proven track record of franchise and company-operated unit growth, having grown our store count at a CAGR of 8% since 2015, and we believe our competitive strengths across both our franchised and company-operated locations provide us with a solid financial and operational foundation to continue growing our footprint across North America. Based on an extensive internal analysis, we believe we have enormous whitespace, with over 10,000 potential locations across North America within our existing service categories.

Our franchise growth is driven both by new store openings as well as through conversions of independently-owned shops that do not have the benefits of our scaled platform. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared services capabilities provide highly compelling economic benefits for our franchisees resulting in a strong desire to join and stay within our network. We have a robust and growing pipeline of over 400 committed franchise locations as of December 28, 2019, which provides us with visibility into future franchise unit growth.

Additionally, we continue to expand our company-operated Take 5 footprint, primarily in Texas and Southeast U.S. markets, both through new greenfield openings as well as tuck-in acquisitions and conversions. The success of our company-operated locations is supported by our deep data analytics capabilities that use proprietary algorithms and insights that enable us to identify optimal real estate and make informed site selection decisions. With low start-up costs and strong sales ramp, company-operated locations provide highly attractive returns, and we believe there is ample whitespace in existing and adjacent markets for continued unit growth.

Continue to Drive Same Store Sales Growth

We have demonstrated an ability to drive attractive organic growth with positive same store sales performance for 12 consecutive years. We believe that we are well positioned to continue benefiting from this momentum by executing on the following growth levers:

•

Leverage Data Analytics to Optimize Marketing, Product Offerings and Pricing: Insights from our data analytics engine enhance our marketing and promotional strategy to drive growth in unit-level performance. For instance, our proprietary data algorithms help optimize lead generation and conversion through personalized, targeted, and timely marketing promotions that provide customers with the optimal offer at the right time. In addition, our data provides insights that are enabling us to identify and roll out new product offerings, improve menu design and optimize pricing structure across our brands. Use cases like these are regularly tested, refined and deployed across our network to drive store performance.

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Facilitate Operational Improvements Through Training: Our network is supported by more than two hundred highly qualified Driven Brands field operations team members that provide training, operational expertise and best-practice sharing to our franchisees and company-operated locations, which drives superior customer service, high customer satisfaction and strong financial performance.

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Develop Commercial Partnerships: We are proactively growing our commercial partnerships and winning new customers by being a highly convenient and cost effective “one-stop-shop” service provider that caters to the extensive suite of automotive service needs for fleet operators and insurance carriers. These customers want to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. We have a growing team dedicated to expanding partnerships with existing commercial customers as well as attracting new national and local customers.

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Benefit from Resilient Industry Tailwinds: We believe that the industry in which we operate has significant tailwinds that will help drive growth, including a large and expanding pool of older cars, increasing miles driven, a growing need for DIFM services, and increasing average repair order due to more technology and premiumization in vehicles.

Enhance Margins through Procurement Initiatives and Strengthening Platform Services

In addition to topline growth, Driven Brands has also been able to leverage the strength of the platform to enhance margins for franchisees and company-operated locations through the following levers:

•	Leverage Shared Services and Platform Scale: We expect to continue to benefit from margin improvements associated with our increasing scale and the growing efficiency of our platform. As a result of the investments we have made, our shared services provide substantial operating leverage and are capable of supporting a much larger business than we are today. Driven Brands has also been increasing margins through technology advancements to enhance in-store operations and deploy best-practice training initiatives across the portfolio.

•

Utilize Purchasing Strength from Procurement Programs: Driven Brands currently provides franchisees and company-operated locations with lower pricing on supplies than they could otherwise achieve on their own, thereby augmenting the value proposition to new and existing franchisees as well as the earnings of our company-operated locations. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving lower procurement pricing and more benefits to our overall system.

•

Drive Incremental Profitability through Innovation: In 2017, Driven Brands launched Spire Supply, an in-house distributor of consumable products such as oil filters and wiper blades which currently serves all franchised and company-operated Take 5 stores as well as a large portion of Meineke stores. Spire Supply provides us with incremental EBITDA by reducing spend that would otherwise be paid to third-party vendors, providing Driven Brands and its franchisees with significant cost reductions. There is substantial opportunity to continue to grow Spire Supply through increased adoption across our franchisee network, introduction of new, complementary product lines, and the sale of products to independently-owned shops.

We plan to continue to invest in these capabilities that enhance the power of our platform and believe that these platform benefits will keep providing strong tailwinds to our franchisee profits and also to our company-wide margin going forward.

Pursue Accretive M&A in Existing and New Service Categories

Driven Brands is optimally positioned to continue its long and successful track record of acquisitions, both in our existing service categories as well as into new, complementary ones, and we maintain an actionable pipeline of M&A opportunities. Since 2015, we have completed and successfully integrated 37 acquisitions, and most recently, the Company expanded into glass services in 2019, which has provided us with new organic and acquisition growth opportunities. In addition, the evolving vehicle technology landscape provides numerous opportunities for Driven Brands to leverage its scale and core competencies to continue to expand our market share. As the consolidator of choice, we plan to capitalize on the highly fragmented nature of the automotive services industry by continuing to execute on accretive M&A using our proven acquisition strategy and playbook.

Our Service Offerings and Brands

We are the largest diversified automotive services provider in North America and operate an extensive, scaled portfolio of leading brands that provide recurring, needs-based automotive services across multiple categories. We believe the longevity and awareness of our brands, combined with the high quality service and value of our offerings, resonate deeply with our retail customers and commercial customers, including fleet operators and insurance carriers. Our highly recognized brands have also helped us become the largest franchisor in the automotive services industry with attractive unit economics and a well-established franchisee base, with an average tenure across our brands of approximately 15 years as of December 28, 2019.

Paint, Collision & Glass Segment

Our Paint, Collision & Glass Segment is primarily composed of the CARSTAR, ABRA, Maaco and Uniban brands and services both retail and commercial customers such as fleet operators and insurance carriers through 1,545 total locations. Our collision services include full collision repair and refinishing services; our paint services include standard paint services, surface preparation protection and refinishing and other cosmetic repairs; and our glass services include replacement, repair and calibration services for automotive glass.

Our collision repair services are primarily offered through CARSTAR and ABRA, which were founded in 1989 and 1984, respectively, and together comprise the largest franchised collision repair network in North America. Our 765 collision locations as of December 28, 2019 are over 99% franchised and, offer full collision repair and refinishing services in addition to other cosmetic repairs. We maintain collaborative relationships with the top insurance carriers in the United States and Canada, from which more than 90% of our collision revenues are generated. We believe our collision businesses are highly regarded by insurance carriers (and their customers) for their national scale and coverage, extensive service offering (supported by investments in equipment and technology), high quality, efficient and cost-effective service, which results in strong customer satisfaction and net promoter scores. These attributes provide us access to insurance carriers’ Performance Based Agreements, which are utilized by insurance carriers to drive volume to larger, more efficient operators, resulting in significant revenue for CARSTAR and ABRA.

Our paint services are primarily offered through Maaco, which was founded in 1972 and is known as “North America’s Body Shop.” Our 541 franchised locations as of December 28, 2019, most of which operate under the Maaco brand, offer an extensive suite of services including paint services, surface preparation, protection and refinishing, reconditioning and other cosmetic external and internal repairs. Maaco primarily serves retail customers and fleet operators, with a small amount of insurance carriers. With an average price point below most customers’ insurance deductible, Maaco’s strong retail customer service differentiates it from many of its competitors that are more focused on insurance carriers relationships. Maaco is well known for its unique focus on paint and light collision repair and reliable and affordable service offerings, with industry-leading brand awareness more than three times higher than its closest competitor, supported by significant marketing investment over its long history. In addition, we believe Maaco is highly regarded by franchisees for its top-tier franchise training programs, low-cost paint and supply procurement, access to commercial customers and leading marketing programs.

Our glass services are primarily offered through Uniban, founded in 1977 and known as a leader in the auto glass repair and replacement industry. Our glass services offering includes 204 franchised and 35 company-operated locations, as of December 28, 2019, which primarily offer replacement, repair and calibration services for automotive glass to retail customers, fleet operators and insurance carriers. We also offer technology-enabled glass claims management services for insurance carriers, which drive incremental business to our glass service locations and our distribution business, and are complementary to our paint and collision businesses.

Maintenance Segment

Our Maintenance Segment is primarily comprised of the Take 5 and Meineke brands and services both retail and commercial customers such as fleet operators through 1,362 total locations. Our maintenance services include oil changes and other maintenance services such as regularly scheduled and as-needed automotive maintenance services, including vehicle component repair and replacement.

Take 5 specializes in providing efficient drive-thru-style oil changes. Founded in 1984, Take 5’s 60 franchised and 457 company-operated locations as of December 28, 2019, primarily offer oil changes to retail and fleet customers. We believe Take 5 offers a best-in-class operating model through its convenient drive-thru format, simple, focused menu, industry-leading speed of service and low-pressure sales environment, which generates strong customer satisfaction, high frequency, and attractive unit level economics. Furthermore, Take 5’s compact store format and unique shallow pit design reduce upfront buildout costs, increase efficiency, and provide real estate flexibility. Take 5’s recent franchising efforts are experiencing strong momentum and are expected to continue to drive long-term unit growth through its robust and growing pipeline of franchise commitments.

Our other maintenance services are offered at 845 locations, as of December 28, 2019, which are over 99% franchised and predominantly operate under the Meineke brand. Meineke is known as an automotive services industry pioneer and was founded in 1972. Through these stores we offer an extensive set of total car care services to retail customers and fleet programs, including maintenance, repair, and replacement of components, such as brakes, heating and cooling systems, exhaust, and tires. We believe Meineke is a strong, well-known brand with high brand awareness and customer satisfaction due to its high-quality service, extensive range of service offerings and the convenience of a nationwide network of locations.

Platform Services Segment

Our Platform Services Segment is primarily composed of the 1-800-Radiator & A/C, PH Vitres D’Autos, Spire Supply, and Automotive Training Institute (“ATI”) brands. This segment provides significant benefits to our brands by driving organic growth opportunities through procurement, distribution and training services, as well as M&A growth opportunities through acquisition target sourcing.

Our distribution services are primarily offered through 1-800-Radiator & A/C (“1-800-Radiator”) which was founded in 2001 and is one of the largest franchised distributors in the automotive parts industry. 1-800-Radiator’s 199 locations, as of December 28, 2019, are over 99% franchised and distribute a broad, diverse mix of long-tail automotive parts, including radiators, air conditioning components and exhaust products to approximately 100,000 automotive repair shops, auto parts stores, body shops and other auto repair outlets. 1-800-Radiator’s best-in-class operating model is fueled by proprietary algorithmic sourcing technology that enables franchisees to effectively order inventory, manage pricing, and deliver parts to customers within hours. We believe 1-800-Radiator is highly regarded by its customers for its quick delivery times, high in-stock rates and ability to provide components that are not as easily stocked by competitors. Additionally, 1-800-Radiator’s extensive distribution relationships provide Driven Brands with deep data insights and a large, actionable list of prospective acquisition targets, complementing the attractive free cash flow generation of the business.

Founded in 1967, PH Vitres D’Autos distributes windshields and glass accessories through a network of 22 distribution centers across Canada and provides direct installation services through more than 200 mobile units. PH Vitres D’Autos has a broad base of more than 8,000 customers, including Uniban’s service locations.

In 2017, we launched Spire Supply, an in-house distributor of consumable products, such as oil filters and wiper blades, which currently serves all Take 5 locations and a large portion of our Meineke stores. Spire Supply provides attractive pricing to franchisees relative to other options as well as incremental EBITDA to Driven Brands by reducing spend that would otherwise be paid to third-party vendors. In addition, Spire Supply simplifies operations for franchisees and company-operated stores by reducing inventory needs and ensuring availability of supplies through automatic replenishment. We believe there is significant opportunity to continue growing Spire Supply through increased adoption across our franchisee network, introduction of new, complementary product lines and sale of products to third parties.

Our financial and operational training services are offered through Automotive Training Institute, a leading provider of training services to repair and maintenance, and paint and collision shops. ATI’s core offering is a multi-year training package that is typically paid for through a monthly subscription. ATI’s proven training platform drives strong results for its customers, increasing clients’ average gross profit by 57% after one year of training. We believe ATI’s leading training program further enhances Driven Brands’ training platform, providing opportunities to improve operational support and increase profitability, for both Driven Brands and our franchisees. In addition, ATI’s deep customer database of over 130,000 automotive shops provides us with a pipeline for future franchise development and acquisitions.

Our Customers

We serve a diverse mix of customers, which include individual retail customers and commercial customers, including fleet operators and insurance carriers, with a wide breadth of automotive services that are essential to customers in any economic environment. Our platform is uniquely capable of offering a compelling service proposition to our customers that addresses each of the most common vehicle repair needs, including oil changes, wiper blade and air filter replacements, general scheduled checks and engine tune ups. We served 9 million vehicles in 2019, with 40% of our system-wide sales originating from retail customers and 60% from commercial customers.

Our retail customers span a broad set of demographics. The portfolio of vehicles, including cars and trucks, serviced across our brands is diverse and represents a balance across new and old vehicles, and our VIO sweet spot is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the more than 275 million vehicles in operation as of 2019. For our retail customers, our highly recognized and long-standing brands and best-in-class customer service have helped position our locations as the “go-to” destinations for our customers’ automotive service needs.

For our commercial customers, we provide a unique and compelling value proposition through our scaled, nationwide footprint of more than 3,100 locations that offer a complementary and an extensive suite of needs-based services, providing a “one-stop-shop” for their many automotive service needs. We have deep, long-

standing, and growing relationships with major insurance carriers and a growing customer base of fleet operators, including car rental and leasing companies, government and municipal agencies, telecommunication providers, national insurance companies, and ride share platforms.

Powerful Shared Services and Data Analytics Engine

Our shared services capabilities are a competitive advantage and an integral component of the Driven Brands story. Our platform of centralized marketing support, consumer insights, new store development, procurement, training, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, and customers.

Data Analytics Engine	Shared Services

• Data-driven marketing, consumer insights and operational improvement • Site selection, real estate and development • M&A infrastructure and capabilities	• Training, pre-opening assistance and ongoing franchisee support • Procurement programs • In-house distribution • Fleet and insurance customer growth

As we grow, we believe the power of our shared services will continue to be a key differentiator for our business through strengthening economies of scale, enhanced data aggregation and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Data-Driven Marketing, Consumer Insights, and Operational Improvements

Our robust data analytics engine, powered by over 16 billion elements of consumer and vehicle data, greatly enhances our shared services platform. Unlike many other consumer facing industries, our customers provide us with their contact information and data on their vehicle when they visit our locations. We utilize this robust data across Driven Brands, from measuring unit-level performance and optimizing real estate site selection to improving our marketing and customer prospecting capabilities. Our data analytics capabilities improve same store sales, unit growth and procurement margin. Our proprietary data analytics enables us to create more personalized, targeted, and timely marketing promotions, optimizing lead generation and customer conversion across our brand portfolio. In addition, we leverage data analytics to drive growth through improved operations. As an example, we enhanced Take 5’s promotional and labor strategy by eliminating discretionary discounting, offering more personalized promotions to specific customers, and optimizing labor scheduling; in 2019, these improvements led to approximately $6 million of incremental EBITDA at our company-operated Take 5 stores.

Site Selection, Real Estate and Development

The location of each of our stores is carefully selected through a disciplined, data-driven site selection process, led by a team with significant experience in multi-unit brand development. Our data analytics engine uses sophisticated algorithms based on site-level characteristics to identify locations within a market that we believe will maximize traffic and deliver strong unit economics and cash-on-cash returns. Our internal teams then use this data to improve market planning and to connect franchisees with potential expansion opportunities. We guide franchisees through the site selection, build-out and design processes during the development of their locations, ensuring that new locations conform to the physical specifications of each respective brand. We believe our rigorous site selection and M&A processes and scalable platform have been key factors in our strong track record of unit growth, both organically and through acquisitions.

M&A Infrastructure and Expertise

M&A is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, diligence, acquire and integrate acquisitions. Since 2015, we have completed and successfully integrated 37 transactions with an average deal size of $24 million. As a part of our M&A strategy, we have grown our existing segments, such as our paint and collision business through the acquisitions of CARSTAR in 2015 and ABRA in 2019, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016, and glass services in 2019. In addition, we have a proven track record of executing tuck-in acquisitions of independently-owned shops that are highly value accretive when integrated into our platform based on our ability to drive performance improvement post-acquisition through upfront cost synergies as well as incremental revenue growth opportunities from Driven’s platform and economies of scale.

Training, Pre-Opening Assistance and Ongoing Support for Franchisees

We have invested significant resources to support franchisees through robust and scalable training curriculums, ongoing support programs and new operating playbooks. We provide support for new store openings including pre-opening activity coordination assistance, as well as six to twelve months of store development and oversight to ensure the success of new franchisees. All of our franchisees as well as our company-operated locations across the portfolio benefit from ongoing training initiatives and a continuous focus on improvement. These training initiatives allow individuals across different brands to leverage best practices, processes and tools.

Procurement Programs

We have created procurement programs that leverage the purchasing strength of the platform to enhance profitability and margins for franchisees and company-operated locations. We provide franchisees with lower pricing on supplies than they could otherwise achieve on their own, leading to high franchisee participation. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. In addition, our growing economies of scale and purchasing power across our network enable us to continually drive lower pricing. As an example, in 2019, we renegotiated a new oil contract that we expect to result in $7 million of cost savings over the three year term of the contract. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving more benefits to our system.

In-House Distribution

Through our in-house distribution of consumable products, such as filters and wipers, to our Take 5 locations and a large portion of our Meineke stores, we are able to provide cost reductions to our franchisees, as well as incremental EBITDA to Driven Brands by reducing spend that would otherwise be paid to third-party vendors. Additionally, our in-house distribution simplifies operations for franchisees and company-operated stores by reducing inventory needs and ensuring availability of supplies through automatic replenishment.

Fleet & Insurance

We have built a dedicated team of professionals focused on serving and growing our commercial business, specifically with our insurance carrier and large fleet customers. Both sets of customers value the unique scale and breadth of services offering across the Driven Brands platform, allowing them to manage their businesses and customers more effectively and efficiently. Additionally, our franchisees benefit from the business generated from these very large, growing customers. We have grown our fleet system-wide sales at a CAGR of 28% from 2015 to 2019, and we believe we are well-positioned to continue to grow our commercial business.

Our Locations

Over the past decade, our management team has developed a leading portfolio of automotive services brands operating 3,100 locations across 49 states and all 10 Canadian provinces as of December 28, 2019. We have a scaled and diverse North American footprint with ample whitespace for new unit growth and continued consolidation in our existing service categories.

Scaled, Diverse North American Footprint (as of December 28, 2019)

New Store Count Growth

We believe there are opportunities to significantly expand our footprint in the United States and Canada to more than 10,000 locations within our existing service categories. We plan to grow our store base through both franchise unit expansion, supported by our large and growing franchise pipeline, as well as through company-operated store growth via new greenfield openings and tuck-in acquisitions, and conversions of independently operated shops or smaller chains. Our market planning and store development process is driven by our proprietary data analytics function that uses sophisticated algorithms to forecast performance of new potential sites based on site-level characteristics, performance of existing stores, information on available territories, and third-party market data such as housing density, demographics, vehicles in operation and other variables. We believe this data capability is a competitive advantage, as it maximizes our ability to identify optimal sites, and increases the success and predictability of new units, as demonstrated by our attractive cash-on-cash returns across all of our brands.

Franchising Strategy

We rely on our franchising strategy to grow our brands’ footprint in a capital efficient manner. Our franchise model leverages our proven brand playbooks, the market planning and site selection capabilities of our best-in-class development team and the local market expertise of highly-motivated owners. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared service capabilities provide highly compelling economic benefits for our franchisees, resulting in a strong desire to join and stay within our network. We have a robust and growing pipeline of over 400 committed franchise locations as of December 28, 2019, which provides us with clear visibility into future franchise unit growth.

We have a strong track record of opening stores with existing and new franchisees, and we follow strict guidelines in selecting and approving franchisees, who go through extensive interview processes, background checks and are subject to financial and net-worth-based requirements.

Company-Operated Store Strategy

Our company-operated store strategy involves growing our Take 5 footprint through a combination of greenfield openings, as well as acquiring and converting stores to the Take 5 Brand based on our focused market expansion plan. Take 5’s best-in-class simple operating model and small, flexible store format drive highly attractive unit level economics. Furthermore, Driven Brands’ acquisition and integration teams have a successful track-record of acquiring independent oil change stores and chains and converting them to the superior Take 5 image and operating model. Our conversion playbook drives cost savings from procurement savings and G&A synergies, as well as consistent revenue growth following the conversion to the Take 5 model and implementation of our operational improvements and data-driven marketing programs.

We plan to continue to leverage our shared services and benefit from our platform capabilities to expand our growing footprint of franchised and company-operated locations.

Franchise Agreements

For each of our franchisees across all of our brands, we enter into a franchise agreement covering standard terms and conditions. Under our franchise agreements, we generally grant franchisees the right to operate using our branding for an initial term (generally 5 to 20 years) and the option to renew their agreements. All proposed new store sites require formal approval from us. Franchisees pay Driven Brands an initial franchise license fee and franchise royalties typically based on a percentage of gross sales. Approximately 98% of franchisees pay franchise royalties based on a percentage of gross sales, while approximately 2% pay a flat amount. Franchisees also make or may be required to make contributions towards national and local advertising funds, also typically based on a percentage of gross sales or, in some instances, based on weekly marketing budgets in the applicable designated marketing area.

Our franchise agreements also require franchisees to comply with our standard operating methods that govern the provision of services and use of vendors and may include a requirement to purchase specified products from us, our affiliates and/or designated vendors. Outside of these standards and policies, we do not control the day-to-day operations, such as hiring and training of employees, of the franchisees.

We support our franchisees with brand-specific services (e.g., brand marketing, franchise support, operations and franchise sales) and comprehensive shared services (e.g., centralized marketing support, consumer insights, procurement program savings, fleet, training, development, finance and technology services). Our franchisees also benefit from hundreds of field operations team members that provide consistent best-practice training and operational expertise. These support services allow our franchisees to focus on the day-to-day operations of their stores and to provide their customers with high-quality service that our customers have come to associate with our brands.

Marketing Strategy

Our marketing strategy highlights the compelling service offerings and value propositions of each of our brands. We focus our marketing efforts on areas we believe will yield the highest rate of return, including the development of tailored marketing campaigns targeted at specific customers when we know they are in need of one of the services provided by our brands.

We use a variety of marketing techniques to build awareness of, and create demand for, our brands and the products and services they offer. Our advertising strategy includes social and digital media, as well as television, print, radio and sponsorships. We have implemented highly professionalized and data-driven marketing practices. We have dedicated brand marketing funds supported by contributions from our franchisees, and in 2019 we collected and spent approximately $90 million for marketing across our brands. Since the inception of our brands, over $1 billion has been spent building brand awareness across our portfolio.

Competition

We compete with a variety of service providers within the highly-fragmented automotive services and parts distribution market. Competitors include international, national, regional and local repair and maintenance shops, paint and collision repair shops, automobile dealerships and oil change shops and suppliers of automotive parts, including online retailers, wholesale distributors, hardware stores, and discount and mass market merchandise stores. Given the fragmentation of the industry, our competitors include a limited number of large providers of scale. Typically, our competitors offer services within one of our categories; however, few competitors offer services across multiple categories like Driven Brands. We believe the core competitive factors in our industry are scale, geographic reach, brand awareness, service pricing, speed and quality, and customer satisfaction.

We compete with other franchisors on the basis of the expected return on investment for franchisees and the value propositions that we offer them. We compete to sell franchises to potential franchisees who may choose to purchase franchises from other automotive aftermarket service providers, or who may also consider purchasing franchises in other industries.

Suppliers and Distribution

We require certain franchisees to make a portion of their purchases related to the operation of their locations either from us or from our approved vendors. This helps to ensure the preservation of consistent high-quality products and services within each brand. We maintain strong, longstanding relationships with a diverse base of suppliers to ensure market competitiveness and reliability in our supply chain. We leverage our sizeable spend to obtain favorable terms from our suppliers and to provide competitive prices to our franchisees, thus improving profitability and providing a considerable advantage over competitors that lack our scale. We believe that as our business continues to grow, our scale will continue to drive increased procurement benefits across our business.

Our vendors arrange for delivery of products and services either directly to our warehouses or to our company-operated and franchise locations. We closely monitor our supply chain to reduce risk and maintain flexibility in the event of potential supply interruptions and continually re-evaluate our supplier relationships to ensure that we and our franchisees obtain competitive pricing for high-quality equipment, products and other items. We source from a wide range of suppliers with no single supplier representing a significant percentage of our of purchases across our platform.

We also operate a network of 24 distribution centers in the United States and Canada where we house inventory to support our distribution businesses. We believe the existing supply chain we have in place is sufficient to support our future growth.

Management Information & Technology Systems

We utilize our information technology infrastructure to facilitate data-driven management decisions. Across the platform, we use the Driven Enterprise Portal, which is a fully-integrated platform that helps franchisees with reporting, marketing, operations, customer service and fleet management. The Driven Enterprise Portal gives management access to key reporting metrics across the platform, providing comprehensive insight into system health. We also operate specialized systems for certain brands: (i) CARSTAR offers the “Forms And Customer Tracking System,” an online tool used by franchisees for data collection and form management; (ii) Maaco uses One Maaco, which is a licensed platform that optimizes reporting processes, invoices, customer management and insurance claims; (iii) Meineke offers a proprietary IT platform, MKey, to its franchisees; (iv) 1-800-Radiator operates a fully-integrated proprietary software that is customized for franchisees to operate their business and (v) Take 5 operates on the Autodata platform, which provides reporting, cash drawer and inventory management as part of its oil change specific point of sale system. In addition, many of our franchisees utilize our insights dashboard which leverage a BI reporting platform powered by Qlik software.

Government Regulations and Other Regulatory Matters

Our operations are subject to numerous federal, state, local and provincial laws and regulations in the United States and Canada in areas such as consumer protection, occupational licensing, environmental protection, data privacy, labor and employment, tax, permitting, and other laws and regulations. In certain jurisdictions, we must obtain licenses or permits in order to comply with standards governing employee selection, training and business conduct.

We, as a franchisor, are subject to various state and provincial laws, and the Federal Trade Commission (the “FTC”) regulates our franchising activities. The FTC requires that franchisors make extensive disclosure to prospective franchisees before the execution of a franchise agreement. Fourteen states require registration and, together with at least one other state, require specific disclosure in connection with franchise offers and sales, and at least twenty states and U.S. territories have “franchise relationship laws” that limit the ability of franchisors to terminate franchise agreements or withhold consent to the renewal or transfer of these agreements. There are also several provinces in Canada that regulate the offer and sale of franchises as well as certain aspects of the franchise relationship. While there are no registration requirements under these provincial franchise laws, they do require pre-sale disclosures similar to those that exist in the U.S.

We are not aware of any federal, state, local, provincial or other laws or regulations that are likely to materially alter or impact our revenues, cash flow or competitive positions, or result in any material capital expenditures. However, we cannot predict the effect on our operations, particularly on our relationship with franchisees, of any pending or future legislation or regulations or the future interpretation of any existing laws, including any newly enacted laws, that may impact us or our franchisees.

Employees

As of March 2020, we employed approximately 4,150 full-time employees, including 3,400 employees at company-operated locations. None of these employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good. Driven Brands franchises are independently owned and operated businesses. As such, employees of our franchisees are not employees of Driven Brands.

Intellectual Property

Our trademarks are important to our marketing efforts and conduct of business. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the United States, Canada and other jurisdictions. Trademarks that are important in identifying and distinguishing our products and services include, but are not limited to ABRA®, CARSTAR®, Driven Brands®, MAACO®, Meineke®, PH Vitres D’Autos®, Spire Supply®, Take 5 Oil Change®, Uniban® and 1-800-Radiator & A/C®. We also own domain names, including our primary domain “www.drivenbrands.com.”

Seasonality

Seasonal changes may moderately impact the demand for our automotive repair and maintenance services and products. For example, customers may purchase fewer undercar services during the winter months, when miles driven tend to be lower. In addition, customers may defer or forego vehicle maintenance such as oil changes at any time during periods of inclement weather.

Properties

As of December 28, 2019, we and our franchisees operated 3,106 locations. We held leases covering building and/or land for 481 of our company-operated locations, 24 distribution centers used in our Platform

Services segment and 13 offices and training centers in the United States and Canada, including our corporate headquarters located in Charlotte, North Carolina. The leases generally have initial expiration dates ranging from 10 and 15 years, with certain renewal options available. We also leased 123 properties that were either leased or subleased principally to franchisees as of December 28, 2019. We believe that the properties are suitable and adequate for the Company’s business.

Legal Proceedings

We may be the defendant from time to time in litigation arising during the ordinary course of business, including, without limitation, employment-related claims, claims based on theories of joint employer liability, data privacy claims, claims involving anti-poaching allegations and claims made by former or existing franchisees or the government. In the ordinary course of business, we are also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. As of the date of this prospectus, we are not a party to any legal proceeding that would reasonably be expected to have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Jonathan Fitzpatrick	49	President, Chief Executive Officer and Director

Tiffany Mason	45	Executive Vice President and Chief Financial Officer

Gabriel Mendoza	53	Executive Vice President and Group President, Platform Services

Neal Aronson	55	Director

Michael Thompson	37	Director

Chadwick Hume	33	Director

Rick Puckett	66	Director

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Jonathan Fitzpatrick serves as our President, Chief Executive Officer and Director, positions he has held since July 2012. Prior to that, Mr. Fitzpatrick served in various capacities with Burger King Corporation both prior to and after its acquisition by 3G Capital. Between February 2011 and June 2012, he was Executive Vice President, Chief Brand and Operations Officer for Burger King. From October 2010 to February 2011, he was Executive Vice President of Global Operations and between August 2009 and October 2010, Senior Vice President of Operations, Europe Middle East and Africa. Prior to this role, he was Senior Vice President, Development and Franchising from July 2007 through August 2009. Mr. Fitzpatrick earned a Bachelor’s and Graduate degree from University College in Dublin, Ireland.

Tiffany Mason serves as our Executive Vice President and Chief Financial Officer, positions she has held since March 2020. Prior to joining the Company, she served as interim Chief Financial Officer at Lowe’s Companies, Inc. in 2018. Ms. Mason also served as Senior Vice President, Corporate Finance and Treasurer of Lowe’s Companies, Inc. from 2015 through 2019, Vice President, Finance and Treasurer from 2013 until 2015, Vice President, Investor Relations from 2010 until 2013 and Director, External Reporting and Accounting Policy from 2006 until 2010. Before joining Lowe’s Companies, Inc., Ms. Mason was Vice President of SEC Reporting at Bank of America. She has over 20 years of experience in accounting, treasury, investor relations and financial planning and analysis. Ms. Mason earned a B.B.A. in accounting from Loyola University Maryland.

Gabriel Mendoza serves as our Executive Vice President and Group President of Platform Services. He has served in several positions at Driven Brands since joining the Company as part of the 1-800-Radiator acquisition in June 2015. He had been with 1-800-Radiator since 2007, serving in numerous management roles including Chief Financial Officer, Chief Operating Officer and most recently as President. Prior to joining 1-800-Radiator, he served as Vice President Finance at Alibris, a leading internet marketplace for used, new and hard-to-find books. Prior to joining Alibris, Mr. Mendoza was a Corporate Group Controller at United Parcel Service. During his 13 years at United Parcel Service, he served in a variety of operations, marketing, reporting and financial management positions. Mr. Mendoza earned a B.A. in Economics from the University of California, San Diego, and an M.B.A. in Finance from Golden Gate University (San Francisco).

Neal Aronson will serve as a member of our board of directors upon the consummation of this offering. Mr. Aronson founded Roark and serves as its Managing Partner, a position he has held since 2001. Prior to founding Roark, Mr. Aronson was Co-Founder and Chief Financial Officer for U.S. Franchise Systems, Inc., or USFS, a franchisor of hotel chains. Prior to USFS, Mr. Aronson was a private equity professional at Rosecliff (a successor company to Acadia Partners), Odyssey Partners and Acadia Partners (now Oak Hill). Mr. Aronson

began his career in the corporate finance department at Drexel, Burnham, Lambert Inc. Mr. Aronson received a B.A. from Lehigh University. Mr. Aronson’s experience as a private equity partner, chief financial officer and in other senior executive leadership roles working with franchise companies in the retail, consumer and business services industries, and knowledge of complex financial matters provide him with valuable and relevant experience in franchise administration, strategic planning, corporate finance, financial reporting, mergers and acquisitions and leadership of complex organizations, and provides him with the qualifications and skills to serve as a director.

Michael Thompson will serve as a member of our board of directors upon the consummation of this offering. Mr. Thompson also serves as a Managing Director of Roark. Prior to joining Roark, Mr. Thompson worked at Montage Partners, a Phoenix-based private equity firm. Before Montage, Mr. Thompson served as a Senior Associate at Kroll Zolfo Copper. Mr. Thompson received a B.A. from Pomona College and an M.B.A. from the University of Chicago Booth School of Business. Mr. Thompson’s involvement with his respective firms’ investments in various companies, in-depth knowledge and industry experience, coupled with his skills in private financing and strategic planning, provides him with the qualifications and skills to serve as a director.

Chadwick Hume will serve as a member of our board of directors upon the consummation of this offering. Mr. Hume also serves as a Vice President of Roark. Prior to joining Roark, Mr. Hume worked at Houlihan Lokey and Bank of America. Mr. Hume received a B.B.A. from the Terry College of Business at the University of Georgia. Mr. Hume’s experience with his firm’s investments in branded consumer companies, expertise in corporate strategy and organization and relevant experience in the industry provides him with the qualifications and skills to serve as a director.

Rick Puckett will serve as a member of our board of directors upon the consummation of this offering. Mr. Puckett serves as a director and as chairman of the audit committee for SPX Corporation and Whitehorse Finance, Inc., positions he has held since May 2015 and December 2012, respectively. Mr. Puckett is also a member of the Board of Directors for Pet Retail Brands, Inc., a privately held company, since August 2019. He also served on the board of directors for Late July Brands, a privately held company from 2007 through 2010. From December 2006 to December 2016, Mr. Puckett was the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Snyder’s-Lance, Inc. Prior to Snyder’s-Lance, Mr. Puckett was Executive Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. Mr. Puckett is a Certified Public Accountant, and he received a bachelor’s degree in accounting and an M.B.A. from the University of Kentucky. Mr. Puckett’s experience in leadership roles at his past companies, significant knowledge and understanding of corporate finance and financial reporting and his expert background as a Certified Public Accountant provides him with the qualifications and skills to serve as a director.

Controlled Company

We intend to apply to list the shares of our common stock offered in this offering on the             . As our Principal Stockholder will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of “independent directors” as such term is defined by applicable             rules, (2) those that would require that we establish a compensation committee composed entirely of “independent directors” and with a written charter addressing the committee’s purpose and responsibilities and (3) those that would require we have a nominating and corporate governance committee comprised entirely of “independent directors” with a written charter addressing the committee’s purpose and responsibilities, or otherwise ensure that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these

corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on            , we will be required to comply with these provisions within the applicable transition periods.

Director Independence

While we are a “controlled company” we are not required to have a majority of “independent directors.” As allowed under the applicable rules and regulations of the SEC and the             , we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Upon completion of this offering, we intend to have at least one “independent director” on our board of directors, and we intend to have at least two “independent directors” within 90 days after the completion of this offering and at least three “independent directors” within a year after the completion of this offering. These directors will be ‘‘independent directors’’ as such term is defined by the applicable rules and regulations of             . Upon consummation of this offering, we expect our “independent directors”, as such term is defined by the applicable rules and regulations of the        , will be             .

Board Composition

Our board of directors will consist of                      members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of directors may be increased or decreased by our board of directors in accordance with our amended and restated certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors.

Board Committees

Following the completion of this offering, the board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, we intend to avail ourselves of the “controlled company” exception under the            rules which exempts us from certain requirements, including the requirements that we have a majority of “independent directors” on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of “independent directors.” We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members by the end of the transition period for companies listing in connection with an initial public offering.

If at any time we cease to be a “controlled company” under the            rules, the board of directors will take all action necessary to comply with the applicable rules, including appointing a majority of “independent director” to the board of directors and establishing certain committees composed entirely of “independent director”, subject to a permitted “phase-in” period.

Audit Committee

Following the consummation of this offering, our audit committee will consist of             ,             and            . We intend to avail ourselves of the “controlled company” exception under the      rules, which allows us to phase in an independent audit committee. We will have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of “independent directors” on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of “independent directors.” Our board of directors has determined that                                         qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that            is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the            listing standards. The principal duties and responsibilities of our audit committee will be as follows:

•	to prepare the annual audit committee report to be included in our annual proxy statement;

•	to oversee and monitor our financial reporting process;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•	to oversee and monitor the performance, appointment and retention of our senior internal audit staff person;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	to oversee and monitor our compliance with legal and regulatory matters; and

•	to provide regular reports to the board.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Following the consummation of this offering, our compensation committee will consist of            ,             and            . The principal duties and responsibilities of the compensation committee will be as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and approve the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;

•

to review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to administer incentive compensation and equity-related plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	to set and review the compensation of members of the board of directors; and

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the            rules which exempts us from the requirement that we have a compensation committee composed entirely of “independent directors.”

Nominating and Corporate Governance Committee

Following the consummation of this offering, our nominating and corporate governance committee will consist of            ,             and            . The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•	to oversee the evaluation of our board of directors and senior management.

We intend to avail ourselves of the “controlled company” exception under the             rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of “independent directors.”

Code of Business Conduct and Ethics

Upon consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at http://www.drivenbrands.com. Following the consummation of this offering, the code of business conduct and ethics will be available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Following the completion of this offering, the compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

EXECUTIVE COMPENSATION

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For fiscal year 2019, our named executive officers are:

•	Jonathan Fitzpatrick, our President and Chief Executive Officer;

•	Jacky Wu, who served as our Chief Financial Officer until March 20, 2020; and

•	Gabriel Mendoza, our Executive Vice President and Group President, Platform Services.

The compensation program for our named executive officers consists principally of the following elements: base salary; performance-based cash bonus; and equity-based incentive compensation. We also provide general employee benefits as well as certain severance benefits upon certain terminations of employment.

Summary of NEO Offer Letters and Employment Agreements

Jonathan Fitzpatrick

We are party to an amended and restated employment agreement with Jonathan Fitzpatrick, dated April 17, 2015, as amended, to serve as our President and Chief Executive Officer with a term ending on April 17, 2025, which term extends automatically for consecutive one-year periods unless either Mr. Fitzpatrick or we provide at least 90 days’ notice of non-renewal prior to the expiration of the initial or any renewal term.

Pursuant to his employment agreement, Mr. Fitzpatrick is entitled to annual base salary of $600,000 (subject to review by the Board from time to time) and a target bonus of 150% of his annual base salary based on a combination of our overall goals as well as achievement of individual performance objectives. Mr. Fitzpatrick is entitled to participate in the Company’s employee benefit, fringe and perquisite arrangements as in effect from time to time.

Mr. Fitzpatrick’s employment agreement includes other customary terms and conditions, including perpetual confidentiality and assignment of intellectual property provisions, and an eighteen-month post-termination noncompetition covenant and a two year post-termination nonsolicitation covenant of employees and customers.

Mr. Fitzpatrick is also entitled to severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”

Jacky Wu

We were party to an employment agreement with Jacky Wu, dated August 26, 2016, as amended, to serve as our Chief Financial Officer with a term ending on September 15, 2019.

Mr. Wu’s employment agreement provided for an initial annual base salary of $350,000 (which was $410,000 as of his resignation), and a target bonus of 100% of his annual base salary based on achievement of performance objectives. Mr. Wu was also entitled to participate in the Company’s benefit plans as in effect from time to time, a guaranteed minimum bonus of $100,000 for fiscal year 2016 and received reimbursement for certain relocation expenses.

The employment agreement also contained customary provisions relating to perpetual non-disclosure of confidential information and a two-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant of employees and customers.

Mr. Wu was also entitled to severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”

Mr. Wu resigned his employment with the Company effective as of March 20, 2020.

Letter Agreement with Mr. Mendoza

We are party to a letter agreement with Gabriel Mendoza, dated June 8, 2015, pursuant to which Mr. Mendoza is employed as the President of our subsidiary and reports to our Chief Executive Officer. Mr. Mendoza’s letter agreement has no specific term and constitutes at-will employment. Mr. Mendoza’s letter agreement provided for an initial annual base salary of $325,000 (which is currently $400,000), and an initial target bonus of 50% of his base salary (which is currently 100% of his base salary), which may be subject to change from time to time, but not decreased below 50% of his base salary. Mr. Mendoza’s letter agreement also provided that he is eligible to participate in the employee benefit plans and 401(k) Plan of his employer and he would be granted profits interests in Driven Investor LLC.

The letter agreement also contains customary provisions relating to non-disclosure of confidential information and a two year post-termination non-competition covenant and two-year post-termination non-solicitation covenant of employees and customers.

Mr. Mendoza is also entitled to severance upon certain terminations of employment, as described below under “Potential Payments Upon Termination of Employment or Change in Control.”

Base Salary

We pay base salaries to attract, recruit and retain qualified employees. Following the consummation of this offering, we expect that our compensation committee will review and set base salaries of our named executive officers annually.

Annual Cash Bonus Compensation

During fiscal year 2019, our named executive officers were eligible to participate in our annual performance-based cash bonus plan, the Management by Objectives Bonus Plan (the “MBO”). Our board of directors has and, following the completion of this offering, our compensation committee intends to continue an annual performance-based cash bonus plan for eligible employees, including our named executive officers.

For fiscal year 2019, the annual target bonus (as a percentage of base salary) for each of Messrs. Fitzpatrick, Wu and Mendoza under the MBO for fiscal year 2019 was 150%, 100% and 100%, respectively. The bonuses under the MBO for each of our named executive officers were earned based on achievement of pre-established performance criteria: up to 50% based on achieving certain financial EBITDA targets, and up to 50% based on achieving certain individual performance objectives. The payout in respect of the financial performance criteria could exceed 100% (up to 125%) if EBITDA was achieved above certain levels. The individual performance objectives were capped at 100%. Based on our overall achievement of the financial performance goals, and the named executive officers’ performance against their individual performance objectives, each of our named executive officer’s earned a bonus equal to 100% of their target bonus for fiscal year 2019. The bonuses in respect of fiscal year 2019 performance for each of Messrs. Fitzpatrick, Wu and Mendoza were paid in the first quarter of 2020.

Equity Incentive Compensation

We provide equity-based incentive compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Our named executive officers have each been granted profits interests (i.e., Class B Common Units (“Class B Units”) of Driven Investor LLC

(“Parent”) under the Parent Incentive Equity Plan (the “Profits Interest Plan”) and Parent’s operating agreement. Class B Units allow the named executive officers to share in the future appreciation in the equity value of Parent. For each Class B Unit award, approximately one-third of the Class B Units vest ratably over 5 years based on continued employment, and approximately two-thirds of the Class B Units are eligible to vest in the event of a sale transaction or a qualified public offering, including this offering (a “Liquidity Event”), based on the level of internal rate of return (based on cash payments or other distributions actually received) that is achieved by RC Driven Holdco LLC and its affiliates (the “Sponsor Group”)). We did not grant any Class B Units to any of the named executive officers in 2019.

Following the adoption of our 2020 Omnibus Equity Incentive Plan in connection with this offering, no further awards will be granted under the Profits Interest Plan.

Retirement Benefits

Our named executive officers are entitled to participate in our 401(k) plan, on the same basis as our other eligible employees. Our named executive officers are also entitled to participate in the Driven Brands, Inc. Non-qualified Deferred Compensation Plan (the “NQDC”), a deferred compensation plan that permits the elective deferral of base salary and annual performance-based bonus for a select group of management and highly compensated employees.

Summary Compensation Table

The following summary compensation table sets forth information regarding the compensation paid to, awarded to or earned by our President and Chief Executive Officer and our two other most highly compensated executive officers for services rendered in all capacities during the year ended December 28, 2019.

Name and Principal Position	Fiscal Year	Salary ($)	Non-Equity Incentive Plan Compensation(1) ($)	All Other Compensation(2) ($)	Total ($)
Jonathan Fitzpatrick President and Chief Executive Officer	2019	600,000	900,000	90,489	1,590,489
Jacky Wu Former Executive Vice President and Chief Financial Officer(3)	2019	405,385	410,000	91,661	907,046
Gabriel Mendoza Executive Vice President and Group President, Platform Services	2019	400,000	400,000	15,725	815,725

(1)

Amounts set forth in the Non-Equity Incentive Plan Compensation column represent cash bonuses paid to each of our named executive officers pursuant to our MBO, based on our actual performance for fiscal year 2019.

(2)	Amounts reported under All Other Compensation reflect the following:

Name	Company 401(k) Match ($)	Company Deferred Compensation Match ($)	Executive Medical Program ($)	Housing Expense ($)	Commuter Benefits ($)	Total ($)
Jonathan Fitzpatrick	16,500	12,247	3,500	—	46,800	90,489
Jacky Wu	—	8,400	3,500	26,136	51,700	91,661
Gabriel Mendoza	12,225	—	3,500	—	—	15,725

(3)	Mr Wu’s last day of employment with the Company was March 20, 2020.

Outstanding Equity Awards at Fiscal Year-End 2019

The following table provides information about the outstanding equity awards (unvested Class B Units) held by our named executive officers as of December 28, 2019.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Jonathan Fitzpatrick	5/26/2015	737		3,683
Jacky Wu	11/7/2016	267		667
	5/9/2018	267		333
Gabriel Mendoza	6/8/2015	74		368
	2/23/2016	100		243
	8/3/2017	184		307

(1)	Represents unvested Class B Units subject solely to service-based vesting requirements (“Time-Vesting Units”). See footnote (4) for Time-Vesting Units vesting dates.

(2)

The Class B Units represent profit interests in Driven Investor LLC, which will have value only if the value of Driven Investor LLC increases following the date on which the awards of such Class B Units are granted. There is no public market for the Class B Units, accordingly, the market or payout value of the unvested B Units is based on the value of the underlying our units that were held by Driven Investor LLC as of December 28, 2019. For purposes of this table, the Class B Units were valued using an initial public offering price of $ per share of our common stock which is the midpoint of the price range set forth on the cover page of this prospectus.

(3)

Represents unvested Class B Units subject to performance-based vesting requirements (“Performance-Vesting Units”). The Performance-Vesting Units will vest upon a Liquidity Event only if, and to the extent that, our Sponsor Group achieves certain levels of internal rate of return in connection with the Liquidity Event. The completion of this offering will not result in any vesting of the Performance-Vesting Units. In accordance with applicable SEC disclosure rules we have shown the number of Performance-Vesting Units that would be earned assuming achievement of the lowest threshold level of performance (i.e. 50% of the Performance-Vesting Units).

(4)	The vesting schedules of the Time-Vesting Units are as follows (subject to the named executive officer’s continued employment through each applicable vesting date):

Name	Grant Date	Vesting Schedule
Jonathan Fitzpatrick	5/26/2015	Vests 20% per year over 5 years. Approximately 737 Class B Units are scheduled to vest on May 26, 2020
Jacky Wu	11/7/2016	Vests 20% per year over 5 years. Approximately 133 Class B Units are scheduled to vest on each of September 15, 2020 and 2021
	5/9/2018	Vests 20% per year over 5 years. Approximately 67 Class B Units are scheduled to vest on each of May 9, 2020, 2021, 2022 and 2023

Gabriel Mendoza	6/8/2015	Vests 20% per year over 5 years. Approximately 74 Class B Units are scheduled to vest on June 8, 2020
	2/23/2016	Vests 20% per year over 5 years. Approximately 50 Class B Units are scheduled to vest on each of December 31, 2019, and 2020
	8/3/2017	Vests 20% per year over 5 years. Approximately 61 Class B Units are scheduled to vest on each of July 10, 2020, 2021 and 2022

Potential Payments upon Termination of Employment or Change in Control

Treatment of Incentive Equity Awards

Upon a termination of a named executive officer’s employment for any reason all his unvested Time-Vesting Units will be forfeited for no consideration; provided, that in the event (i) of a termination by us for cause, (ii) the named executive officer breaches his restrictive covenants or (iii) the named executive officer fails to execute a release (collectively, “Forfeiture Events”), both the vested and unvested Time-Vesting Units will be forfeited for no consideration.

Upon a termination of a named executive officer’s employment due to his death or disability, all his unvested Performance-Based Units will remain outstanding and eligible to vest on a prorated basis upon the occurrence of a Liquidity Event. Upon a termination of a named executive officer’s employment for any reason other than due to his death or disability, all his unvested Performance-Based Units will be forfeited for no consideration; provided, that in the event that his employment is terminated without cause within 6 months prior to a Liquidity Event, his Performance-Based Units that would have otherwise vested on such Liquidity Event will vest; provided, further, that on a Forfeiture Event, both the vested and unvested Performance-Vesting Units will be forfeited for no consideration.

Upon a sale transaction all outstanding Time-Vesting Units will accelerate and become fully vested and all Performance-Vesting Units will vest with respect to 0%, 50%, or 100% depending on the level of internal rate of return achieved by the Sponsor Group in connection with the sale transaction.

Treatment of Non-qualified Deferred Compensation

Upon a termination of a named executive officer’s employment due to his death or disability, he will become fully vested in all matching contributions credited to the named executive officer’s account under the NQDC.

Severance Benefits under Employment Agreements and Offer Letters

Jonathan Fitzpatrick

Upon a termination of employment by us without cause, a resignation by Mr. Fitzpatrick for good reason (each as defined in his employment agreement) or by expiration of the term following notice by us not to extend the term, subject to Mr. Fitzpatrick’s execution of a separation agreement containing a general release of claims and such general release of claims becoming irrevocable, Mr. Fitzpatrick will be entitled to (i) base salary continuation for a period of 18 months following the date of termination and (ii) a lump-sum cash amount equal to $50,000, paid within 10 days following the termination date.

Upon a termination of employment due to his death or disability, subject to Mr. Fitzpatrick or his estate executing a general release of claims and such general release of claims becoming irrevocable, Mr. Fitzpatrick will be entitled to payment of an annual bonus for the year of termination (prorated for the number of days of employment through such year) based on actual results, payable at the time annual bonuses are paid to active employees.

Upon any termination of employment, including a resignation without good reason or termination for cause, Mr. Fitzpatrick shall also be entitled to payment of base salary through the date of termination, accrued benefits and reimbursement for unreimbursed business expenses.

If any payments or benefits payable to Mr. Fitzpatrick would be a “parachute payment” resulting in a lost tax deduction for the Company under Section 280G of the Code and excise tax to Mr. Fitzpatrick under Section 4999 of the Code, the payments and benefits shall be reduced to an amount that would not trigger the excise tax, but only to the extent that such reduction would leave Mr. Fitzpatrick with a greater net after-tax amount.

Jacky Wu

Upon a termination of employment by us without cause (as defined in his employment agreement) subject to his execution of a release of claims, Mr. Wu would have been entitled to continued payment of his base salary for 12 months; provided that such payments would have ceased if at any time during the 12 month period following his separation, Mr. Wu accepted or commenced full-time employment with any other employer, or undertook any consulting or contractor assignments that provided any payment for his services.

Upon any termination of employment, including a resignation without good reason, termination for cause, or termination of employment due to death or disability, Mr. Wu would have also been entitled to continued payment of base salary until his last day of active employment.

Mr. Mendoza

Upon a termination of employment by us without cause or a resignation by Mr. Mendoza for good reason (each as defined in his letter agreement), subject to his execution of a release of claims, Mr. Mendoza is entitled to continued payment of his base salary for 6 months.

Upon any termination of employment, including a resignation without good reason, termination for cause, or termination of employment due to death or disability, Mr. Mendoza shall also be entitled to continued payment of base salary until his last day of active employment.

Compensation of Directors

We anticipate that each of our non-employee directors will receive an annual director fee, fees for attending meetings of the board of directors as well as committee meetings and equity awards in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services. Directors who are officers or are affiliated with Roark will not receive any compensation in connection with the offering or for services as directors following the offering. As of the time of this offering, we are evaluating the specific terms of our director compensation program.

Equity Compensation Plans

2020 Omnibus Incentive Plan

In connection with this offering, our board of directors will adopt, with the approval of our stockholders, our 2020 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of this offering. Following the adoption of the Omnibus Incentive Plan, we do not expect to issue additional profits interests under the Profits Interest Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan.

Administration. The compensation committee of our board of directors (the “Compensation Committee”) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of                      shares of our common stock for issuance of awards to be granted thereunder. No more than                      shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $                    . If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, or the exercise price of outstanding options, or such other equitable substitution or adjustments as the Compensation Committee may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.”

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the Compensation Committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the Compensation Committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Effect of a Change in Control. Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between us and a participant, in the event of a change in control (as defined in the Omnibus Incentive Plan), if a participant’s employment or service is terminated by us other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then the Compensation Committee may provide that (i) all then-outstanding options and SARs held by such participant will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such option or SAR; and/or (ii) the restricted period (and any other conditions) shall expire as of such participant’s date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units held by such participant (including without limitation a waiver of any applicable performance goals); provided that with respect to any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of actual or target performance as determined by the Compensation Committee and, unless otherwise determined by the Compensation Committee, prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days’ notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company’s common stock received or to be received by other shareholders of the Company in connection with the transaction (it being understood that any option or SAR having a per-share exercise price or strike price equal to, or in excess of, the fair market value (as of the date specified by the Compensation Committee) of a share of the Company’s common stock subject thereto may be canceled and terminated without payment or consideration therefor). Notwithstanding the above, the Compensation Committee shall exercise such discretion over the timing of settlement of any award subject to Section 409A of the Code at the time such award is granted.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Amendment. The Omnibus Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the Compensation Committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of                     or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. We reserve the right to award compensation as to which a deduction may be limited under Section 162(m) where we believe it is appropriate to do so.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

Principal Stockholders Agreement

In connection with this offering, we will enter into a stockholders agreement with certain affiliates of our Principal Stockholder. This agreement will grant affiliates of our Principal Stockholder the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholder beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholder beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholder beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholder beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholder beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors.

For purposes of calculating the number of directors that affiliates of our Principal Stockholder are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a Principal Stockholder director designee, affiliates of our Principal Stockholder shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Principal Stockholder director-designee.

In addition, the stockholders agreement will grant to our Principal Stockholder special governance rights, for as long as our Principal Stockholder maintains ownership of at least 25% of our outstanding common stock, including, but not limited to, rights of approval over certain corporate and other transactions such as mergers or other transactions involving a change in control, and certain rights regarding the appointment of our chief executive officer.

Other Stockholder’s Agreements

In connection with this offering, we will enter into stockholder’s agreements with certain of the other stockholders of the company, which set forth certain rights and restrictions with respect to the ownership of shares of our common stock. Below is a brief summary of the principal terms of the stockholder’s agreements entered into by our management as well as other stockholder’s agreements of which we are party to. This summary is qualified in its entirety by reference to the agreements themselves, forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our stockholder’s agreements impose significant restrictions on transfers of shares of our common stock. These transfer restrictions are subject to certain exceptions, including transfers approved by our board of directors; transfers upon the death or Disability (as defined in the applicable stockholder’s agreement) of the holder; transfers to immediate family members or estate planning vehicles, provided such transferees become party to the applicable stockholder’s agreement; or repurchases of such shares by the Company.

Additionally, following the initial public offering of our common stock, management stockholders will have limited “piggyback” registration rights with respect to certain registered offerings conducted by the Company. The maximum number of shares of common stock which a management stockholder may register is generally proportionate with the percentage of common stock being sold by certain affiliates of our Principal Stockholder (relative to their holdings thereof). The stockholder’s agreements also contain certain lock-up provisions in the event that any shares are offered to the public pursuant to an effective registration statement under the Securities Act.

Income Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize the Pre-IPO and IPO Related Tax Benefits. We expect that the Pre-IPO and IPO-Related Tax Benefits will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

We will enter into an income tax receivable agreement and pursuant to which our existing stockholders, including Driven Equity LLC and our senior management team, will have the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the realization of the Pre-IPO and IPO-Related Tax Benefits.

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the Pre-IPO and IPO-Related Tax Benefits. The term of the income tax receivable agreement will commence upon consummation of this offering and will continue until all relevant Pre-IPO and IPO-Related Tax Benefits have been utilized, been accelerated or expired.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our and our subsidiaries’ actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we and our subsidiaries generate in the future, and our and our subsidiaries’ use of the Pre-IPO and IPO-Related Tax Benefits, we expect that during the term of the income tax receivable agreement, the payments that we may make could be material. Assuming no material changes in the relevant tax law and that we and our subsidiaries earn sufficient taxable income to realize the full Pre-IPO and IPO-Related Tax Benefits, we would expect that future payments under the income tax receivable agreement will aggregate to approximately $                                         million to $                     million.

Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount that will be paid under the income tax receivable agreement to our existing stockholders. Based on our current taxable income estimates, we expect to pay the majority of this obligation by the end of our                      fiscal year. We expect to pay between $                     million and $                     million in cash related to the income tax receivable agreement, based on our current taxable income estimates. We plan to use cash flow from operations and availability under the securitized debt facility to fund this obligation.

If we undergo a change of control, payments under the income tax receivable agreement for each taxable year after such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits.

Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our and our subsidiaries’ actual cash tax savings from the Pre-IPO and IPO-Related Tax Benefits.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The securitized debt facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest at a rate of the London Interbank Offering Rate (“LIBOR”) plus 1.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement for any other reason, such payments will generally accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

Registration Rights Agreement

In connection with the completion of this offering, we and our Principal Stockholder will enter into a registration rights agreement. The registration rights agreement will grant, our Principal Stockholder and certain of its affiliates the right to cause us to register shares of our common stock held by it under the Securities Act and, if requested, to use our reasonable best efforts (if we are not eligible to use an automatic shelf registration statement at the time of filing) to maintain a shelf registration statement effective with respect to such shares. Certain affiliates of our Principal Stockholder are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify certain affiliates of our Principal Stockholder and members of management participating in any offering against certain liabilities, which may arise under the Securities Act, the Exchange Act, any state securities law or any rule or regulation thereunder applicable to us.

Management Agreement

We are a party to a management advisory and consulting services agreement, dated April 17, 2015, or the management agreement, with Roark, pursuant to which Roark provides management consulting services to us and receives specified consideration for such services. The management consulting services generally consist of advice concerning management, finance, marketing, strategic planning and such other services as may be requested from time to time by our board of directors. We paid an aggregate of $                     million, $                     million and $                     million for these management consulting services during our 2019, 2018 and 2017 fiscal years, respectively. We expect to terminate the management agreement in connection with this offering. The management agreement includes customary exculpation and indemnification provisions in favor of Roark and its affiliates that will survive such termination.

Related Party Note

On June 8, 2015, Gabriel Mendoza, our Executive Vice President and Group President of Platform Services, entered into a promissory note with Driven Brands Inc., an indirect subsidiary of Driven Brands Holdings Inc., pursuant to which Mr. Mendoza borrowed a principal amount of $750,000 bearing interest at a rate equal to 6% per annum. The promissory note was satisfied in full on February 7, 2020.

Indemnification Agreement

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PRINCIPAL STOCKHOLDERS

The following table sets forth the information as of                  with respect to beneficial ownership of our common stock, after giving effect to the Corporate Conversion, by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers for year 2019;

•	each of our current directors; and

•	all of our current directors and executive officers as a group.

Percentage ownership of our common stock before this offering is based on shares of common stock outstanding as of                 , after giving effect to the Corporate Conversion. Percentage ownership of our common stock after this offering is based on                  shares of common stock as of                 , after giving effect to the Corporate Conversion and our issuance of shares of common stock in this offering. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities or has the right to acquire such powers within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 440 S. Church Street, Suite 700, Charlotte, NC 28202.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is not Exercised		Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised
	Number	Percent	Number	Percent	Number	Percent
5% Stockholders
Driven Equity LLC(1)
Named Executive Officers and Directors
Jonathan Fitzpatrick
Tiffany Mason
Gabriel Mendoza
Neal Aronson(1)
Michael Thompson
Chadwick Hume
Rick Puckett
Jacky Wu(2)
All current directors and executive officers as a group (7 persons)

(1)

Driven Equity LLC directly owns             shares of common stock. Driven Equity LLC, a Delaware limited liability company, is controlled by RC Driven Holdco LLC, a Georgia limited liability company. RC Driven Holdco LLC is controlled by Roark Capital Partners III LP, a Delaware limited partnership, which is in turn controlled by its general partner, Roark Capital GenPar III LLC, a Delaware limited liability company. Roark Capital GenPar III LLC is controlled by its managing member, Neal K. Aronson. Each of RC Driven Holdco LLC, Roark Capital Partners III LP, Roark Capital GenPar III LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the common stock directly owned by Driven Equity LLC and therefore be deemed to be the beneficial owner of the common stock held by Driven Equity LLC, but each disclaim beneficial ownership of such common stock. The principal business address of each of the entities and persons identified in this paragraph is c/o Roark Capital Management, LLC, 1180 Peachtree Street, Suite 2500, Atlanta, GA, 30309.

(2)	Mr. Wu formerly served as our Chief Financial Officer through March 2020.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

Authorized Capital

At the time of the closing of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and

•	shares of preferred stock, par value $0.01 per share

•	Immediately following the closing of this offering, there are expected to be shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Rights. Holders of our common stock will be to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Dividends. The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Liquidation. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences. Holders of our common stock will not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our certificate of incorporation that will be in effect upon the closing of this offering authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the            , the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation, bylaws and the DGCL, which are summarized in the following paragraphs, will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the             , which would apply if and so long as our common stock remains listed on the , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our certificate of incorporation that will be in effect upon the closing of this offering will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors are elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws that will be in effect upon the closing of this offering will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances or to any rights granted to our Principal Stockholder under our stockholders agreement, the number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation that will be in effect upon the closing of this offering will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that our Principal Stockholder and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation that will be in effect upon the closing of this offering, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when our Principal Stockholder and its affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of our Principal Stockholder, any vacancies on our board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Principal Stockholder and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may, subject to any rights granted to our Principal Stockholder under our stockholders agreement, only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation to be in effect upon the closing of this offering will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as our Principal Stockholder and its affiliates own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Principal Stockholder and its affiliates. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws to be in effect upon the closing of this offering will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation will preclude stockholder action by written consent at any time when our Principal Stockholder and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Supermajority Provisions

Our certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our certificate of incorporation. For as long as our Principal Stockholder and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Principal Stockholder and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation to be in effect upon the closing of this offering will provide that at any time when our Principal Stockholder and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation to be in effect upon the closing of this offering will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, will renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, each of our Principal Stockholder or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Principal Stockholder or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws to be in effect upon the closing of this offering will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            .

Listing

We have applied to list our common stock on the             under the symbol “DRVN”.

DESCRIPTION OF MATERIAL INDEBTEDNESS

General

The following sets forth a summary of the terms of certain of our indebtedness. This summary is not a complete description of all the terms of the agreements governing the indebtedness.

The Existing Senior Notes and VFN Facility

As of December 28, 2019, Driven Brands Funding, LLC (the “Master Issuer”), a limited-purpose, bankruptcy-remote, wholly owned indirect subsidiary of the Company had $1,337 million outstanding aggregate principal amount of senior notes (collectively, the “Senior Notes”), in the form of five series of term notes and one series of revolving notes previously issued pursuant to series supplements to the Senior Notes Indenture. The Master Issuer’s series of revolving notes are governed by both the Senior Notes Indenture and a revolving facility issued on December 11, 2019 with Barclays Bank PLC as administrative agent (the “VFN Facility”) as further described below. The Senior Notes include:

•

the Series 2015-1 5.216% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2015-1 Class A-2 Notes”), issued on July 31, 2015, with an initial principal amount of $410 million and $393 million outstanding as of December 28, 2019;

•

the Series 2016-1 6.125% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2016-1 Class A-2 Notes”), issued on May 20, 2016, with an initial principal amount of $45 million and $43 million outstanding as of December 28, 2019;

•

the Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2018-1 Class A-2 Notes”), issued on April 24, 2018, with an initial principal amount of $275 million and $270 million outstanding as of December 28, 2019;

•

the Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2019-1 Class A-2 Notes”), issued on March 19, 2019, with an initial principal amount of $300 million and $297 million outstanding as of December 28, 2019;

•

the Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2 (the “Series 2019-2 Class A-2 Notes” and, collectively with the Series 2015-1 Class A-2 Notes, the Series 2016-1 Class A-2 Notes, the Series 2018-1 Class A-2 Notes and the Series 2019-1 Class A-2 Notes, the “Class A-2 Notes”), issued on September 17, 2019, with an initial principal amount of $275 million and $274 million outstanding as of December 28, 2019; and

•

the Series 2019-3 Variable Funding Senior Secured Notes, Class A-1 (the “Series 2019-3 Class A-1 Notes”), issued on December 11, 2019, which allow for draws of up to $115 million pursuant to the VFN Facility and under the Series 2019-3 Class A-1 Notes using various credit instruments, including a letter of credit sub-facility of up to $50 million and a swingline sub-facility of up to $25 million, and under which $59 million was outstanding as of December 28, 2019.

Because each series of Senior Notes was issued pursuant to a series supplement to the Senior Notes Indenture, each series of Senior Notes (i) has the same payment date, (ii) is secured and guaranteed in the same manner and (iii) is subject to the same restrictive covenants and events of default.

However, each series of Senior Notes, as compared to each other series of Senior Notes, generally has (i) a different anticipated repayment date and legal final maturity date and (ii) different optional and mandatory prepayment terms.

Additionally, the Series 2019-3 Class A-1 Notes that are also governed by the VFN Facility further differ from the Class A-2 Notes in a customary manner for a revolving credit facility of this type, including (i) bearing interest at a variable rate per annum rather than a fixed rate and requiring payment of unutilized commitment fees and (ii) the manner in which prepayment and repayment terms differ from the Class A-2 Notes.

Interest Rates, Fees and Payment Dates. Each series of Class A-2 Notes bears interest at the fixed rate per annum set forth above. The Master Issuer may elect that borrowings under the Series 2019-3 Class A-1 Notes bear interest at a rate equal to the base rate plus an applicable margin or the LIBOR plus an applicable margin (the LIBOR rate as the applicable interest rate). The Master Issuer opted for the interest rate to be based initially on the LIBOR rate. As of December 28, 2019 the LIBOR rate on the Series 2019-3 Class A-1 Notes was 3.968%, including the applicable margin plus LIBOR.

In addition to paying interest on outstanding principal under the VFN Facility, the Master Issuer is required to pay a commitment fee in respect of the unutilized commitments of 50 basis points per annum.

Interest and fees on the Senior Notes are payable quarterly on the 20th day of January, April, July and October of each year.

If any series of Senior Notes is not repaid in full by its applicable anticipated repayment date or commitment termination date, as described in further detail below, the applicable interest rate will increase by an amount no less than 500 bps which, for each series of Class A-2 Notes, may be a greater rate based on a specified credit spread.

Anticipated Repayment, Maturity and Commitment Termination Dates.

Each series of Class A-2 Notes has an anticipated repayment date, after which a rapid amortization event will result if such series of Class A-2 Notes is not repaid, and a maturity date, after which an event of default will result if such series of Class A-2 Notes is not repaid, in each case, as described below:

•	the Series 2015-1 Class A-2 Notes have an anticipated repayment date of July 20, 2022 and a maturity date of July 20, 2045;

•	the Series 2016-1 Class A-2 Notes have an anticipated repayment date of July 20, 2022 and a maturity date of July 20, 2046;

•	the Series 2018-1 Class A-2 Notes have an anticipated repayment date of April 20, 2025 and a maturity date of April 20, 2048;

•	the Series 2019-1 Class A-2 Notes have an anticipated repayment date of April 20, 2026 and a maturity date of April 20, 2049;

•	the Series 2019-2 Class A-2 Notes have an anticipated repayment date of October 20, 2026 and a maturity date of October 20, 2049;

The commitment termination date for the VFN Facility and the Series 2019-3 Class A-1 Notes is July 20, 2022, subject to three one-year extensions at the option of Driven Brands, Inc. as the manager of the Master Issuer. After the commitment termination date, all outstanding principal amounts under the Series 2019-3 Class A-1 Notes are required to be repaid with available cash and with priority over repayment of principal of the Class A-2 Notes. The maturity date for the Series 2019-3 Class A-1 Notes is January 20, 2050, after which an event of default will result if all outstanding amounts under the Series 2019-3 Class A-1 Notes are not repaid in full.

Guarantees and Security. All of the obligations under the Senior Notes Indenture, VFN Facility and each series of Senior Notes are fully and unconditionally guaranteed on a joint and several basis by, subject to certain exceptions, all of the securitization entities. All such obligations, and the guarantees of those obligations, are secured:

•

on a first-priority basis by a perfected pledge of all of the Master Issuer’s limited liability company membership interests and all of the limited liability company membership interests of each of the Master Issuer’s subsidiaries; and

•

on a first-priority basis by a perfected security interest in substantially all other tangible and intangible assets of the securitization entities, including most of the domestic and certain of the foreign revenue-generating assets of the Company and its subsidiaries, which principally consist of franchise-related agreements, certain company-operated locations, certain product distribution agreements, intellectual property and license agreements for the use of intellectual property.

Restrictive Covenants and Other Matters.

The Senior Notes Indenture requires us to maintain specified financial ratios and contains customary restrictive covenants for securitized financing transactions of this type, with the most significant financial covenant being a debt service coverage calculation. These covenants, if certain financial ratios are not met, limit the ability of certain of our subsidiaries to, among other things:

•	sell assets;

•	engage in mergers, acquisitions, and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume, or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens; and

•	enter into transactions with affiliates.

The Senior Notes are also subject to customary rapid amortization events provided for in the Senior Notes Indenture, including events tied to failure to maintain stated debt service coverage ratios, system-wide sales being below certain levels on certain measurement dates, manager termination events, an event of default, and the failure to repay or refinance any series of Class A-2 on the applicable specified anticipated repayment date. In the event a rapid amortization event occurs, all outstanding principal amounts under the Senior Notes are required to be repaid with available cash, first, to any outstanding principal amounts under the Series 2019-3 Class A-1 Notes and, second, to any outstanding principal amounts on the Class A-2 Notes on a pro rata basis, plus a make-whole premium on any repayment of principal of any Class A-2 Notes prior to the specified anticipated repayment date for such Class A-2 Notes.

The Senior Notes Indenture also contains customary events of default, subject to customary or agreed-upon exceptions, baskets and thresholds for a securitized financing facility of this type.

Scheduled Amortization of the Class A-2 Notes

The Master Issuer is required to repay 1.0% per annum of the principal amount of each series of Class A-2 Notes, plus accrued and unpaid interest, if any, and without payment of any make-whole premium, if certain ratios of the indebtedness of certain of the Company’s subsidiaries are above specified levels on certain measurement dates.

Optional Prepayment of the Class A-2 Notes.

The Master Issuer may optionally prepay any series of Class A-2 Notes at any time prior to the payment date in the 18th month prior to the anticipated repayment date for such Class A-2 Notes specified above (each, a “Make-Whole Period End Date”), in an amount equal to 100% of the aggregate principal amount of the Class A-2 Notes to be optionally prepaid, plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date. On or the after the Make-Whole Period End Date for each series of Class A-2 Notes, the Master Issuer may also optionally prepay some or all of the applicable Class A-2 Notes in the same manner, without payment of any make-whole premium. Additionally, each series of Class A-2 Notes provides that the Master Issuer may also prepay or repay, whether by optional or mandatory prepayment events, including the occurrence of a rapid amortization event, up to 35% of the original aggregate principal amount of such series of Class A-2 Notes without a make-whole premium so long as such prepayment was not made with the proceeds of the incurrence of indebtedness by the Company or its subsidiaries. Such prepayment may be made with the cash proceeds of this offering or any other available cash of the Company or its subsidiaries.

We intend to prepay $         aggregate principal amount of                      and pay any related make-whole premium with the proceeds of this offering. See “Use of Proceeds.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering and after giving effect to the Corporate Conversion, we will have outstanding an aggregate of            shares of common stock. Additionally, we will have            options outstanding, which are exercisable into            shares of common stock. Of these shares, all of the            shares of common stock to be sold in this offering (or            shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of Roark, certain of our other existing stockholders and all of our directors and officers have agreed not to sell any common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see “Underwriters” for a description of these lock-up provisions. Certain underwriters, as described in “Underwriters”, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Equity Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Following this offering, and subject to the lock-up agreements, our Principal Stockholder will be entitled to certain rights with respect to the registration of the sale of its shares of our common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and existing and proposed Treasury regulations promulgated under the Code, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or a court will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses Non-U.S. Holders that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, partnerships and other pass-through entities, financial institutions, regulated investment companies, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, Non-U.S. Holders subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement, and “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.” However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under such treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income (as defined below), in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources, provided you have timely filed your U.S. federal income tax return with respect to such losses; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for such common stock, in which case, subject to the exception set forth in the third sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes. In the event that we are determined to be a USRPHC, gain arising from the sale, exchange or other taxable disposition of our common stock by a Non-U.S. Holder will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock and our common stock was “regularly traded” (as defined by applicable Treasury regulations) on an established securities market during such period.

U.S. Trade or Business Income

For purposes of this discussion, dividends paid in respect of our common stock and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such dividends or gain is effectively connected with your conduct of a trade or business within the United States and (ii) you are eligible for the benefits of an applicable income tax treaty and such treaty requires that such dividends or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the exception set forth above in the last sentence of the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, a Non-U.S. Holder’s U.S. trade or business income is not subject to U.S. federal withholding tax (provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, the Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a United States person) on the Non-U.S. Holder’s U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividends paid in respect of our common stock that is subject to U.S. federal withholding tax or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI (or, in each case, a successor form) or otherwise establish an exemption, and the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and, depending on the circumstances, backup withholding unless you certify as to your non-U.S. status under penalties of perjury by providing the certification described above to the broker or otherwise establish an exemption, and the broker does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a broker that is either a United States person or a U.S. related financial intermediary, information reporting and, depending on the circumstances, backup withholding will apply on the payment unless the broker has documentary evidence, such as the certifications described above, in its files certifying that the Non-U.S. Holder is not a United States person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), “foreign financial institutions” and “non-financial foreign entities” (each as defined in the Code) that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on certain types of U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or non-financial foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include dividends on, or (subject to the proposed Treasury regulations discussed below) gross proceeds from the disposition of, our common stock paid to a foreign financial institution or non-financial foreign entity. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Withholding under FATCA currently applies to dividends paid in respect of our common stock. Proposed Treasury regulations, the preamble to which state that they can be relied upon until final Treasury regulations are issued, exempt from FATCA withholding gross proceeds from the dispositions of stock. To prevent withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on             under the trading symbol “DRVN.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of (i) Morgan Stanley & Co. LLC and (ii) any one of BofA Securities, Inc. or Goldman Sachs & Co. LLC, on behalf of the underwriters, which such consent shall only be provided after notice of any request for release or waiver of the following restrictions is provided to each of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of (i) Morgan Stanley & Co. LLC and (ii) any one of BofA Securities, Inc. or Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to, among other exclusions:

•	the sale of shares of common stock to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Following notice delivered to each of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC of any request for release or waiver of the foregoing restrictions, Morgan Stanley & Co. LLC and, together with any one of BofA Securities, Inc. or Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering of our common stock to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of RC Driven Holdings LLC as of December 28, 2019 and December 29, 2018 and for the years then ended included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You can also review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members

RC Driven Holdings LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of RC Driven Holdings LLC (a Delaware limited liability corporation) and subsidiaries (the “Company”) as of December 28, 2019 and December 29, 2018, the related consolidated statements of operations, comprehensive income, changes in members’ equity, and cash flows for each of the years ended December 28, 2019 and December 29, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for the years ended December 28, 2019 and December 29, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

GRANT THORNTON LLP

We have served as the Company’s auditor since 2009.

Charlotte, North Carolina

March 26, 2020 (except Note 7, as to which the date is XXX)

The foregoing auditor’s report is in the form that will be signed upon issuance of the financial statements, which include the date of change in segments as described in Note 7 to the financial statements.

/s/ Grant Thornton LLP

Charlotte, North Carolina

March 26, 2020

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

in thousands (except per share information)	December 28, 2019		December 29, 2018
Revenue:
Franchise royalties and fees		$114,872		$108,040
Company-operated store sales		335,137		233,932
Advertising contributions		66,270		72,792
Supply and other revenue		83,994		77,951

Total revenue		600,273		492,715
Operating Expenses:
Company-operated store expenses		218,988		159,244
Advertising expenses		69,779		74,996
Supply and other expenses		57,700		52,653
Selling, general, and administrative expenses		142,249		125,763
Acquisition costs		11,595		—
Store opening costs		5,721		2,045
Depreciation and amortization		24,220		19,846

Operating income		70,021		58,168
Interest expense, net		56,846		41,758
Loss on debt extinguishment		595		6,543

Income before taxes		12,580		9,867
Income tax expense		4,830		2,805

Net income		$7,750		$7,062

Net income attributable to non-controlling interest		$19		$—

Net income attributable to RC Driven Holdings LLC		$7,731		$7,062

Earnings per share:
Basic and diluted		$7,731		$7,062
Weighted average shares outstanding
Basic and diluted		$1,000		$1,000
Pro forma earnings per share (unaudited)
Basic and diluted	$		$

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands	December 28, 2019	December 29, 2018
Net income	$7,750	$7,062
Foreign currency translation adjustment	4,726	(3,322)

Comprehensive income, net	12,476	3,740
Comprehensive income attributable to non-controlling interest	19	—

Comprehensive income, net attributable to RC Driven Holdings LLC	$12,457	$3,740

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

in thousands	December 28, 2019	December 29, 2018
Assets
Current assets:
Cash and cash equivalents	$34,935	$37,530
Accounts and notes receivable, net	74,131	42,073
Inventory	26,149	8,493
Prepaid and other assets	14,491	11,196
Income tax receivable	4,607	1,125
Advertising fund assets, restricted	31,011	19,777

Total current assets	185,324	120,194
Notes receivable, net	7,178	889
Property and equipment, net	134,381	92,699
Deferred commissions	6,721	4,763
Intangibles, net	672,017	500,130
Goodwill	870,619	588,244

Total assets	$1,876,240	$1,306,919

Liabilities and members’ equity
Current liabilities:
Accounts payable	$58,917	$31,268
Accrued expenses and other liabilities	66,035	40,935
Current portion of long term debt	13,050	7,300
Advertising fund liabilities	20,825	11,035

Total current liabilities	158,827	90,538
Long-term debt	1,301,913	693,931
Deferred tax liabilities	111,355	76,400
Deferred revenue	14,267	8,363

Total liabilities	1,586,362	869,232
Members’ equity	284,788	438,787
Accumulated other comprehensive income (loss)	3,626	(1,100)

Total members’ equity attributable to RC Driven Holdings LLC	288,414	437,687

Non-controlling interest	1,464	—

Total members’ equity	289,878	437,687

Total liabilities and members’ equity	$1,876,240	$1,306,919

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

in thousands	Members’ Equity	Accumulated other comprehensive (loss) income	Non-Controlling Interest	Total equity
Balance as of December 30, 2017	$483,320	$2,222	$—	$485,542

Equity-based compensation expense	1,195	—	—	1,195
Net income	7,062	—	—	7,062
Contributions	1,050	—	—	1,050
Dividend to Driven Investor, LLC	(52,987)	—	—	(52,987)
Cumulative effect adjustment due to ASU 2014-09	(853)	—	—	(853)
Foreign currency translation adjustment	—	(3,322)	—	(3,322)

Balance as of December 29, 2018	$438,787	$(1,100)	$—	$437,687

Equity-based compensation expense	1,195	—	—	1,195
Net income	7,731	—	19	7,750
Contributions	75	—	—	75
Dividend to Driven Investor, LLC	(163,000)	—	—	(163,000)
Acquisition of subsidiary with non-controlling interest	—	—	1,445	1,445
Foreign currency translation adjustment	—	4,726	—	4,726

Balance as of December 28, 2019	$284,788	$3,626	$1,464	$289,878

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands (except per share information)	December 28, 2019	December 29, 2018
Cash flows from operating activities:
Net income	$7,750	$7,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,220	19,846
Bad debt expense	1,685	525
Loss on sale or disposal of assets	562	2,364
Loss on debt extinguishment	595	6,543
Amortization of deferred financing costs	3,682	2,660
Provision from deferred income taxes	3,169	2,288
Equity-based compensation expense	1,195	1,195
Changes in assets and liabilities:
Accounts and notes receivable, net	(7,173)	2,148
Inventory	(5,452)	(269)
Prepaid and other assets	(2,313)	(1,225)
Advertising fund assets and liabilities, restricted	6,492	(5,224)
Deferred commissions	(1,958)	(1,444)
Deferred revenue	2,524	1,405
Accounts payable	13,849	(9,099)
Accrued expenses and other liabilities	(7,617)	10,953
Income tax receivable	162	(975)

Net cash provided by operating activities	41,372	38,753
Cash flows from investing activities:
Purchases of property and equipment	(28,230)	(22,158)
Cash used in business acquisitions, net of cash acquired	(454,193)	—
Proceeds from sale of company-operated stores	—	4,359

Net cash used in investing activities	(482,423)	(17,799)
Cash flows from financing activities:
Payment of debt issuance cost	(14,056)	(7,046)
Proceeds from the issuance of long-term debt	575,000	272,978
Repayment of long-term debt	(10,988)	(197,776)
Proceeds from revolving lines of credit, net of repayments	59,499	(19,600)
Contributions	75	1,050
Contingent earnout payment	—	(6,112)
Distribution to Driven Investor LLC	(163,000)	(52,987)

Net cash provided by (used in) financing activities	446,530	(9,493)
Effect of exchange rate changes on cash	(120)	192
Net change in cash, cash equivalents and restricted cash included in advertising fund assets	5,359	11,653

Cash and cash equivalents, beginning of period	37,530	25,743
Restricted cash included in advertising fund assets, beginning of period	15,137	15,270
Cash, cash equivalents, and restricted cash included in advertising fund assets, beginning of period	52,667	41,013

Cash and cash equivalents, end of period	34,935	37,530
Restricted cash included in advertising fund assets, end of period	23,091	15,137

Cash, cash equivalents, and restricted cash included in advertising fund assets, end of period	$58,026	$52,667

Supplemental cash flow disclosures - non-cash items:
Accrued capital expenditures	$8,782	$896
Capital leases	$2,191	$—
Contingent consideration	$2,880	$—
Sale leaseback	$30,929	$—
Supplemental cash flow disclosures - cash paid for:
Interest	$51,209	$40,017
Income taxes	$1,767	$1,033

Dividends per share
Weighted average shares outstanding	$1,000	$1,000
Basic and diluted	$163,000	$52,987

The accompanying notes are an integral part of these consolidated financial statements.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business

RC Driven Holdings LLC and Subsidiaries (collectively referred to as the “Company”) is the parent holding company of Driven Brands, Inc. (“Driven Brands”).

Driven Brands is a large and diversified automotive services company in North America with a highly-franchised base of more than 3,100 franchised and company-operated locations across 49 U.S. states and all 10 Canadian provinces. The Company operates a scaled automotive services platform that fulfills retail and commercial customer automotive needs, including paint, collision, glass, vehicle repair, oil change and maintenance. Approximately 84% of the Company’s locations are franchised.

The Company has a portfolio of highly recognized brands, including ABRA, CARSTAR, Maaco, Meineke, and Take 5 that compete in the automotive services industry.

Basis of Presentation

The Company’s fiscal year ends on the last Saturday in December each year. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Both fiscal periods ended December 28, 2019 and December 29, 2018, were 52-week periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

Franchise royalties and fees

Franchisees are required to pay an upfront license fee prior to the opening of a location. Additionally, franchisees may sign a separate development agreement and pay an upfront development fee. The development agreement gives the franchisee the right to open additional locations in an agreed upon territory. The initial license and development payments received are recognized ratably over the life of the franchise and development agreements, respectively. Initial license and development fees recognized are $2 million and $1 million in 2019 and 2018, respectively.

The franchisee receives access and rights to intellectual property for the duration of the respective franchise agreement. Franchisees also pay continuing royalty fees, at least monthly, based on a percentage of the store level retail sales or a flat amount, depending on the brand. The royalty income is recognized as the underlying sales occur.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company-operated stores

Company-operated store sales are recognized, net of sales discounts, upon delivery of services and the service-related product. Sales discounts on company-operated store sales are recorded in the period in which the related sale is recognized and were $34 million and $27 million in 2019 and 2018, respectively.

Advertising contributions and expenses

Franchisees are generally required to contribute advertising dollars according to the terms of their respective contract (either a percentage of sales or a defined periodic fixed amount) to their brand’s advertising fund, which are used for, among other activities, advertising the brand on a national and local basis, as determined by the brand’s franchisor. Advertising fund contributions are recognized as revenue as the underlying sales occur or on a scheduled basis for franchisees on a fixed arrangement. Revenues and expenses related to advertising fund contributions and advertising fund expenses are reported on a gross basis in the Company’s consolidated statements of operations.

In the event an advertising fund’s contributions exceed related advertising fund expenditures in a period (a “surplus”), advertising fund expenditures are accrued up to the amount of contributions and an accrued liability is recognized in the consolidated balance sheet. Any excess of an advertising fund’s expenditures over its respective contributions reduce net income to the extent a prior year cumulative surplus does not exist.

Franchisees make advertising contributions to their respective funds, which the Company administers. Meineke franchisees make their contributions to either the U.S. or Canadian Meineke Advertising Fund (the MAFs). The U.S fund for Meineke is a revocable trust administered by a third-party trustee, while the Canadian fund for Meineke is administered directly by the Company. The advertising related assets and liabilities are considered restricted and disclosed on the Company’s accompanying consolidated balance sheets.

In conjunction with the administration and placement of the advertising funds, the Company receives an administrative fee, commission or reimbursement of certain expenses directly associated with its services in accordance with the respective franchise agreement. These amounts are included in the Company’s accompanying consolidated statements of operations as other revenue.

Supply and other revenues

Supply and other revenue includes revenue related to product sales, vendor incentive revenue, insurance licensing fees, store leases, software maintenance fees and automotive training services revenue. Supply and other revenue is recognized once title of goods is transferred to franchisees, as the sales of the related products occur, or ratably. Insurance licensing fee revenue is generated when the Company is acting as an agent on behalf of its franchisees and is recognized once title of goods is transferred to franchisees. The insurance license revenue is presented net of any related expense with any residual revenue reflecting the management fee the Company charges for the program. Vendor incentive revenue is recognized as sales of the related product occur. Store lease revenue is recognized ratably over the underlying property lease term. Software maintenance fee revenue is recognized monthly in connection with providing and servicing software. Automotive training services are provided to third party shop owner/operators in accordance with agreed upon contract terms. These contracts may be for one-time shop visits or agreements to receive access to education and training programs for three to four years. For one-time shop visits, revenue is recognized at the time the service is rendered. For the three and four year education and training contracts, revenue is recognized ratably over the contract term.

Refer to the “Recent Accounting Pronouncements” subtopic below for further detail regarding revenue recognition.

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Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. The Company records contract assets for the incremental costs of obtaining a contract with a customer if it expects the benefit of those costs to be longer than one year and if such costs are material. Commission expenses, a primary cost associated with the sale of franchise licenses, are amortized to selling, general and administrative expenses in the consolidated statements of operations ratably over the life of the associated franchise agreement.

Capitalized costs to obtain a contract as of December 28, 2019 and December 29, 2018 were $7 million and $5 million, respectively and were presented within deferred commissions on the consolidated balance sheet. The Company amortized less than $1 million in costs associated with the sale of the licenses in 2019 and 2018, respectively.

Contract Balances

The Company generally records a contract liability when cash is provided for a contract with a customer and the Company has not yet performed their obligation. This includes cash payments for initial franchise and development fees as well as upfront payments on shop owner consulting contracts. Franchise and development fees and shop owner consulting contract payments are recognized over the life of the agreement, which range from five to twenty and three to four year terms, respectively.

The Company has contract liabilities of $14 million and $8 million as of December 28, 2019 and December 29, 2018, respectively, which are presented within deferred revenue on the consolidated balance sheet.

The Company amortized $2 million and $1 million in initial license and development fees in 2019 and 2018, respectively. The Company also amortized less than $1 million in upfront payments on shop owner consulting contracts in 2019 and 2018. Initial license and development fees are included in franchise royalties and fees in the consolidated statement of operations. Shop owner consulting contract revenue is included in supply and other revenues in the consolidated statement of operations.

Company-Operated Store Expenses

Company-operated store expenses consist of payroll and benefit costs for services employees at company-operated locations, rent, costs associated with procuring materials from suppliers, and other store-level operating costs. The Company receives volume rebates based on a variety of factors which are included in accounts receivable on the accompanying consolidated balance sheet and accounted for as a reduction of company-operated store expenses as they are earned. Sales discounts received from suppliers are recorded as a reduction of the cost of inventory. Advanced rebates are included in accrued expenses and other liabilities on the accompanying consolidated balance sheet and are accounted for as a reduction of company-operated store expenses as they are earned over the term of the supply agreement. Additionally, the Company includes subleasing expense associated with the subleasing of store buildings to franchisees within the Supply and other line on the statement of operations.

Store Opening Costs

Store opening costs consist of employee, facility, and grand opening marketing costs that company-operated stores incur prior to opening. The Company typically incurs store opening costs when opening new company-operated stores and when converting independently branded, acquired company-operated stores to one of its brands. These expenses are charged to expense as incurred.

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Advertising Costs

Advertising costs of the Company, exclusive of the expenditures within the advertising funds, are expensed as incurred or the first time an advertisement takes place depending on the nature of the advertising expense. Advertising costs totaled $1 million and $8 million in the year 2019 and 2018, respectively, and are included in selling, general, and administrative expenses on the accompanying consolidated statements of operations.

Equity-based Compensation

The Company recognizes expense related to equity-based compensation awards over the service period (generally the vesting period) in the consolidated financial statements based on the estimated fair value of the award on the grant-date.

Cash and Cash Equivalents

Cash equivalents consist of demand deposits and short-term, highly liquid investments with original maturities of three months or less. These investments are carried at cost, which approximates fair value.

The Company maintains cash balances in non-interest-bearing transaction accounts with various financial institutions, which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250 thousand and Canada Deposit Insurance Corporation (“CDIC”) up to $100 thousand in Canadian dollars. Although the Company maintains balances that exceed the federally insured limit, the Company has not experienced any losses related to this balance, and the Company believes credit risk to be minimal.

The Company had $7 million and $8 million in cash and cash equivalents placed in Canadian financial institutions as of December 28, 2019 and December 29, 2018, respectively.

Accounts and Notes Receivable, net

The Company’s accounts receivable consists principally of amounts due related to equipment sales, supply sales, centrally billed fleet work, centrally billed insurance claims, advertising, franchise fees, rent and training services. Accounts receivable are reported at their estimated net realizable value.

Notes receivable are primarily from franchisees and relate to financing arrangements for certain past due balances or to partially finance the acquisition of company-operated stores or refranchising locations. The notes are typically collateralized by the assets of the store being purchased. Interest income recognized on these notes is included in interest expense, net on the accompanying consolidated statements of operations. The Company places notes receivable on a nonaccrual status based on management’s determination if it is probable that the principal balance is not expected to be repaid per the contractual terms. When the Company places a note receivable on a nonaccrual status, interest or fee income ceases to be recognized. The Company also has financing arrangements for membership training programs that require upfront payments. These notes are factored to external financial institutions and are full recourse. As of December 28, 2019, the Company had approximately $4 million in factored notes receivable.

Accounts and notes receivable are reported at their estimated net realizable value. The Company records an allowance for doubtful accounts equal to the estimated uncollectible amounts of accounts and notes receivable. Management determines the allowance by considering a number of factors, including the length of time trade accounts receivable and notes receivable are past due, the Company’s previous loss history, the customers’

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current ability to pay their obligations to the Company and the condition of the general economy and the industry as a whole. Receivables are written-off based on individual credit evaluation and specific circumstances of the franchisee and customer. Management has established an allowance for doubtful accounts of $14 million as of December 28, 2019 and December 29, 2018.

Inventory

Inventory is stated at the lower of cost, as determined by the first-in, first-out method, or net realizable value. The Company primarily purchases its oil, lubricants, and auto glass in bulk quantities to take advantage of volume discounts and to ensure inventory availability to complete services. Inventories are presented net of volume rebates.

Store Rental Agreements

Certain of the Company’s subsidiaries are parties to leasing and subleasing agreements with third parties and their franchisees, respectively. The minimum rentals associated with these agreements are recognized as expense and income on a straight-line basis over the terms of the agreements.

Property and Equipment, net

Property and equipment is recorded at cost. Maintenance and repair costs are expensed as incurred. Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the respective assets.

The average lives used in computing depreciation are as follows:

Furniture and fixtures	5 to 8 years
Computer equipment and software	3 years
Store equipment	2 to 10 years
Leasehold improvements	5 to 15 years
Vehicles	5 years
Buildings	30 years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If forecasted undiscounted cash flows to be generated by the asset are not expected to recover the asset’s carrying value, an impairment charge is recorded for the excess of the asset’s carrying value over its estimated fair value. The Company did not record any impairment losses on long-lived assets in 2019 or 2018.

Intangible Assets Including Goodwill

Intangible assets represent trademarks, franchise agreements, license agreements, membership agreements, customer relationships, developed technology, favorable lease assets, and unfavorable lease liabilities. Intangible assets with an indefinite useful life are not amortized. Amortizable intangible assets are tested for impairment if events occur that suggest the assets might be impaired. The Company believes no impairment existed in 2019 and 2018.

The Company tests goodwill and indefinite lived intangible assets for impairment annually as of the first day of its fiscal fourth quarter. Furthermore, goodwill and indefinite lived intangible assets are required to be

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tested for impairment on an interim basis if an event or circumstance indicates that it is more-likely-than-not an impairment loss has occurred. Goodwill is quantitatively evaluated for impairment by comparing the estimated fair value of a reporting unit to its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by segment management. Reporting units are identified at the level, or at one level below, the Company’s operating segments. If the fair value of the reporting unit is less than the carrying value, a goodwill impairment loss is recorded as the amount by which the carrying amount exceeds fair value, not to exceed the total amount of goodwill. The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record impairment charges in the future. Based on its most recent analysis, the Company believes no impairment existed in 2019 and 2018.

Fair Value Measurements

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date,

Level 2:	Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3:	Inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company estimates the fair values of financial instruments using available market information and appropriate valuation methodologies. The carrying amount for cash and cash equivalents, accounts receivable, inventory, other current assets, accounts payable and accrued expenses approximate fair value because of their short maturities. The notes receivable carrying value also approximates fair value due to interest rates that approximate market rates for agreements with similar maturities and credit quality. All of the Company’s financial assets fall under the Level 1 hierarchy defined above, as of December 28, 2019 and December 29, 2018.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effects on deferred tax assets and liabilities of subsequent changes in the tax laws and rates are recognized in income during the year the changes are enacted.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

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The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized on the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. The Company records any interest and penalties associated as additional income tax expense in the consolidated statements of operations.

Deferred Financing Costs

The costs related to the issuance of debt are presented in the balance sheet as a direct deduction from the carrying amount of that debt and amortized over the terms of the related debt agreements as interest expense using the effective interest method.

Insurance Reserves

The Company is partially self-insured for employee medical coverage. The Company records a liability for the ultimate settlement of claims incurred as of the balance sheet date based upon estimates provided by the third-party that administers the claims on the Company’s behalf. The Company also reviews historical payment trends and knowledge of specific claims in determining the reasonableness of the reserve. Adjustments to the reserve are made when the facts and circumstances of the underlying claims change. If the actual settlements of the medical claims are greater than the estimated amount, additional expense will be recognized.

Foreign Currency Translation

The Company’s revenue, other than those of its Canadian subsidiaries, is denominated in U.S. dollars. For the Company’s Canadian subsidiaries, assets and liabilities, including intercompany loans, are translated at exchange rates prevailing on the balance sheet date, and income and expense accounts are translated at average exchange rates for the respective periods. Currency translation adjustments are included as the Company’s only activity within accumulated other comprehensive (loss) income.

Sales Taxes

The states and municipalities in which the Company operates impose sales tax on all of the Company’s nonexempt revenue. The Company collects the sales tax from its customers and remits the entire amount to the appropriate taxing authority. The Company’s policy is to exclude the tax collected and remitted from net revenue and direct costs. The Company accrues sales tax liabilities as it records sales, maintaining the amount owed to the taxing authorities in accrued expenses and other liabilities in the consolidated balance sheet.

Recent Accounting Pronouncements

To Be Adopted

The Company has considered all new accounting pronouncements issued by the FASB and concluded the following accounting pronouncements may have a material impact on its consolidated financial statements or represent accounting pronouncements for which the Company has not yet completed its assessment.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires companies to

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measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In accordance with effective adoption dates for private company and emerging growth companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still assessing the impact of adopting this standard will have on its consolidated financial statements and disclosures.

In February 2016, the FASB issued (ASU) No. 2016-02 “Leases (Topic 842)”, which introduces a lessee model that brings substantially all leases onto the balance sheet and targeted changes for lessor accounting. Under the new standard, a lessee will recognize on its balance sheet a lease liability and a right-of-use asset for all leases, including operating leases, with a term greater than 12 months. The new standard will also distinguish leases as either finance leases or operating leases. This distinction will affect how leases are measured and presented in the income statement and statement of cash flows. ASU No. 2016-02 is effective for private companies and emerging growth public companies for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. The Company is still assessing the potential impact the standard will have on its consolidated financial statements and disclosures.

Adopted

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): “Scope of Modification Accounting.” This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. Under the new standard, modification accounting applies unless all the following conditions do not change: (i) the fair value of the award, (ii) the vesting conditions of the award and, and (iii) the classification of the award. Generally speaking, modification accounting requires an entity to calculate and recognize the incremental fair value of the modified award as compensation cost on the date of modification (for a vested award) or over the remaining service period (for an unvested award). This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period; however, early adoption is permitted when adopted. The impact of this guidance is dependent on future modifications, if any, to the Company’s share-based payment awards.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” that revises the definition of a business. The amendments provide an initial screen that when substantially all of the fair value of the gross assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities would not represent a business. If the screen is not met, the set must include an input and a substantive process that together significantly contribute to the ability to create outputs for the set to represent a business. The amendment also narrows the definition of the term output and requires the transfer of an organized work force when outputs do not exist. The amended guidance may result in more transactions being accounted for as assets in the future with the impact to results of operations dependent on the individual facts and circumstances of each transaction. The Company adopted this standard prospectively beginning on December 30, 2018 and it did not result in a material impact on the consolidated financial statements or disclosures.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)”, as amended, to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The standard allows for either a full retrospective or modified retrospective transition method. In April 2016, the FASB issued ASU 2016-08 to clarify the implementation of ASU 2014-09. The guidance in ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15,

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2019. Early adoption is permitted beginning after December 15, 2016, including interim reporting periods within that reporting period. As such, the Company early adopted this standard using the modified retrospective method, effective December 31, 2017. This method allows the standard to be applied retrospectively through a cumulative catch up adjustment recognized upon adoption. The Company early adopted this standard during the annual period beginning on December 31, 2017.

Upon assessing the cumulative effect of adoption on franchise fees, it was deemed the ASU had an immaterial impact on the Company’s financial results and the opening balance as of the first day of fiscal year 2018.

Adjustments were made related to presentation of advertising contributions on the consolidated statement of operations. These presentation adjustments did not have an impact on the net income recognized. The Company recorded a cumulative effect adjustment related to the adoption of Topic 606 of approximately $900 thousand to beginning retained earnings in 2018.

Franchise and Membership Fees

Franchise and Membership fees are recognized over the term of the related franchise license or membership agreement for the respective location, which results in a deferral of revenue recognized for initial franchise fees, renewal fees and prepaid membership fees. The new guidance did not have an impact on the timing of royalty income recognition, which is recognized as the respective sales occur.

Advertising Funds

Topic 606 requires advertising fund contributions and expenditures to be reported on a gross basis in the consolidated statements of operations, which has an impact on our total revenues and expenses. In the event an advertising fund’s contributions exceed related advertising fund expenditures in a period, advertising fund expenditures are accrued up to the amount of contributions and an accrued liability is recognized in the consolidated balance sheets. Any fund’s excess of advertising expenditures over contributions reduce net income to the extent a prior year cumulative surplus does not exist.

The Company incurred a net loss within the consolidated statements of operations of approximately $4 million and $2 million in 2019 and 2018, respectively, for advertising funds whose expenditures exceeded contributions.

Approximately $5 million and $2 million of advertising fund liabilities relate to advertising funds in a cumulative surplus position as of December 28, 2019 and December 29, 2018, respectively. Approximately $23 million and $15 million of advertising fund assets related to restricted cash balances as of December 28, 2019 and December 29, 2018.

Note 2—Business Combinations and Divestitures

The Company acquires strategic investments to increase its footprint and offer products and services that diversify its existing offerings. The Company has assumed certain obligations as part of its various acquisitions. These acquisitions are accounted for as business combinations using the acquisition method, whereby the purchase price is allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of the acquisition.

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Acquisitions

On November 14, 2019, the Company acquired a controlling financial interest of the Clairus Group (“Clairus”) for $214 million, net of cash of approximately $5 million, to enter into the glass services business (“Clairus Acquisition”). The Clairus Acquisition resulted in the Company acquiring 35 company-operated locations, 205 franchise locations, and 22 distribution centers. Clairus has one business unit that is included in the Paint, Collision & Glass segment (“Uniban”) and one business unit that is included in the Platform Services segment (“PH Vitres D’ Autos”).

On November 5, 2019, the Company acquired 100% of the outstanding equity of Automotive Training Institute, Inc. (“ATI”) for $52 million, net of cash of approximately $1 million, to enter into the automotive training services business (“ATI Acquisition”). The ATI Acquisition was treated as an asset transaction for tax purposes.

On October 1, 2019, the Company acquired 100% of the outstanding equity of ABRA Auto Body & Glass GP LLC, ABRA Auto Body & Glass LP, and ABRA Automotive Systems LP (collectively, “ABRA Group”) for $53 million to increase the Company’s collision services footprint (“ABRA Acquisition”). The ABRA Acquisition was treated as an asset transaction for tax purposes. The ABRA Acquisition resulted in the Company acquiring 55 franchise locations.

On March 1, 2019, the Company acquired 100% of the outstanding equity of Ontario Auto Collision (Mountain) Limited and Ontario Auto Collision Limited (collectively, “Carstar Stores”) for $23 million as part of an asset purchase transaction to increase the Company’s collision services footprint (“Carstar Acquisition”). Included in the purchase consideration was $2 million related to a contingent earnout payment to the previous owners, which is also included in accrued expenses and other liabilities as of December 28, 2019. The contingency is based on Carstar attaining certain earnings targets, as defined in the purchase agreement. Based on actual Carstar earnings through December 31, 2019, the Company anticipates the full amount of the earnout to be paid. The Carstar Acquisition resulted in the Company acquiring 2 company-operated centers.

During 2019, the Company completed eight additional business acquisitions, each individually immaterial, which represent tuck-in acquisitions within the Company’s Maintenance segment (“Other Maintenance Acquisitions”). In connection with one of these acquisitions, the Company purchased real property, and subsequently sold the real property to independent third-parties at the fair value price paid by the Company, $31 million. This real property was leased back, resulting in no gain or loss on the sale leaseback transaction. The lease commitment related to this sale leaseback transaction is approximately $2 million per year, for a total commitment of $46 million. Included in the purchase consideration was $1 million related to a contingent earnout payment due to the previous owners. Up to $1 million of contingent consideration will be paid upon construction of one location (The Ashford Build). As such, the Company has included $1 million in accrued expenses and other liabilities as of December 28, 2019. Aggregate consideration paid for these acquisitions, net of cash acquired, was approximately $117 million, and each acquisition was treated as an asset transaction for tax purposes.

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The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition (preliminary for Clairus and ATI) as well as the acquired businesses’ impact on consolidated results in the year of acquisition:

$ (in thousands)	ATI	Clairus	ABRA Group	Carstar Stores	Other Maintenance	Total Purchase Price Allocation for Acquisitions
Assets acquired:
Accounts and notes receivable	$8,078	$22,949	$648	$—	$509	$32,184
Prepaid and other assets	320	695	—	—	—	1,015
Income tax receivable	—	3,227	—	—	—	3,227
Inventory	—	9,880	—	108	2,539	12,527
Property and equipment	262	6,241	1,645	525	6,980	15,653
Intangibles	18,200	124,661	38,000	—	—	180,861

Total identifiable assets	26,860	167,653	40,293	633	10,028	245,467
Goodwill	35,850	100,282	12,440	21,927	109,268	279,767

Total assets acquired	62,710	267,935	52,733	22,560	119,296	525,234

Liabilities assumed:
Accrued expenses and other liabilities	7,038	7,622	202	—	2,409	17,271
Accounts payable	722	13,181	76	—	—	13,979
Deferred tax liabilities	—	32,175	—	—	—	32,175
Deferred revenue	3,291	—	—	—	—	3,291

Total liabilities assumed	11,051	52,978	278	—	2,409	66,716
Non-controlling interest (if applicable)	—	1,445	—	—	—	1,445

Purchase consideration, net	$51,659	$213,512	$52,455	$22,560	$116,887	$457,073

Transaction costs (approx.)	1,000	3,000	1,000	1,000	6,000	12,000
Acquiree amounts included in:
Total revenue	4,854	9,737	1,501	10,652	54,578	81,322
Net income (loss) attributable to RC Driven Holdings	1,386	(3,237)	469	2,671	7,869	9,158
Reportable segment(s)	Platform Services	Paint, Collision & Glass and Platform Services	Paint, Collision & Glass	Paint, Collision & Glass	Maintenance

The purchase accounting allocations above were determined based upon estimates of fair value. Based on the timing of the Clairus and ATI acquisitions, the preliminary estimates associated with the respective purchase accounting is expected to be finalized in 2020. The assumptions used in these preliminary allocations are pending completion and subject to change. The effect of any changes could be significant.

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Supplemental pro forma unaudited information

The following unaudited pro forma information presents estimated combined results of the Company as if the acquisitions of Clairus and ATI had occurred on December 31, 2017:

$ (in thousands)	December 28, 2019	December 29, 2018
Total revenue	$696,315	$583,943
Net income attributable to RC Driven Holdings	$19,012	$14,028

The combined pro forma financial information in 2019 has been adjusted to exclude $10 million of expenses related to one-time transaction costs.

Divestures and asset retirements

On December 14, 2018, the Company sold the assets of a 1-800-Radiator business, Skidpad Enterprises, Inc. to an unrelated third party for approximately $3 million. The sale resulted in a loss on sale of assets of approximately $100 thousand, which is recorded within selling, general, and administrative expenses within the consolidated statements of operations. The Company received final consideration for all outstanding amounts due from the purchaser during the 2019.

During December 2018, the Company closed two 1-800-Radiator warehouses. As a result of these closures, the Company wrote off approximately $2 million in net assets which is recorded within selling, general, and administrative expenses within the consolidated statements of operations. As of December 28, 2019, there were no remaining assets or liabilities.

On May 18, 2018, the Company sold nine company-owned Meineke shops to an unrelated third party for approximately $200 thousand. The Company remains on the master leases for these nine locations. As of December 29, 2019 and December 29, 2018, the Company established a reserve for approximately $4 million for the net sublease liability for these nine locations and recorded this liability within accrued expenses and other liabilities on the consolidated balance sheets.

Note 3—Accounts and Notes Receivable, net

in thousands	December 28, 2019	December 29, 2018
Trade	$46,165	$19,637
Franchise royalties and fees	19,000	15,160
Notes receivable	13,291	7,659
Other	16,957	14,276

Total receivables	95,413	56,732
Allowance for doubtful accounts	(14,104)	(13,770)
Current portion	(74,131)	(42,073)

Notes receivable, long term	$7,178	$889

in thousands	Balance beginning of year	Additions	Deductions	Balance End of Year
Allowance for doubtful accounts
December 28, 2019	$13,770	$1,685	$1,351	$14,104
December 29, 2018	$16,590	525	3,345	$13,770

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The Company recognized interest income from notes receivable of less than $1 million in 2019 and 2018.

Note 4—Property and Equipment, net

in thousands	December 28, 2019	December 29, 2018
Furniture and fixtures	$13,636	$8,883
Computer equipment and software	18,014	12,018
Shop equipment	15,111	9,300
Leasehold improvements	93,625	68,664
Capital leases	2,191	—
Vehicles	1,853	1,310
Buildings and land	7,293	6,410
Construction in process	18,987	9,537

Total property and equipment	170,710	116,122
Less—accumulated depreciation	(36,329)	(23,423)

Total property and equipment, net	$134,381	$92,699

Depreciation expense was $13 million and $9 million in year 2019 and 2018, respectively.

Note 5—Goodwill and Intangible Assets

	Amortizable Intangibles							Indefinite- lived
	Franchise Agreements	License Agreements	Membership Agreements	Customer Relationships	Developed Technology	Leases	Trademarks	Trademarks	Total Intangibles	Goodwill
December 29, 2018 balance
Gross carrying amount	$186,328	$3,000	$—	$—	$12,400	$9,691	$1,200	$325,646	$538,265	$588,244
Accumulated amortization	(25,088)	(534)	—	—	(8,828)	(2,485)	(1,200)	—	(38,135)	—

Net, December 29, 2018 balance	161,240	2,466	—	—	3,572	7,206	—	325,646	500,130	588,244

Additions	22,197	2,395	11,600	53,188	9,292	522	—	81,667	180,861	279,767
Amortization expense	(7,302)	(194)	(252)	(594)	(2,703)	(225)	—	—	(11,270)	—
Impact of foreign currency translation	518	31	—	697	107	(137)	—	1,080	2,296	2,608

Net, December 28, 2019 balance	$176,653	$4,698	$11,348	$53,291	$10,268	$7,366	$—	$408,393	$672,017	$870,619

Intangible assets with definite lives are being amortized on a straight-line basis over the estimated useful life of each asset, typically 20 to 30 years for franchise agreements, 13 to 20 years for license agreements, 7 to 18

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years for membership agreements, 12 to 18 years for customer relationships, 5 to 8 years for developed technology, and 1 to 45 years for leases. Amortization expense was $11 million and $11 million in for the years ended December 28, 2019 and December 29, 2018, respectively. The value of the lease related intangibles is based on a comparison of lease terms to available current market data for similar leases. These lease assets are being amortized on the declining balance method in accordance with the present value of their future cash flows. Amortization expense of these leases was less than $1 million for the years ended December 28, 2019, and December 29, 2018.

During 2019, the primary change in goodwill balance is due to acquisitions and foreign currency translation. The following table presents the changes in the carrying value of goodwill in 2019 and 2018 (in thousands):

in thousands
Balance as of December 30, 2017	$590,048
Foreign exchange	(1,804)

Balance as of December 29, 2018	588,244

Acquisitions	279,767
Foreign exchange	2,608

Balance as of December 28, 2019	$870,619

The Company identified two trademarks related to previously acquired businesses purchased during 2016 that began amortizing during 2017. The Company retired these trademarks as the locations were rebranded to Take 5 locations. As of December 29, 2018, all rebranding was completed and the remaining $600 thousand related to the trademarks were written off in 2018.

Amortization expense related to intangible assets for the next five fiscal years and thereafter is as follows:

in thousands
2020	$16,392
2021	15,270
2022	15,425
2023	15,413
2024	15,366
Thereafter	185,757

Total amortization	$263,623

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Long-term Debt

The Company’s long-term debt obligations consist of the following:

in thousands	December 28, 2019	December 29, 2018
Series 2019-1 Senior Notes, Class A-2	$297,000	—
Series 2019-2 Senior Notes, Class A-2	274,312	—
Series 2018-1 Senior Notes, Class A-2	270,188	272,938
Series 2016-1 Senior Notes, Class A-2	43,425	43,875
Series 2015-1 Senior Notes, Class A-2	392,575	396,675
Series 2019-3 Variable Funding Senior Notes, Class A-1	59,499	—

	1,336,999	713,488
Less: debt issuance cost	(22,036)	(12,257)
Less: current portion of long-term debt	(13,050)	(7,300)

Total long-term debt, net	$1,301,913	$693,931

Series 2019-1 Notes

On March 19, 2019, Driven Brands Funding, LLC (the Master Issuer), a wholly owned subsidiary of the Company, issued $300 million Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2 (2019-1 Senior Notes). $90 million of the proceeds of the issuance of the 2019-1 Senior Notes on the issuance day were used to fund a deposit into the 2019-1 Pre-Funding Account. The 2019-1 Pre-Funding Account is intended to be used to release amounts to the Master Issuer on account of its growth and to fund eligible acquisitions if certain covenant criteria were met. As of December 28, 2019, all proceeds from the 2019-1 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-1 Senior Notes have a final legal maturity date of April 20, 2049; however, they have an anticipated repayment date of April 20, 2026, with accrued interest paid quarterly. The 2019-1 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by Driven Funding Holdco, LLC, a wholly owned subsidiary of the Company, and various subsidiaries of the Master Issuer (collectively, the Securitization Entities). The Company capitalized $6 million of debt issuance costs related to the 2019-1 Senior Notes.

Series 2019-2 Notes

On September 17, 2019, the Master Issuer issued $275 million Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2 (2019-2 Senior Notes). $75 million of the proceeds of the issuance of the 2019-2 Senior Notes on the issuance day were used to fund a deposit into the 2019-2 Pre-Funding Account. The 2019-2 Pre-Funding Account is intended to be used to release amounts to the Master Issuer on account of its growth and to fund eligible acquisitions if certain criteria were met. As of December 28, 2019, all proceeds from the 2019-2 Pre-Funding Account were drawn based on growth, and the funds were used primarily to complete 2019 acquisitions. The 2019-2 Senior Notes have a final legal maturity date of October 20, 2049; however, they have an anticipated repayment date of October 20, 2026, with accrued interest paid quarterly. The 2019-2 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $6 million of debt issuance costs related to the 2019-2 Senior Notes.

Series 2018-1 Notes

On April 24, 2018, the Master Issuer issued $275 million Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2 (2018 Senior Notes). The 2018 Senior Notes have a final legal maturity date of April 20, 2048; however,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

they have an anticipated repayment date of April 20, 2025, with accrued interest paid quarterly. The 2018 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $7 million of debt issuance costs related to the 2018 Senior Notes.

Series 2016-1 Notes

On May 20, 2016, the Master Issuer issued $45 million Series 2016-1 6.125% Fixed Rate Senior Secured Notes, Class A-2 (2016 Senior Notes). The 2016 Senior Notes have a final legal maturity date of July 20, 2046; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2016 Senior Notes are secured by substantially all assets of the Master Issuer and are guaranteed by the Securitization Entities. The Company capitalized $2 million of debt issuance costs related to the 2016 Senior Notes.

Series 2015-1 Notes

On July 31, 2015, the Master Issuer issued $410 million Series 2015-1 5.216% Fixed Rate Senior Secured Notes, Class A-2 (2015 Senior Notes). The 2015 Senior Notes have a final legal maturity date of July 20, 2045; however, they have an anticipated repayment date of July 20, 2022, with accrued interest paid quarterly. The 2015 Senior Notes are secured by substantially all assets of the Master Issuer and guaranteed by Securitization Entities. The Company capitalized $9 million of debt issuance costs related to the 2015 Senior Notes.

Series 2019-3 Variable Funding Notes

On December 11, 2019, the Master Issuer issued Series 2019-3 Variable Funding Senior Notes, Class A-1 (2019-3 VFN), pursuant to a revolving commitment, in an amount up to $115 million. The 2019-3 VFN has a final legal maturity date of January 20, 2050. The commitment under the 2019-3 VFN expires on July 20, 2022 and is subject to three one-year extensions at the election of the manager of the Master Issuer, Driven Brands, Inc., The 2019-3 VFN is secured by substantially all assets of the Master Issuer and is guaranteed by the Securitization Entities. The Master Issuer may elect for interest under the 2019-3 VFN to equal either the Base Rate plus an applicable margin or the London Interbank Offering Rate (LIBOR) plus an applicable margin. The Company opted for the interest rate to be based initially on the LIBOR rate. As of December 28, 2019, the rate on the 2019-3 VFN was 3.968%, including the applicable margin. The Master Issuer has obtained an Interest Reserve Letter of Credit under the 2019-3 VFN in favor of Citibank, the indenture trustee, in the amount of $16 million to reserve against any shortfalls in interest on the Master Issuer’s long-term debt or commitment fees payable under the 2019-3 VFN. This Interest Reserve Letter of Credit replaced the Interest Reserve Letter of Credit issued upon the issuance of the 2019-2 Senior Notes. The Company capitalized $1 million of debt issuance costs related to the 2019-3 VFN. Total available and unused borrowings were $40 million as of December 28, 2019.

2019 Bridge Loan

On November 15, 2019, the Company established a Bridge Loan with a financial institution (Bridge Loan) in the amount of $20 million, which was used to help finance the Clairus Acquisition. The interest rate was based on the London Interbank Offering Rate (LIBOR) plus an applicable margin for the Bridge Loan. The Company capitalized $1 million of debt issuance costs related to the Bridge Loan. The Company extinguished the loan using the proceeds from the 2019-3 VFN on December 11, 2019. Approximately $1 million of debt issuance costs were written off to loss on debt extinguishment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Golub Credit Agreement

On March 30, 2016, the Company entered into a credit agreement with Golub Capital LLC (“Golub”). The credit agreement (“Golub Credit Agreement”) consisted of an $83 million term loan and a $10 million revolving line of credit. The Golub Credit Agreement, including the revolving line of credit, had a maturity date of March 30, 2022.

As part of the issuance of the 2018 Senior Notes, all outstanding debt related to the Golub Credit Agreement was paid down and the agreement was terminated. Approximately $5 million of debt issuance costs were written off to loss on debt extinguishment and approximately $2 million in breakage and legal fees were paid as part of terminating the Golub Credit Agreement.

Guarantees and Covenants of the Notes

Substantially all of the assets of the Company, including most of the domestic and certain of the foreign revenue-generating assets, which principally consist of franchise-related agreements, certain company-operated stores, certain product distribution agreements, intellectual property and license agreements for the use of intellectual property, are owned by subsidiaries of the Master Issuer, and are pledged to secure the Notes. The restrictions placed on the Master Issuer and its subsidiaries require that interest and principal (if any) on the Notes be paid prior to any residual distributions to the Company, and amounts are segregated weekly to ensure appropriate funds are reserved to pay the quarterly interest and principal (if any) amounts due. The amount of weekly cash flow that exceeds all expenses and obligations of the Master Issuer and its subsidiaries (including required reserve amounts) is generally remitted to the Company in the form of a dividend.

The Notes are subject to certain quantitative covenants related to debt service coverage and leverage ratios. In addition, the agreements related to the Notes also contain various affirmative and negative operating and financial reporting covenants which are customary for such debt instruments. These covenants, among other things, limit the ability of the Master Issuer and its subsidiaries to sell assets; engage in mergers, acquisitions, and other business combinations; declare dividends or redeem or repurchase capital stock; incur, assume, or permit to exist additional indebtedness or guarantees; make loans and investments; incur liens; and enter into transactions with affiliates. In the event that certain covenants are not met, the Notes may become fully due and payable on an accelerated schedule. In addition, the Master Issuer may voluntarily prepay, in part or in full, any series of Class A-2 Notes at any time, subject to certain make-whole obligations.

As of December 28, 2019, the Master Issuer was in compliance with all covenants under the agreements discussed above.

RC Driven Holdings LLC has no material separate cash flows or assets or liabilities other than the investments in its subsidiaries and $1 million in deferred tax assets as of December 28, 2019 and December 29, 2018. All its business operations are conducted through its operating subsidiaries; it has no material independent operations. RC Driven Holdings LLC has no other material commitments or guarantees. As a result of the restrictions described above, $638 million of the subsidiaries’ net assets are effectively restricted in their ability to be transferred to RC Driven Holdings LLC, as of December 28, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expected debt repayments of the Notes for the next five fiscal years and thereafter is as follows:

in thousands
2020	$13,050
2021	13,050
2022	435,400
2023	8,500
2024	8,500
Thereafter	799,000

Estimated debt issuance cost amortization expense for the next five years and thereafter is as follows:

in thousands
2020	$4,491
2021	4,457
2022	3,725
2023	2,808
2024	2,719
Thereafter	3,836

Using quoted prices, the Company determined that the fair value of its long-term debt was $1,372 million (Level 2) as of December 28, 2019.

Note 7—Segment Information

The Company’s worldwide operations are comprised of the following reportable segments: Paint, Collision & Glass; Maintenance; and Platform Services.

The Paint, Collision & Glass segment is primarily composed of the CARSTAR, ABRA, Maaco and Uniban brands and services both retail and commercial customers such as fleet operators and insurance carriers. The Company’s collision services include full collision repair and refinishing services; paint services include surface preparation, standard paint services, surface protection and refinishing and other cosmetic repairs; and glass services include replacement, repair and calibration services for automotive glass.

The Maintenance segment is primarily composed of the Take 5 and Meineke brands and services both retail and commercial customers such as fleet operators. The Company’s maintenance services include oil changes and regularly scheduled and as-needed automotive maintenance services and vehicle component repair and replacement.

The Platform Services segment is primarily composed of the 1-800-Radiator & A/C, PH Vitres D’Autos, Spire Supply, and ATI brands. This segment provides benefits to the Company’s brands by providing growth opportunities through procurement, distribution, and training services as well as M&A growth opportunities through acquisition target sourcing.

In addition to the reportable segments, the Company’s consolidated financial results include “Corporate and Other” activity. Corporate and Other incurs costs related to the advertising revenues and expenses and shared service costs, which are related to finance, IT, human resources, legal, supply chain and other support services. Corporate and Other activity includes the adjustments necessary to eliminate intercompany transactions, namely sales by the Platform Services segment to the Maintenance segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reportable segments align with the Company’s internal operations and how the Chief Operating Decision Maker (CODM) allocates resources and assesses performance against the Company’s key growth strategies. The CODM uses segment revenue and Adjusted EBITDA as the measures for assessing segment performance. The following tables reconcile segment results to consolidated results reported in accordance with U.S. GAAP.

The accounting policies of the segments are the same as those described in Note 1. The CODM does not review asset information by reportable segment and, consequently, the Company does not disclose total assets by reportable segment.

Segment results in 2019 and 2018 are as follows:

(in thousands)	Paint, Collision & Glass	Maintenance	Platform Services	Corporate and Other	Total
For the year ended December 28, 2019
Franchise fees and royalties	$57,520	$31,548	$25,804	$—	$114,872
Company-operated store sales	13,259	311,201	27,002	(16,325)	335,137
Advertising	—	—	—	66,270	66,270
Supply and other	62,060	13,433	8,501	—	83,994

Total revenue	$132,839	$356,182	$61,307	$49,945	$600,273
Adjusted EBITDA	$60,444	$81,732	$26,413	$(43,623)	$124,966

For the year ended December 29, 2018
Franchise fees and royalties	$54,668	$30,645	$22,727	$—	$108,040
Company-operated store sales	2,245	220,344	22,289	(10,946)	233,932
Advertising	—	—	—	72,792	72,792
Supply and other	62,798	11,675	3,478	—	77,951

Total revenue	$119,711	$262,664	$48,494	$61,846	$492,715
Adjusted EBITDA	$55,246	$61,440	$20,220	$(40,848)	$96,058

The reconciliations of Adjusted EBITDA to income before taxes are as follows in 2019 and 2018:

	2019	2018
Adjusted EBITDA	$124,966	$96,058
Acquisition related costs[a]	12,497	—
One-time expenses and project costs[b]	6,644	1,694
Store opening costs	5,721	2,044
Sponsor management fees[c]	2,496	1,960
Straight-line rent adjustment[d]	2,172	1,304
Equity compensation[e]	1,195	1,195
One-time store rationalization[f]	—	9,847
Loss on debt extinguishment	595	6,543
Depreciation and amortization	24,220	19,846
Interest expense, net	56,846	41,758

Income before taxes	$12,580	$9,867

a.

Consists of acquisition costs as reflected within the consolidated statement of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.
b.	Consists of non-recurring, discrete items as determined by management, including strategic project costs and other non-recurring expenses.
c.	Includes management fees paid to Roark Capital Management, LLC.
d.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
e.	Represents non-cash equity-based compensation expense
f.	Represents lease exit costs and other costs associated with store rationalization initiatives.

There were no customers that accounted for 10% or more of the Company’s total revenue or accounts receivable across all segments in 2019 and 2018.

The following table shows information relating to the geographic regions in which the Company operates:

	Total revenues		Total long-lived assets
(in thousands)	December 28, 2019	December 29, 2018	December 28, 2019	December 29, 2018
United States	$552,592	$464,323	$127,090	$91,562
Canada	47,681	28,392	7,291	1,137

Consolidated	$600,273	$492,715	$134,381	$92,699

Revenues are attributed to countries based on the location of the customers.

The following table shows the Company’s capital expenditures and goodwill by reportable segments:

(in thousands)	Paint, Collision & Glass	Maintenance	Platform Services	Corporate and Other	Total
Capital expenditures
2019	$333	$25,192	$48	$2,657	$28,230
2018	312	18,516	250	3,080	22,158
Goodwill
2019	$278,049	$443,168	$149,402	$—	$870,619
2018	188,319	333,787	66,138	—	588,244

In 2019, outside of the impact of changes in foreign exchange rates on translation adjustments, the change in goodwill balances by segment was primarily driven by acquisitions described in Note 2. Changes in the segments’ goodwill balances in 2018 were limited to the impact of changes in foreign exchange rates on translation adjustments.

On November 14, 2019, the Company acquired Clairus. The Company has preliminarily allocated the Clairus goodwill amount to the Paint, Collision & Glass and Platform Services segments as of December 28, 2019. The allocation of goodwill was based on certain preliminary valuations and analysis that have not been completed as of the date of this filing. The Company intends to complete this allocation in 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Income Taxes

The provision for income taxes was computed based on the following amounts of income from continuing operations before income taxes:

in thousands	2019	2018
Domestic	$13,223	$9,124
Foreign	(643)	743

Income before income taxes	$12,580	$9,867

The components of our provision for income taxes were as follows:

in thousands	2019	2018
Current:
Federal	$(537)	$—
State	1,309	1,160
Foreign	889	(643)
Deferred:
Federal	7,043	2,032
State	(5,259)	2
Foreign	1,385	254

Total tax expense (benefit)	$4,830	$2,805

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate reflected in the accompanying financial statements is as follows:

	2019	2018
Federal income tax at statutory rate	21.0%	21.0%
State income taxes, net of federal tax benefits	6.6%	19.1%
State deferred tax rate change	-8.3%	-8.0%
Foreign tax rate differential	0.7%	0.4%
Non-deductible advertising fund loss	5.9%	0.0%
Non-deductible transaction costs	6.7%	0.0%
Other permanent differences	1.1%	3.6%
Deferred tax adjustments	1.9%	-0.1%
Current tax adjustments	2.8%	-7.6%

Effective tax rate	38.4%	28.4%

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law making widespread changes to the Internal Revenue Code. While the TCJA provides for a territorial tax system, beginning in 2018, it includes the global intangible low-taxed income (“GILTI”) provision. There was no impact to the 2018 or 2019 financial statements for GILTI. The Company has elected to account for GILTI tax in the period in which it is incurred. As of December 29, 2018, the Company had completed the accounting for the effects of the enactment of the TCJA. During 2018, the Company also made adjustments related to Staff Accounting Bulletin No. 118 (“SAB 118”), which addresses the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accounting for certain income tax effects of the TCJA. SAB 118 provided that where reasonable estimates can be made, the provisional accounting should be based on such estimates and when no reasonable estimate can be made, the provisional accounting may be based on the tax law in effect before the TCJA. The Company applied the guidance in SAB 118 when accounting for the enactment-date effects of TCJA. Under SAB 118, the Company recorded a $200 thousand benefit in 2018 to complete the accounting for the remeasurement of deferred tax assets and liabilities.

Deferred tax assets (liabilities) are comprised of the following:

in thousands	December 28, 2019	December 29, 2018
Deferred tax assets
Accrued liabilities	$456	$151
Accounts receivable allowance	7,276	7,259
MAF fund balance	—	188
Net operating loss carryforwards	15,925	22,005
Lease market adjustments	2,254	2,713
Interest expense limitation	11,269	4,825
Deferred revenue	822	198
Other deferred assets	4,323	2,719

Total deferred tax assets	42,325	40,058
Deferred tax liabilities
MAF fund balance	177	—
Goodwill and intangible assets	150,459	113,550
Other deferred liabilities	3,044	2,908

Total deferred tax liabilities	153,680	116,458

Net deferred liabilities	$111,355	$76,400

As of December 28, 2019, the Company had federal operating loss carry forwards of $53 million (gross), which will begin to expire in 2032. State tax effected net operating loss carryforwards are $5 million (tax effected) for which portions begin to expire in 2020. Some of the federal net operating losses are subject to certain limitations under IRC Sect. 382, however, the Company believes that these losses are more likely than not to be utilized. As of December 28, 2019, the Company had Canada net operating loss carryforwards of $3 million (gross) for which portions of the operating loss carryforwards begin to expire in 2036. As of December 28, 2019, the Company had $258 million of goodwill that was deductible for tax purposes.

The Company has designated the undistributed earnings of its foreign operations as indefinitely reinvested and as a result the Company does not provide for deferred income taxes on the unremitted earnings of these subsidiaries. As of December 28, 2019, the determination of the amount of such unrecognized deferred tax liability is not practicable.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the change in the accrual for unrecognized income tax benefits is as follows:

in thousands	December 28, 2019	December 29, 2018
Beginning Balance	$797	$797
Increases for current year tax positions	—	—
Increases (reductions) for prior year tax positions	(797)	—
Reduction for statute of limitations expiration	—	—
Reduction for settlements	—	—

Ending Balance	$—	$797

The Company recognizes interest and penalties associated with uncertain tax positions in the income tax expenses. As of December 28, 2019, the Company’s open tax years include fiscal years 2004 – 2019.

Note 9—Related-party Transactions

The Company has an advisory services agreement with Roark Capital Management, LLC (“Roark”), an affiliated entity, which provides that the Company pay an annual advisory services fee to the Roark, in the amount of $1 million and an additional fee based on earnings growth since inception, plus certain out-of-pocket expenses incurred by Roark. In 2019 and 2018, $2 million was paid to Roark.

During 2019, the Company paid a $163 million cash dividend to Driven Investor, LLC (parent to the company). $155 million was paid directly to Driven Investor, LLC through the closing of the Series 2019-1 debt transaction discussed in Note 7 and the remaining $8 million was paid out of the Company’s operating cash.

During 2018, the Company paid a $53 million cash dividend to Driven Investor, LLC. $45 million was paid through the closing of the Series 2018 debt transaction discussed in Note 7 and the remaining $8 million was paid out of the Company’s operating cash.

On June 8, 2015, the Company provided a loan of $750 thousand secured by a Promissory Note, which matures in July 2020 to an Executive of the Company in connection with that Executive’s purchase of 1,500 Units of Driven Investor LLC. Those units are pledged to Driven Brands, Inc. as security for repayment of the loan. The balance outstanding on the note were $690 thousand and $705 thousand as of December 28, 2019 and December 29, 2018, respectively.

Note 10—Employee Benefit Plans

The Company has a 401(k) plan that covers eligible employees as defined by the plan agreement. Employer contributions to the plan were less than $1 million in 2019 and 2018.

The Company has a rabbi trust to fund the obligations of its non-qualified deferred compensation plan for its executive level employees, which became effective as of January 1, 2018. The rabbi trust comprises various mutual fund investments selected by plan participants. The Company accounts for the mutual fund investment assets as trading securities, considering plan participants have the ability to direct the investments of any new or previously funded amounts. Therefore, the invested assets are reported at fair value with any subsequent changes in fair value recorded in the consolidated statement of operations. As such, offsetting changes in the asset values and defined contribution plan obligations would be recorded in earnings in the same period. The trust asset balances were $1 million and less than $1 million and the deferred compensation plan liability balances were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$1 million and less than $1 million as of December 28, 2019 and December 29, 2018, respectively. The trust assets and liabilities are recorded within prepaid and other assets and accrued expenses and other liabilities, respectively, within the consolidated balance sheets.

Note 11—Equity Agreements and Incentive Equity Plan

On April 17, 2015, Driven Investor LLC entered into a limited liability company agreement (the Equity Plan). The Equity Plan, among other things, established the ownership of certain membership units in Driven Investor LLC and defined the distribution rights and allocations of profits and losses associated with those membership units. Additionally, the Equity Plan calls for certain restrictions regarding transfers of units, corporate governance and Board of Director representation.

In April 2015, Driven Investor LLC established certain profits interest units as part of the award agreements (the Award Agreements). The Award Agreements provide for grants of certain profits interest units to employees, directors or consultants of Driven Investor LLC and Subsidiaries. As of December 28, 2019, Driven Investor LLC had approximately 6,012 total Profits Interest Units reserved for issuance under the Equity Plan.

The Profits Interest Time Units become vested in five installments of 20% each on each of the first five anniversaries of the grant date or vesting date, if one exists; provided that the employee remains in continuous service on each vesting date. All outstanding Profits Interest Time Units shall vest immediately prior to the effective date of a change in control (as long as such change in control is consummated).

Profits Interest Performance Units will vest immediately prior to the effective date of a change in control (as long as such change in control is consummated). The percentage of vesting is based on achieving certain performance criteria. Vesting will not occur unless a minimum performance criteria threshold is achieved.

For both the Profits Interest Time Units and Profits Interest Performance, if the grantee’s continuous service terminates for any reason, the Grantee shall forfeit all right, title, and interest in and to any unvested units as of the date of such termination, unless the grantee’s continuous service period is terminated by the Company without cause within the six-month period prior to the date of consummation of the change in control. In addition, the grantee shall forfeit all right, title, and interest in and to any vested units if the grantee is terminated for cause, breaches any post-termination covenants, or for failing to execute any general release required to be executed. The Profits Interest Performance Units are also subject to certain performance criteria which may cause the units not to vest.

	Time Units	Weighted Average Grant Date Fair Value, per unit	Performance Units	Weighted Average Grant Date Fair Value, per unit
Outstanding as of December 30, 2017	13,255	$295	25,024	$221
Granted	2,721	1,430	5,427	858
Forfeited/Cancelled	(2,198)	413	(5,715)	258

Outstanding as of December 29, 2018	13,778	501	24,736	353

Granted	—		—
Forfeited/Cancelled	(197)	1,085	(100)	858

Outstanding as of December 28, 2019	13,581	$492	24,636	$351

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized $1 million in compensation expense for the Profits Interest Time Units in 2019 and 2018. The Company has unrecognized compensation expense of $3 million related to unvested time units which it will recognize over a weighted-average vesting period of two years. As of December 28, 2019, and December 29, 2018, no compensation expense for the Profits Interest Performance Units was recognized given that none of the performance criteria were met or probable.

The fair value of all incentive units granted was estimated using a Black-Scholes option pricing model using the following assumptions:

Incentive Units
Annual dividend yield	0.00%
Weighted average expected life (Years)	3.00
Risk-free interest rate	2.90%
Expected volatility	40.00%

The expected term of the incentive units is based on evaluations of historical and expected future employee behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company as the Company does not have sufficient historical transactions of its own shares on which to base expected volatility. As of December 28, 2019, the Company does not intend to pay dividends or distributions in the future.

Note 12—Commitments and Contingencies

The Company and its subsidiaries have non-cancelable operating lease agreements for the rental of office space, company-operated shops, and office equipment. In addition, the Company’s subsidiaries enter into certain lease agreements with owners of real property in order to sublet the leased premises to its franchisees. The Company’s future minimum rental commitments under these operating leases with remaining terms in excess of one year and related sublease rentals are as follows:

in thousands	Operating Leases	Sublease Rentals
2020	$43,480	$8,140
2021	40,855	6,286
2022	40,149	5,409
2023	38,506	4,223
2024	35,655	1,907
Thereafter	236,767	6,773

Total	$435,412	$32,738

As of December 28, 2019, the Company’s subsidiaries had two capital lease arrangements for the rental of company-operated shops at a net book value of $2 million. The future minimum rental commitments under these capital lease arrangements are approximately $300 thousand for each of the next five years. The total future minimum rental commitments over the life of the arrangements are $5 million and approximately $3 million represents interest.

Total rental expense was $35 million and $30 million in 2019 and 2018, respectively. In 2019, $25 million of this expense is presented within company-operated store expenses, while $10 million is presented within

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

selling, general, and administrative expenses in the consolidated statements of operations. In 2018, $19 million of this expense is presented within company-operated store expenses, while $11 million is presented within selling, general, and administrative expenses in the consolidated statements of operations. Additionally, the Company recognized $8 million and $9 million of sublease rental income received during the same periods, respectively, which is presented in other revenue in the consolidated statements of operations.

The Company’s subsidiaries are parties to operating leases and subleases that contain escalating rentals. As of December 28, 2019, a deferred rent liability of $6 million and a deferred rent asset of $1 million is recorded in order to recognize the related rent expense and income on a straight-line basis over the lease term. As of December 29, 2018, a deferred rent liability of $4 million and a deferred rent asset of $1 million is recorded in order to recognize the related rent expense and income on a straight-line basis over the lease term.

The Company had a supply agreement with a supplier to purchase automotive motor oil, lubricants, greases and fluids that expired in August 2018 and was not renegotiated. Under the agreement, the Company was required to purchase a certain minimum aggregate quarterly volume from the supplier or its assignees. If these minimum purchase levels were met, the Company received quarterly rebates, or marketing support payments, for certain product categories based upon the actual volume in gallons. The agreement only provided for a minimum volume and did not require minimum payments. Earned rebates of $3 million were recorded as a reduction of costs of goods sold in 2018. The supplier settled all amounts owed to the Company as of December 28, 2019.

Legal actions incident to the ordinary course of business are pending against the Company or its subsidiaries. The Company does not expect that the ultimate costs to resolve these matters will have a material effect on the Company’s financial position, results of operations or cash flows.

Note 13—Earnings Per Share

The Company discloses two calculations of earnings per member unit (“EPS”): basic EPS and diluted EPS. The numerator in calculating common stock basic and diluted EPS is consolidated net income. The denominator in calculating common stock basic EPS is the weighted average shares outstanding. The denominator in calculating common stock diluted EPS includes the additional dilutive effect of outstanding stock options, unvested restricted stock grants and unvested performance-based restricted stock grants.

The computation of basic and diluted earnings per common share is as follows (in thousands, except share and per share amounts):

	2019	2018
Net income available to members—basic and diluted	$7,731	$7,062
Weighted average number of shares—basic and diluted	1,000	1,000
Earnings per share—basic and diluted	7,731	7,062

There were no potentially dilutive securities outstanding in 2019 and 2018.

Unaudited Pro Forma Earnings Per Share

The unaudited pro forma earnings per common share, basic and diluted, for fiscal 2019 gives effect to the number of shares whose proceeds would be necessary to pay the outstanding senior notes on December 28, 2019.

RC DRIVEN HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of the unaudited pro forma earnings per common share, basic and diluted (in thousands, except per share data):

	2019
Numerator:
Pro forma net income available to common shareholders
Adjustment to interest on debt

Net income available to common shareholders – basic and diluted		$7,731
Denominator:
Weighted average number of common shares outstanding
Add: Shares issued in offering necessary to pay senior notes

Pro forma weighted average number of common shares outstanding – basic and diluted

Pro forma earnings per common share (unaudited)	$

Note 14—Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 26, 2020, the date the financial statements were available to be issued. All subsequent events requiring recognition and disclosure have been incorporated into these financial statements.

On February 7, 2020, the loan with an Executive of the Company secured by a Promissory Note (described in Note 8) was settled and extinguished.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout North America. COVID-19 has disrupted and continues to significantly disrupt local, regional and global economies and businesses. Because of potential operating restrictions and other consequences of the outbreak, it is likely there will be significant disruptions in customer demand, the supply chain for products and services, employee availability, and other aspects of operating our business for an indeterminate period. While the Company expects this matter to negatively impact the business in the near-term, the related financial impact cannot be reasonably estimated at this time. As a result, the Company is leveraging its balance sheet and has fully drawn the balance of its 2019-3 VFN.

Shares

Driven Brands Holdings Inc.

PROSPECTUS

Morgan Stanley

BofA Securities

Goldman Sachs & Co. LLC

                , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$	*
Stock exchange listing fee		*
Financial Industry Regulatory Authority filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. The registrant’s bylaws provide for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Under the Stockholders Agreement, we will agree to indemnify our Principal Stockholder and its affiliates from any losses arising directly or indirectly out of our Principal Stockholder’s actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of any director nominated by our Principal Stockholder, including any act or omission in connection with this offering.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.

Prior to the closing of this offering, we will complete transactions pursuant to which we will convert from a Delaware limited liability company into a Delaware corporation. In connection with the conversion, all of our outstanding equity interests will convert into shares of common stock. Driven Investor LLC, our direct parent company, will receive all of our common stock in exchange for our equity interests.

The Master Issuer has issued several series of Senior Notes pursuant to the Senior Notes Indenture. The Senior Notes include:

•

the Series 2018-1 4.739% Fixed Rate Senior Secured Notes, Class A-2, issued on April 24, 2018, with an initial principal amount of $275 million, for which Barclays Capital Inc. acted as initial purchaser;

•

the Series 2019-1 4.641% Fixed Rate Senior Secured Notes, Class A-2, issued on March 19, 2019, with an initial principal amount of $300 million, for which Barclays Capital Inc. acted as initial purchaser;

•

the Series 2019-2 3.981% Fixed Rate Senior Secured Notes, Class A-2, issued on September 17, 2019, with an initial principal amount of $275 million, for which Barclays Capital Inc. acted as initial purchaser; and

•

the Series 2019-3 Variable Funding Senior Secured Notes, Class A-1, issued on December 11, 2019, which allow for draws of up to $115 million pursuant to the VFN Facility and under the Series 2019-3 Class A-1 Notes using various credit instruments, including a letter of credit sub-facility of up to $50 million and a swingline sub-facility of up to $25 million, and under which $59 million was outstanding as of December 28, 2019.

Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedule

See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

2.1*	Form of Certificate of Conversion

3.2*	Form of Certificate of Incorporation of Driven Brands Holdings Inc., to become effective immediately prior to the completion of this offering

3.4*	Form of Bylaws of Driven Brands Holdings Inc., to become effective immediately prior to the completion of this offering

4.1*	Specimen of Share Certificate of Driven Brands Holdings Inc.

4.2*	Amended and Restated Base Indenture, dated as of April 24, 2018, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and securities intermediary

4.3*	Amendment No. 1 to the Amended and Restated Base Indenture, dated as of March 19, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.4*	Amendment No. 2 to the Amended and Restated Base Indenture, dated as of June 15, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.5*	Amendment No. 3 to the Amended and Restated Base Indenture, dated as of September 17, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.6*	Series 2015-1 Supplement, dated as of July 31, 2015, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2015-1 securities intermediary

4.7*	Amendment No. 1 to Series 2015-1 Supplement, dated as of April 24, 2018, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee

4.8*	Series 2016-1 Supplement, dated as of May 20, 2016, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2016-1 securities intermediary

4.9*	Series 2018-1 Supplement, dated as of April 24, 2018, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2018-1 securities intermediary

4.10*	Series 2019-1 Supplement, dated as of March 19, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2019-1 securities intermediary

4.11*	Series 2019-2 Supplement, dated as of September 17, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2019-2 securities intermediary

4.12*	Series 2019-3 Supplement, dated as of December 11, 2019, by and between Driven Brands Funding, LLC, as issuer, and Citibank, N.A., as trustee and Series 2019-3 securities intermediary

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1*	Class A-1 Note Purchase Agreement (Series 2019-3 Class A-1 Notes), dated as of December 11, 2019, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, Driven Systems LLC, Driven Product Sourcing LLC, 1-800-Radiator Product Sourcing LLC, 1-800-Radiator Franchisor SPV LLC, Meineke Franchisor SPV LLC, MAACO Franchisor SPV LLC, Econo Lube Franchisor SPV LLC, Drive N Style Franchisor SPV LLC, Merlin Franchisor SPV LLC, CARSTAR Franchisor SPV LLC, Take 5 Franchisor SPV LLC, Take 5 Properties SPV LLC, ABRA Franchisor SPV LLC, Driven Brands, Inc., the conduit investors party thereto, the financial institutions party thereto, the funding agents party thereto, Barclays Bank PLC, New York Branch, as L/C provider, and Barclays Bank PLC, as swingline lender and administrative agent

10.2*	Amended and Restated Guarantee and Collateral Agreement, dated as of April 24, 2018, by and among Driven Funding Holdco, LLC, Driven Systems LLC, Driven Product Sourcing LLC, 1-800-Radiator Product Sourcing LLC, 1-800-Radiator Franchisor SPV LLC, Meineke Franchisor SPV LLC, MAACO Franchisor SPV LLC, Econo Lube Franchisor SPV LLC, Drive N Style Franchisor SPV LLC, Merlin Franchisor SPV LLC, CARSTAR Franchisor SPV LLC, Take 5 Franchisor SPV LLC and Take 5 Properties SPV LLC in favor of Citibank, N.A., as trustee

10.3*	Amended and Restated Management Agreement, dated as of April 24, 2018, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, Driven Systems LLC, Driven Product Sourcing LLC, 1-800-Radiator Product Sourcing LLC, 1-800-Radiator Franchisor SPV LLC, Meineke Franchisor SPV LLC, MAACO Franchisor SPV LLC, Econo Lube Franchisor SPV LLC, Drive N Style Franchisor SPV LLC, Merlin Franchisor SPV LLC, CARSTAR Franchisor SPV LLC, Take 5 Franchisor SPV LLC, Take 5 Properties SPV LLC, Take 5 LLC, Take 5 Oil Change, Inc., Driven Brands, Inc., as manager, and Citibank, N.A., as trustee

10.4*	Amendment and Joinder to Management Agreement, dated as of October 4, 2019, by and among Driven Brands Funding, LLC, Driven Funding Holdco, LLC, Driven Systems LLC, Driven Product Sourcing LLC, 1-800-Radiator Product Sourcing LLC, 1-800-Radiator Franchisor SPV LLC, Meineke Franchisor SPV LLC, MAACO Franchisor SPV LLC, Econo Lube Franchisor SPV LLC, Drive N Style Franchisor SPV LLC, Merlin Franchisor SPV LLC, CARSTAR Franchisor SPV LLC, Take 5 Franchisor SPV LLC, Take 5 Properties SPV LLC, ABRA Franchisor SPV LLC, Take 5 LLC, Take 5 Oil Change, Inc., Driven Brands, Inc., as manager, and Citibank, N.A., as trustee

10.5*	Form of Stockholders Agreement by and among Driven Brands Holdings Inc. and the stockholders party thereto

10.6*	Form of Registration Rights Agreement by and between Driven Brands Holdings Inc. and the stockholders party thereto

10.7*	Form of Indemnification Agreement by and between the Driven Brands Holdings Inc. and each of its directors and executive officers

10.8*	Amended and Restated Employment Agreement by and between Jonathan Fitzpatrick and Driven Brands, Inc., dated as of April 17, 2015

10.9*	Letter Agreement by and between Gabe Mendoza and 1-800-Radiator &A/C Inc., dated as of June 8, 2015

10.10*	Employment Agreement by and between Jacky Wu and Driven Brands Shared Services LLC, dated as of August 26, 2016

10.11*	Amendment to Employment Agreement by and between Jacky Wu and Driven Brands Shared Services LLC, dated as of January 11, 2018

10.12*	Driven Brands, Inc. Non-Qualified Deferred Compensation Plan, effective as of January 1, 2018

21.1*	Subsidiaries of the registrant

23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature page)

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on the                day of                , 2020.

RC Driven Holdings LLC

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints                                          and                                         , his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jonathan Fitzpatrick	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Tiffany Mason	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020

Neal Aronson	Director	, 2020

Michael Thompson	Director	, 2020

Chadwick Hume	Director	, 2020

Rick Puckett	Director	, 2020